Exhibit 99.1

AMERICAN LITHIUM CORP.

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED FEBRUARY 28, 2023

Dated May 29, 2023

Corporate Office

Suite 710, 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3

Registered Office

Suite 2200, 885 West Georgia Street
Vancouver, British Columbia, V6C 3E8

TABLE OF CONTENTS

PRELIMINARY NOTES	4
Date of Information	4
Cautionary Notes to U.S. Investors Concerning Resource Estimates	4
Currency	5
Forward-Looking Information	5
Cautionary Note Regarding Peru Concessions	7
Certain Other Information	7
Qualified Person and Technical Reports	7
CORPORATE STRUCTURE	8
Name, Address and Incorporation	8
Intercorporate Relationships	9
GENERAL DEVELOPMENT OF THE BUSINESS	10
Three Year History	10
2022 – 2023 Developments	13
Selected Financings	16
Subsequent Events to February 28, 2023	16
THE BUSINESS	16
Background	16
Specialized Skills and Knowledge	17
Competitive Conditions	17
Business Cycles	17
Environmental Protection	17
Employees	18
Foreign Operations	18
Reorganizations	18
Social and Environmental Policies	18
RISK FACTORS	18
MINERAL PROPERTIES	28
TLC Lithium Project	28
Introduction	29
Reliance on other Experts	29
Property Description and Location	29
Property Concessions	31
Accessibility, Climate, Local Resources, Infrastructure	33
History	33
Geological Setting and Mineralization	33
Exploration	34
Drilling	35
Sample Preparation, Analyses and Analyses	35
Quality Control	36
Data Verification	36
Limitation to Data Validation by QP	36
Opinion of the Independent QP	36
Mineral Resource Estimation	37

i

Potential Risks	41
Mineral Reserve Estimates	41
Mining Operations/Methods	41
Mineral Processing and Recovery	42
Capital Cost Estimates	45
Operating Cost Estimates	47
Alternative Case: By-Product Recovery	50
Adjacent Properties	50
Interpretations and Conclusions	51
Recommendations	51
Exploration, Development and Production	52
Falchani Lithium Project (“Falchani Project”) and Macusani Uranium Project (“Macusani Project”) – Puno, Peru	54
Falchani Lithium Project Description, Location and Access	54
History	56
Geological Setting, Mineralization and Deposit Types	57
Exploration	58
Drilling	59
Sampling, Analysis and Data Verification	59
Mineral Processing and Metallurgical Testing	61
Mineral Resource Estimates	62
Mineral Reserve Estimates	66
Mining Operations	66
Processing and Recovery Operations	68
Infrastructure, Permitting and Compliance Activities	69
Capital and Operating Costs	71
Macusani Uranium Project – Peru	79
Macusani Uranium Project Description, Location and Access	80
History	82
Geological Setting, Mineralization and Deposit Types	84
Exploration	85
Drilling	86
Sampling, Analysis and Data Verification	89
Mineral Processing and Metallurgical Testing	93
Mineral Resource Estimates	98
Mining Operations	101
Processing and Recovery Methods	103
Infrastructure, Permitting and Compliance Activities	105
Capital and Operating Costs	110
DIVIDENDS AND DISTRIBUTIONS	116
CAPITAL STRUCTURE	116
Shares	116
MARKET FOR SECURITIES	117
Trading Price and Volume	117
Prior Sales	117

ii

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	118
DIRECTORS AND OFFICERS	118
Name, Occupation and Security Holding	118
Shareholdings of Directors and Officers	119
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	119
Conflicts of Interest	120
PROMOTERS	121
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	121
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	121
AUDITORS, TRANSFER AGENT AND REGISTRAR	121
Auditors	121
Transfer Agents, Registrars or Other Agents	121
MATERIAL CONTRACTS	121
INTEREST OF EXPERTS	121
ADDITIONAL INFORMATION	122

iii

PRELIMINARY NOTES

Date of Information

Unless otherwise stated, the information herein is presented as at February 28, 2023, being the date of American Lithium Corp.’s (“American Lithium” or the “Company”) most recently completed financial year.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This Annual Information Form (“AIF”) was prepared in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards definition differed significantly from standards in the United States. The United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replaced the property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards definition that are required under NI 43-101. Investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Standards definition, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Currency

Except where otherwise indicated, all references to currency in this AIF are to Canadian Dollars (“$”).

Forward-Looking Information

This AIF may contain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (“forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect management’s expectations or beliefs regarding future events and include, but are not limited to, statements regarding the business, operations, outlook and financial performance and condition of the Company; potential benefits from the acquisition of Plateau Energy Metals Inc. (“Plateau”) and its subsidiaries; plans, objectives and advancement of the TLC Lithium Property, the Falchani Lithium Project and Macusani Uranium Project (each as defined below, and collectively, the “Projects”); exploration drilling plans, in-fill and expansion drilling plans and other work plans, exploration programs and development plans to be conducted; results of exploration, development and operations; expansion of resources and testing of new deposits; environmental and social community and other permitting; timing, type and amount of capital and operating and exploration expenditures, as well as future production costs; estimation of mineral resources and mineral reserves; realization of mineral reserves; preliminary economic assessments (each, a “PEA”), including the timing for completion, and the assumptions and parameters upon which they are based, and the timing and amount of future estimated production; development and advancement of the Projects; success of mining operations; treatment under regulatory regimes; ability to realize value from the Company’s assets; adequacy of the Company’s financial resources; environmental matters, including reclamation expenses; insurance coverage; title disputes or claims, including the status of the “Precautionary Measures” filed by the Company’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the judicial appeal process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the anticipated New Uranium Regulations affecting Peru; and limitations on insurance coverage any other statements regarding the business plans, expectations and objectives of the Company; and any other information contained herein that is not a statement of historical fact. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”.

Forward-looking statements are based on management’s reasonable estimates, expectations, analyses and opinions at the date the information is provided and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, without limitation: that no significant event will occur outside the ordinary course of business of the Company; the Company’s ability to achieve its stated goals and objectives, including the anticipated benefits of the acquisition of Plateau and its subsidiaries; legislative and regulatory environment; impact of increasing competition; current technological trends; price of lithium, uranium and other metals; costs of development and advancement; anticipated results of exploration and development activities; the ability to operate in a safe and effective manner; and the ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Further, the aforementioned assumptions may be affected by the long lasting negative disruptive effects of the coronavirus (“COVID-19”) pandemic, which resulted in a widespread health crisis that continues to affect the economies and financial markets of many countries around the world, as well as the ongoing Russo-Ukrainian War, which has resulted increased volatility in commodity markets. The consequences of the COVID-19 pandemic, as well as the ongoing Russo-Ukrainian War, include global stock market and financial market volatility; operating, supply chain and project development delays and disruptions; and increased interest rates, all of which have and could further affect commodity prices, credit ratings and credit risk. The ongoing effects of the COVID-19, and any escalation of the Russo-Ukrainian War, could have a material adverse impact on the Company’s plans, operations, financial condition, and the market for its securities; however, as at the date of this AIF, such impact cannot be reasonably estimated. Although the Company believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Company can provide no assurance that such opinions and expectations will prove to be correct.

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Company’s ability to achieve its stated goals, including the benefits of the acquisition of Plateau and its subsidiaries; the estimated valuation of the Company being accurate; the estimated costs associated with the advancement of the Projects; legislative changes that impact operations of the Company; risks and uncertainties relating to the COVID-19 or similar such pandemics; the anticipated New Uranium Regulations affecting Peru; risks related to the certainty of title to the properties of the Company, including the status of the “Precautionary Measures” filed by the Company’s subsidiary Macusani, the outcome of the administrative process, the judicial appeal process, and any and all future remedies pursued by the Company and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including, but not limited to, local communities and all levels of government; the potential for delays in exploration or development activities and other effects due to global pandemics, such as the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; variations in mineralization reserves, grade and recover rates; changes in project parameters as plans continue to be refined; the possibility that any future exploration, development or mining results will not be consistent with expectations; risks that permits or approvals will not be obtained as planned or delays in obtaining permits or approvals; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; other risks of the mining industry; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Company operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the pandemic measures taken to reduce the spread of COVID-19 or any such future pandemics; any of which could continue to negatively affect global financial markets, including the trading price of the Company’s shares and could negatively affect the Company’s ability to raise capital and may also result in additional and unknown risks or liabilities to the Company. Other risks and uncertainties related to prospects, properties and business strategy of the Company are identified in the “Risk Factors” section of this AIF, as well as those factors detailed from time to time in the Company’s condensed interim and annual consolidated financial statements, management discussion and analysis and other recent securities filings available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Cautionary Note Regarding Peru Concessions

Thirty-two (32) of the 174 Falchani Lithium Project and the Macusani Uranium Project concessions originally held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru (“INGEMMET”) and the Mining Council of the Ministry of Energy and Mines of Peru (“MINEM”) in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeal will be considered by a higher court tribunal currently scheduled for September 7, 2023. If American Lithium’s subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani’s title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.

Certain Other Information

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

Qualified Person and Technical Reports

The scientific and technical information contained in this AIF relating to the TLC Lithium Property, the Falchani Lithium Project and the Macusani Uranium Project has been reviewed and approved by Ted O’Connor, Executive Vice-President and Technical Advisor of the Company, who is a Qualified Person as defined in NI 43-101. Certain scientific and technical information with respect to the TLC Lithium Property contained in this AIF has been taken from the technical report entitled “Tonopah Lithium Claims Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of January 31, 2023 and prepared by John Joseph Riordan, Valentine Eugene Coetzee of DRA Pacific, and Derek J. Loveday, Satjeet Pandher, Joan C. Kester and Sean Ennis of Stantec Consulting Inc., a copy of which is available on American Lithium’s SEDAR profile at www.sedar.com. Certain scientific and technical information with respect to: (a) the Falchani Lithium Project contained in this AIF has been taken from the technical report entitled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of February 4, 2020 and prepared by John Joseph Riordan, David Alan Thompson, Valentine Eugene Coetzee and Stewart Nupen of DRA Pacific.; and (b) the Macusani Uranium Project contained in this AIF has been taken from the technical report entitled “Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” with an effective date of January 12, 2016 and prepared by Michael Short and Thomas Apelt of GBM Minerals Engineering Consultants Limited, David Young of The Mineral Corporation and Mark Mounde of Wardell Armstrong International Limited, copies of both of which are available on Plateau’s SEDAR profile at www.sedar.com. The PEAs included herein are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEAs will be realized. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing, or other relevant factors.

Certain information in this AIF updates information from the TLC Technical Report, the Falchani Technical Report and the Macusani Technical Report, as applicable, which such updates have been reviewed and approved by Ted O’Connor, Executive Vice-President and Technical Advisor of the Company and a Qualified Person as defined in NI 43-101.

CORPORATE STRUCTURE

Name, Address and Incorporation

American Lithium Corp. was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on February 25, 1974 as Menika Mining Ltd. On April 11, 2016, the Company announced that it had changed its name from Menika Mining Ltd. to “American Lithium Corp.” and that trading would commence under the new name effective at the open of markets on April 18, 2016 under the symbol “LI”.

The Company has been actively involved in lithium exploration since April 2016 and has been focused on the acquisition, exploration and development of properties in North- and South- America prospective for lithium deposits and, in particular, its Tonopah Lithium Project in Nevada (the “TLC Lithium Project” or the “TLC Lithium Property”) with drilling in 2019 and 2020 leading to the publication of a maiden NI 43-101 resource in April 2020 and a PEA in January 2023. With the acquisition of Plateau in May 2021, the Company also added additional lithium and uranium properties in Peru. Currently, American Lithium focuses its operations on the TLC Lithium Project, the Falchani Lithium Project, and the Macusani Uranium Project, and as they have NI 43-101 mineral resource estimates and published PEAs, the Company recognizes them to have potential for continued development.

American Lithium is listed on the TSX Venture Exchange (“TSXV”) and trades under the symbol “LI”, on the Frankfurt Stock Exchange (“FRA”) under the symbol “5LA1” and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AMLI”. The Company is a reporting issuer in British Columbia and Alberta and files its continuous disclosure documents with the Canadian Securities Authorities in such provinces. Such documents are available on SEDAR at www.sedar.com. Except as otherwise expressly indicated, American Lithium’s filings through SEDAR are not incorporated by reference in this AIF.

The Company’s corporate office is located at Suite 710, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3 and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

Intercorporate Relationships

As of the date of this AIF, American Lithium has seven subsidiaries: (i) one of which is incorporated under the laws of the Province of British Columbia, being American Lithium Holdings Corp. (“Holdings”); (ii) three of which are incorporated under the laws of the State of Nevada (the “Nevada Subsidiaries”), being, Big Smoky Holdings, Inc., Tonopah Lithium Corp. (“TLC”) and Maran Ventures Ltd.; (iii) one of which is incorporated under the laws of the Province of Ontario, being Plateau Energy Metals Inc.; and (iv) two of which are incorporated under the laws of Peru, being Macusani Yellowcake S.A.C. and Macusani Uranium S.A.C. (“Macusani Uranium”, and together with Macusani, the “Peru Subsidiaries”). Holdings is the registered and beneficial owner of all the outstanding share capital of the Nevada Subsidiaries. Plateau is the registered owner of 99.5% of the outstanding share capital of Macusani, which owns 99.5% of the outstanding share capital of Macusani Uranium, with the remaining 0.5% held by a Peruvian individual as recommended by the Ministry of Energy and Mines (“MEM”).

The following diagram shows the Company’s intercorporate relationships. Each of the below noted subsidiaries are wholly-owned, with the exception of the Peru Subsidiaries.

I.	American Lithium Holdings Corp. (British Columbia)

(a)	Tonopah Lithium Corp. (Nevada)

(b)	Big Smoky Holdings, Inc. (Nevada)

(c)	Maran Ventures Ltd. (Nevada)

II.	Plateau Energy Metals Inc. (Ontario)

(a)	Macusani Yellowcake S.A.C. (Peru)(1)

(A)	Macusani Uranium S.A.C. (Peru)

Note:

(1)	Plateau Energy Metals Inc. controls 100% of and owns 99.5% of the outstanding share capital of Macusani Yellowcake S.A.C., with the remaining 0.5% held by a Peruvian individual as recommended by the MEM.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2020 – 2021 Developments

On May 4, 2020, the Company completed a technical report on the TLC Lithium Project titled “Technical Report TLC Property, Nye County, Nevada, USA”, which is available under the Company’s profile on www.sedar.com.

On June 25, 2020, the Company announced that Simon Clarke was appointed to the Board of Directors.

On July 10, 2020, the Company announced it had reached an agreement with Nevada Alaska Mining Company, Inc. (“Nevada Alaska”), under which the Company would buyback (the “Buyback”) 1.5% of the existing gross overriding royalty pertaining to a number of the original concessions comprising the Company’s wholly owned TLC Lithium Property (the “Buyback Agreement”). Prior to the exercise of the Buyback, Nevada Alaska held a 2.5% gross overriding royalty on commercial production from certain of the concessions comprising the TLC Lithium Property, and following completion of the Buyback, continues to hold a 1.0% royalty. In consideration for the Buyback, the Company paid US$150,000 and issued 843,750 Shares to Nevada Alaska.

Also on July 10, 2020, the Company announced it had reached an agreement to acquire all of the outstanding share capital of an arm’s length Nevada company, 4286128 Nevada Corp., which holds the rights to a series of lode mining claims totaling approximately 2,000 acres contiguous to and north and northwest of the TLC Lithium Property (the “4286128 Agreement”). In accordance with the 4286128 Agreement, the Company issued 4,000,000 Shares to the existing shareholders of 4286128 Nevada Corp.

On July 27, 2020, the Company signed a letter of intent to acquire a 100% interest in certain privately held lands and the accompanying 1,176 acre-feet of water rights (the “Water Rights LOI”).

In August 2020, the Company announced the results from its draft Baseline Biological Survey which examined the TLC Lithium Property area in detail to document all species present. The report had positive results as it showed that “no species or habitat protected under the Endangered Species Act are present within the project area.” These results facilitated the continuation of study and the completion and filing of the plan of operations (the “PO”) as set out below.

On August 20, 2020, the Company announced that Andrew Squires had resigned from, and G.A. (Ben) Binninger was appointed to, the Board of Directors.

On September 17, 2020, pursuant to the Water Rights LOI, the Company entered into a real property purchase agreement (the “Water Right Purchase Agreement”). Pursuant to the terms of the Water Rights Purchase Agreement, the Company paid USD$300,000 to the vendor with an additional USD$1 million will be paid in equal annual installments over the next four years. On August 31, 2022 the Company made accelerated payments of $1,300,000 and now has full title to this property and associated water rights.

The Company submitted its PO for the next phase of advancement at the TLC Lithium Project to the Bureau of Land Management (“BLM”) in January 2021 which also included the Baseline Biological Survey as well as a Baseline Cultural Survey.

During the financial year ended February 28, 2021 the Company also received an aggregate of $14,514,896 from the exercise of various outstanding Warrants and Options (as defined below).

2021 – 2022 Developments

On February 9, 2021, the Company announced that it had reached agreement to acquire Plateau and to consolidate both companies’ development-stage lithium assets and acquire the Macusani Uranium Project. Such agreement was, amongst other things, subject to a court approved plan of arrangement (the “Arrangement”), the approval of Plateau equity holders as well as regulatory approvals.

On March 4, 2021, the Company announced that it had been selected by the US Department of Energy Advanced Manufacturing Office, with co-recipient American Battery Technology Company and another industry partner, to receive grant funding totaling 50% of the capital cost for a US$4.5M lithium processing pilot plant. However, the Company subsequently decided during 2022, to focus on traditional processing methods as it was able to successfully extract lithium through acid leaching and roasting options and it wanted to focus its resources on these approaches. The Company also found the structure being proposed difficult to support and it notified the other parties accordingly.

On April 29, 2021, the Company announced that Simon Clarke was appointed Chief Executive Officer.

On April 29, 2021, the Company also completed a private placement of 7,518,750 units (each, a “Unit”) at a price of $2.00 per Unit, for gross proceeds of $15,037,500.

On May 3, 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued and outstanding shares of 1301420 Nevada Ltd., which holds the title to a series of mining claims totaling 2,260 acres located in Esmeralda County, Nevada, contiguous and to the west of the Company’s TLC Lithium Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement (the “1301420 Agreement”), the Company issued 4,000,000 Shares to the existing shareholder of 1301420 BC Ltd. and this has been accounted for as an asset acquisition.

On May 11, 2021 the Company completed the acquisition of Plateau by way of the Arrangement, resulting in Plateau becoming a wholly-owned subsidiary of the Company. Under the terms of the Arrangement, each holder of Plateau common shares received 0.29 of a common share of the Company (a “Share”) and 0.145 of a Share purchase warrant of the Company (a “Warrant”, each whole Warrant an “Exchange Warrant”) for each Plateau common share held immediately prior to effective time (the “Exchange Ratio”). Each whole Exchange Warrant entitles the holder to acquire one Share at a price of $3.00 until May 11, 2024.

Each Plateau common share purchase warrant existing at the time, upon the exercise thereof on or after the effective time in accordance with its terms, entitled the holder to acquire 0.29 of a Share and 0.145 of an Exchange Warrant for each Plateau common share the warrant holder would have been entitled to acquire prior to the closing of the Arrangement. Existing Plateau stock options were exchanged for an Option to acquire from American Lithium the number of Shares equal to the product of: (A) the number of Plateau common shares subject to such Plateau stock option immediately prior to the effective date of the Arrangement, multiplied by (B) 0.29 of a Share for each Plateau common share. Each restricted share unit and deferred share unit of Plateau vested immediately prior to the effective time and was exchanged for one Plateau common share, and the holders thereof participated in the Arrangement as Plateau shareholders. Pursuant to the Arrangement, American Lithium acquired 127,213,511 Plateau common shares, representing 100% of the outstanding share capital of Plateau. The Company filed a Form 51-102F4 Business Acquisition Report in respect of the Arrangement.

Also on May 11, 2021, in connection with the acquisition of Plateau, Andrew Bowering stepped down as Chief Financial Officer and was appointed Chairman of the Board, Laurence Stefan was appointed President and Chief Operating Officer and was appointed to the Board of Directors, Philip N. Gibbs was appointed Chief Financial Officer and Ted O’Connor was appointed to the Board of Directors.

The Company made strong progress in metallurgy and process engineering in mid-2021. On June 29, 2021, the Company announced the ability to extract lithium from TLC Lithium Project claystones through roasting and water leaching. On August 5, 2021, the Company announced 95.1% lithium extraction using hydrochloric acid leaching process, and on August 25, 2021, the Company announced the highest lithium extraction results achieved by the Company to date, at 97.4% extraction, utilizing the warm sulfuric acid leaching process.

Continued metallurgical work since these developments has focused on optimizing the Company’s processing through to the lithium carbonate (“LC”) and/or lithium hydroxide precipitation stage before selecting the optimal process, based on economic and environmental criteria, to enable the completion of an in-depth PEA on the TLC Lithium Property. In parallel, and as also previously reported, pre-concentration test work, designed to increase the lithium head grade prior to leaching, continues using different gravimetric routes and commercially available equipment. This work is also relevant to the PEA as it has the potential to materially impact the economics of the TLC Lithium Project.

In August 2021, the Company reorganized its wholly-owned British Columbia subsidiaries, pursuant to a horizontal short-form amalgamation, such that American Lithium Holdings Corp. (formerly 1032701 B.C. Ltd.) (“Holdings”), 1065604 B.C. Ltd., 1067323 B.C. Ltd., 1074654 B.C. Ltd., 1134989 B.C. Ltd., 1301420 B.C. Ltd., and Esoteric Consulting Ltd. were combined into one entity, being Holdings.

On September 8, 2021, the Company announced that it had entered into a share purchase agreement dated September 7, 2021 with Big Smoky Holdings Corp. (“Big Smoky”), which has since been amalgamated with Holdings, to buy the Company and therefore its assets which comprised the rights to a series of mining claims totaling approximately 3,886 acres of highly prospective land immediately north and northwest of the TLC Lithium Property, and each of the shareholders thereof (the “Big Smoky Agreement”). Pursuant to the Big Smoky Agreement, on September 23, 2021, the Company acquired all of the issued and outstanding share capital of Big Smoky, which controls (through its subsidiary) the Crescent Dunes project consisting of 3,886 acres of exploration land immediately north of, and contiguous with, the TLC Lithium Property in exchange for the issuance of 2,500,000 Shares to the existing shareholders of Big Smoky.

On September 9, 2021, the Company announced positive pre-concentration upgrading results from the TLC Lithium Project mineralization using Falcon continuous gravity concentrators with 88% of lithium concentrated in 60% of the original mass.

In addition, on September 15, 2021, the Company announced details of additional progress optimizing recent salt roasting and water leaching on lithium mineralization from the TLC Lithium Project, including yielding 89.4% lithium extraction using a combination of gypsum, sodium chloride and sodium sulfate roasting, 87.3% lithium extraction using a combination of gypsum and sodium chloride and 79.3% lithium extraction using gypsum-only.

On September 28, 2021, the Company announced results of its prospecting, mapping and sampling on the Macusani Uranium Project; in particular, radiometric prospecting and sampling work identified possible extensions to five existing uranium deposits and three new anomalies for drill testing.

On November 2, 2021, the judicial ruling in relation to title to the 32 disputed concessions on the Falchani and Macusani projects in Peru was issued in favour of Macusani. The ruling confirmed that Macusani has full title to these concessions.

On November 25, 2021, the judicial ruling issued in favour of Macusani, in relation to title to 32 disputed concessions was appealed by INGEMMET and MINEM.

On December 1, 2021, the Company announced that initial exploration drilling has been launched at TLC North (Big Smoky acquisition land) near Tonopah Nevada. Initial drilling has successfully drilled thick intersections (up to 96.9 m / 318 ft) of lithium-bearing claystone.

On January 11, 2022, the BLM approved the PO and reclamation plan for the Company’s TLC Lithium Project, including construction of 110 drill sites and the excavation of five test pits to acquire samples for metallurgical testing. In addition, with the EA combining all previously planned phases of project exploration and pre-feasibility work into one phase of development, the PO was updated accordingly. While this will result in all required environmental bonding being paid upfront on approval, it is expected to stream-line the process, maximize efficiencies and potentially fast-track resulting work programs.

On February 16, 2022, the Company announced that it had achieved highest uranium extraction rates to date combined with lowest acid consumption from leach testing of Macusani uranium mineralization at Australian Nuclear Science and Technology Organization (“ANSTO”) and TECMMINE Mineral Processing Consultants Limited (“TECMMINE”) in Lima, Peru.

On February 24, 2022, the Company announced that it had been named to the TSX Venture 50, an annual ranking of top performing listed companies on the TSXV.

2022 – 2023 Developments

On March 1, 2022, the Company announced it was launching the final phase towards completion of its maiden PEA on the Company’s TLC Lithium Project with the appointment of DRA Global (“DRA”) as lead engineer. The first draft of the maiden TLC PEA as well as preliminary economic modeling was completed in March 2023.

On April 29, 2022, at the request of the Company, Manning Elliott LLP, Chartered Professional Accountants resigned as auditor to the Company. Subsequently, the Board appointed Ernst & Young LLP to act as the Company’s auditor.

Throughout May 2022 to August 2022, the Company reorganized its Nevada subsidiaries, pursuant to a series of horizontal short-form amalgamations, such that 1032701 Nevada Ltd., 1065604 Nevada Ltd., 1067323 Nevada Ltd., 1134989 Nevada Ltd., 1301420 Nevada Ltd. and 4286128 Nevada Corp. continued as one entity, being TLC.

In May 2022, the Company entered into an agreement to acquire 431 acres of privately held agricultural lands near TLC, along with the accompanying 1,468 acre-feet of water rights for consideration of US$3.125 million. This brings the total water rights owned by the Company to approximately 2,500 acre-feet, which is expected to provide a material portion of the water required for the initial phases of future production at TLC.

In June 2022, the Company entered into a mining rights transfer agreement whereby it acquired 18 additional concessions in Southern Peru, covering an area of approximately 14,243 hectares. The concessions are highly prospective and will further broaden the Company’s existing asset base and operations in Peru (the “Concessions”). The Company paid US$400,000 and issued 2,250,000 common shares of the Company to the vendor with the transaction receiving TSXV approval on June 8, 2022.

On June 27, 2022, the Company announced that successful precipitation of high purity, fertilizer-quality potassium sulfate (“SOP”) by-product was produced at the Falchani Lithium Project. The SOP produced from Falchani mineralization is 45% potassium and 20% sulfur and falls within the specification parameters of SOP marketed by producers and traders of fertilizers.

On July 5, 2022, the Company announced the appointment of Claudia Tornquist to the Board of Directors and Audit Chair and Ted O’Connor as Executive Vice-President of the Company.

On July 11, 2022, the Company announced that it commenced the work required for a pre-feasibility study (“PFS”) on the Falchani Lithium Project with the initiation of an Environmental Impact Assessment (“EIA”) with SRK Peru. The Company commenced the EIA hydrology drilling program at the Falchani Lithium Project on August 24, 2022.

On July 14, 2022, drill results from the initial 5 holes of the TLC diamond core drilling program were released, with some of the highest-grade thicknesses discovered on the TLC Lithium Property to date. The best results were from diamond drill hole TLC-2206C which had 50.3 m (165’ feet) averaging 1,550 ppm Li from 145’ to 310’ downhole; including 11.0 m averaging 2,104 ppm Li from 225’ to 261.2’. The entire hole from 30’ to 351’ (End of Hole; “EOH” – 97.8 m true thickness) is mineralized averaging 1012 ppm Li with a 4.4’ maximum interval sample of 2,900 ppm sample from 234.5’.

On September 30, 2022, pursuant to a horizontal short-form amalgamation, American Lithium Holdings Corp. and Big Smoky were combined into one entity, being Holdings.

Resource expansion and exploration drilling continued at the TLC Lithium Property under the PO, including ongoing water monitoring and piezometer well installation. Processing work continued on all potential process options following successful upgrading work on the TLC Lithium Property claystone mineralization ahead of the finalization of a maiden PEA at the TLC Lithium Property.

In-fill and resource expansion drilling was, and remains, planned for the Falchani Lithium Project to focus on the Tres Hermanas area southwest of the Falchani Lithium Project resource area and untested areas immediately northwest. Metallurgical work, aimed at optimizing existing processing options, commenced on the Falchani Lithium Project lithium mineralization, and includes ongoing work to incorporate sulfate of potash, cesium and other potential by-products into the Falchani Flow-Sheet. As reported above a 10-hole hydrology diamond drill program commenced on the Falchani Lithium Project as part of the initiation of an EIA with SRK Peru and the launch of the Project into pre-feasibility.

Resource expansion drilling was also planned at the Macusani Uranium Project to follow up encouraging prospecting and sampling results adjacent to several existing uranium deposits. Permitting work has been completed for both the Falchani and Macusani projects to support the drill programs, including community acceptance approvals, archeological clearances and environmental sampling and monitoring. The Company now anticipates this drilling to occur later in 2023. Metallurgical work at the Macusani Uranium Project continued throughout the period and focused on leaching upgraded uranium mineralization to produce a saleable product (‘yellowcake’) for specification testing and purity.

On October 4, 2022, the Company announced the appointment of Carsten Korch to the Board of Directors and as an audit committee member.

On November 2, 2022, the Company announced the resolution of regulatory proceeds brought by the Ontario Securities Commission (the “OSC”) against Plateau, and Alexander Holmes and Philip Gibbs, the former chief executive officer and chief financial officer of Plateau respectively.

On December 2, 2022, the Company announced an updated mineral reserve estimate (“MRE”) that significantly increases the contained lithium resources for the TLC Lithium Project, including measured and indicated resource increases 64% from the original April 2020 MRE.

On December 7, 2022, the Company announced its intention to “spin-out” its Macusani Uranium Project in Peru into an independent public company for the benefit of shareholders (the “2023 Spin-Out”). The Company has not, as at the date of this AIF, conducted the 2023 Spin-Out but will continue to update the public in respect of the progress.

On January 5, 2023, the Company announced it received approval to list its Shares on the Nasdaq under the symbol “AMLI”. Concurrently with the listing, the Shares will cease to be quoted on the OTCQB Venture Market but continue to trade on the TSXV and FRA.

On January 17, 2023, the Company filed an independent NI 43-101 technical report on the updated MRE for the TLC Lithium Project. The MRE established a much larger lithium resource base to support the maiden PEA on TLC.

On January 24, 2023, the Company entered into an agreement with Nevada Alaska (“Second Buyback Agreement”) to buy back the remaining 1% gross overriding royalty on the Company’s wholly owned TLC Lithium Project. Pursuant to the Second Buyback Agreement, American Lithium issued 950,000 Shares to Nevada Alaska.

On February 1, 2023, the Company announced the results of its maiden Preliminary Economic Assessment (“PEA”) for the TLC Lithium Project, completed jointly by DRA Global and Stantec Consulting Ltd. (“Stantec”), and demonstrating that the TLC Lithium Project has the potential to become a substantial, long-life producer of low-cost lithium carbonate (“LCE” or “Li2CO3”) with the potential to produce either battery grade LCE or lithium hydroxide (“LiOH”). Highlights for the Base Case (lithium only with no by products), include after-tax NPV8% of US$3.26 Billion & After-tax IRR of 27.5%.

Selected Financings

The Company has completed the following financings over the last three completed financial years:

•	On April 29, 2021, the Company completed a private placement of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consisted of one Share and one-half of a Share purchase warrant. Each whole warrant is exercisable to acquire one additional Share at an exercise price of $3.00 per Warrant Share for a period of two years.

•	On November 3, 2021, the Company completed a private placement of 13,208,000 units at an offering price of $2.65 per unit for aggregate gross proceeds of $35,001,200. Each unit consisted of one Share and one-half of a Share purchase warrant. Each whole warrant is exercisable to acquire one additional Share at an exercise price of $4.00 per Warrant Share for a period of two years.

Subsequent Events to February 28, 2023

On March 6, 2023, the Company announced it had appointed DRA as lead engineer to coordinate completion of a PFS on the Falchani Lithium Project. The Company also announced that it had restarted additional hydrology drilling at Falchani, with full support from the local communities. This drilling is part of the EIA that commenced in August 2022.

On March 17, 2023, the Company filed the TLC Technical Report relating to the PEA on TLC results of which were announced on February 1, 2023, and on March 20, 2023 the Company announced that it has engaged DRA as lead engineer for the TLC PFS. As part of the initial PFS work, core drilling has commenced at TLC with numerous holes planned to target 10-15 tonnes of high-grade TLC lithium claystone mineralization. This program is spread throughout the proposed PEA mine plan footprint and will provide sufficient quantity and variability of mineralized material for detailed metallurgical and pilot process plant testing later in the year for PFS and piloting work.

THE BUSINESS

Background

The Company is an advanced exploration and development stage company engaged in the acquisition, exploration and development of resource properties. The Company has been actively involved in lithium exploration since April 2016 and has been focused on the acquisition, exploration and development of properties in North and South America prospective for lithium deposits. The Company’s initial focus was on its TLC Lithium Property in Nevada with drilling in 2019 and 2020 leading to the publication of a maiden NI 43-101 resource in April 2020 and additional drilling during 2022 leading to an updated and expanded resource published in December 2022 and reflected in a maiden PEA on TLC announced in February 2023. With the acquisition of Plateau in May 2021, the Company also added additional lithium and also uranium properties in Peru. Currently, the Company focuses its operations on the development of the TLC Lithium Property, the Falchani Lithium Project, and the Macusani Uranium Project, as the Company recognizes them to have potential for continued development with the potential for future commercialization. The Company is advancing its three projects, Falchani, Macusani and TLC. To achieve this, further drilling is planned for each project to upgrade resource categories and expand resources. Falchani is advancing through PFS with DRA as lead engineer and, as part of that process, its existing PEA is also being updated. PFS work has also been commenced at TLC again with DRA as lead engineer. The intention is to update the PEA at Macusani later in 2023 and then move that project into pre-feasibility.

The Company owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. Consequently, operations of the Company are primarily funded by equity financings.

Specialized Skills and Knowledge

Successful exploration, development and operation of the Company’s lithium and uranium projects will require access to personnel in a wide variety of disciplines, including geologists, geophysicists, engineers, drillers, managers, project managers, accounting, financial and administrative staff, and others. Since the project locations are also in jurisdictions familiar with and friendly to resource extraction, management believes that the Company’s access to the skills and experience needed for success is sufficient.

Competitive Conditions

The Company’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment. See “Risk Factors” below.

Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. See “Risk Factors” below.

Environmental Protection

The Company’s exploration and development activities, as applicable, are subject to various levels of federal, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties, a breach of which may result in the imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Laws and regulations relating to the protection of the environment are evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments (“EAs”) of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. See “Risk Factors” below.

Employees

As of February 28, 2023, the Company has 55 employees, entitled to employee benefits and share compensation agreements.

Foreign Operations

Mineral exploration and mining activities in the United States as well as South America may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety. In addition, significant work programs going forward are dependent on the pending framework for uranium transport and export in coordination with the International Atomic Energy Agency and the Peruvian Institute of Nuclear Energy (the “New Uranium Regulations”) in the country. See “Risk Factors” below.

Reorganizations

Except as set forth above in “General Development of the Business – Three Year History”, there have been no corporate reorganizations within the three most recently completed financial years of the Company. The 2023 Spin-Out is proposed for the current financial year.

Social and Environmental Policies

There are no social or environmental policies that are fundamental to the Company’s operations.

RISK FACTORS

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties. Due to the nature of the Company’s business and the present stage of exploration of its resource properties (which are primarily early-stage exploration properties with no known resources or reserves that have not been explored by modern methods), the following risk factors will apply:

Mining Industry is Intensely Competitive: The Company’s business will be the acquisition, exploration and development of resource properties. The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production. The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Title to Property: The acquisition of title to resource properties is a detailed and time-consuming process. The Company may acquire an interest in its properties through land use permits. Title to, and the area of, the properties may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the property in which the Company may have an interest, including concessions which, if successful, could result in the loss or reduction of the Company’s interest in the property, including the Peru concessions. As noted under the Cautionary Note Regarding Concessions in this AIF, 32 of the original of the 174 Falchani Lithium Project and the Macusani Uranium Project concessions originally held by American Lithium’s subsidiary Macusani, are currently subject to the Processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani obtained a successful resolution of Processes, and Macusani’s title to the concessions was confirmed on November 2, 2021. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeal will be considered by a higher court tribunal currently scheduled for September 7, 2023. If American Lithium’s subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani’s title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.

Foreign operations: The Company is exposed to risks of political instability and changes in government policies, laws and regulations in Peru. The Company holds mineral interests in the Republic of Peru that may be adversely affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Peru. Any changes in regulations (including, without limitation, the New Uranium Regulations) or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. New laws, regulations and requirements may be retroactive in their effect and implementation. The Company’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company’s operations may also be adversely affected in varying degrees by government regulations, including those with respect to restrictions on foreign ownership, state-ownership of strategic resources, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. There is no assurance that permits can be obtained, or that delays will not occur in obtaining all necessary permits or renewals of such permits for existing properties or additional permits required in connection with future exploration and development programs. In the event of a dispute arising at the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Government authorities in emerging market countries often have a high degree of discretion and at times may appear to act selectively or arbitrarily, and sometimes in a manner that may not be in full accordance with the rule of law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licenses, sudden and unexpected tax audits, and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Property Commitments: The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Uninsured or Uninsurable Risks: The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Environmental Matters: Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund. The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any mineral deposit will be such that any of its resource properties could be mined at a profit.

Geopolitical Instability: The global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, Russia began a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets and interest rates. These factors could negatively impact the Company’s ability to access liquidity needed for the Company’s business in the longer term. These factors may impact the Company’s future ability to obtain equity, debt or bank financing on terms favourable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.

No Assurance of Profitability: The Company has no history of earnings and, due to the nature of its proposed business, there can be no assurance that the Company will ever be profitable. The Company has not paid dividends on its shares and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is from the sale of its Shares or, possibly, the sale or optioning of a portion of its interest in its resource properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favorable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Going Concern: The Company’s audited annual financial statements have been prepared on the basis that it will continue as a going concern. For the year ended February 28, 2023, the Company incurred a comprehensive loss of $34,985,004 (February 28, 2022 – $23,546,760). As at February 28, 2023, the Company had an accumulated deficit of $115,791,176 (February 28, 2022 – $81,282,105), which has been funded primarily by the issuance of equity. The Company’s ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

Government Regulation: The Company’s business interests and operations are subject to the laws and regulations of the jurisdictions in which the Company operates. These laws and regulations are wide-ranging and oversee social license, exploration, development, taxes, employee labour standards, health and safety, environmental protection, human rights, anticorruption measures and matters related to later stage operating companies including but not limited to production, exports, waste disposal and tailings management, safe handling of toxic substances, water usage and greenhouse gases. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating a mine or other facilities. Introduction of new laws, amendments to current laws and regulations governing mining activities and operations or more stringent implementation or arbitrary interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of the Company’s projects. Regulatory enforcement, in the form of compliance or infraction notices, has occurred in the past and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Financing Risks: The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

Title: Although the Company has taken steps to verify the title to the resource properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to resource properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Insufficient Financial Resources: The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs. The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance that the Company will be successful in obtaining the required financing. Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties. In particular, failure by the Company to raise the funding necessary to maintain in good standing its various option agreements could result in the loss of its rights to such properties.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including: (i) the ability to design and carry out appropriate exploration programs on its resource properties; (ii) the ability to produce minerals from any resource deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Potential Conflicts of Interest: Certain of the Company’s directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest, to the extent that such other companies may participate in ventures in which the Company is also participating. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

Price Fluctuations and Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions. Certain of the Company’s properties are located on land administered by the United States BLM, and access is permitted subject to the completion of certain filings, tax payments and other obligations as are customary for mineral exploration companies operating in the State of Nevada.

Exploration and Development Activities are Inherently Risky: The business of exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration programs. These factors can all affect the timing, cost and success of exploration programs and any future development. Although the Company carries liability insurance with respect to its exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Cost Estimates: The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including royalties, the price of lithium and by-product metals and the cost of inputs used in exploration activities. The Company’s actual costs may vary from estimates for a variety of reasons, including labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Future Share Issuances May Affect the Market Price of the Shares: In order to finance future operations, the Company may raise funds through the issuance of additional Shares or the issuance of debt instruments or other securities convertible into Shares. The Company cannot predict the size of future issuances of Shares or the issuance of debt instruments or other securities convertible into Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Shares.

Economic and Financial Market Instability: Global financial markets have been volatile and unstable at times since the global financial crisis, which began in 2007. Bank failures, the risk of sovereign defaults, other economic conditions and intervention measures have caused significant uncertainties in the markets. The resulting disruptions in credit and capital markets have negatively impacted the availability and terms of credit and capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates. In the short term, these factors, combined with the Company’s financial position, may impact the Company’s ability to obtain equity or debt financing in the future and, if obtained, the terms that are available to the Company. In the longer term, these factors, combined with the Company’s financial position could have important consequences, including the following: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and the industry; and (iv) placing the Company at a disadvantage when compared to competitors that have less debt relative to their market capitalization.

Risks of pandemics and general health crises: Global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters are beyond the Company’s control. As an example, the COVID-19 global outbreak and efforts to contain it may have an impact on the Company’s business. The Company has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Company continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread once again, travel bans remain in place or should one of the Company’s team members or consultants become infected, the Company’s ability to advance its projects may be impacted. Similarly, the Company’s ability to obtain financing and the ability of the Company’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and the previous efforts to contain the virus. The overall global uncertainty related to COVID-19 may present other challenges that are not known at the current time, such as supply chain interruptions, potential delays in the procurement process, or alterations of business plans by the Company’s strategic partners.

Despite the limited effects of the COVID-19 pandemic on the Company’s business to date, the effects on the Company of the pandemic in the context of global spread, limited vaccine availability globally, and the development of virus variants, including variants that may be more contagious than existing variants, is unknowable.

Current Inflationary pressures: The Company may be impacted by general inflationary pressures. General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

No Revenue and Negative Cash Flow: The Company has negative cash flow from operating activities and does not currently generate any revenue. Lack of cash flow from the Company’s operating activities could impede its ability to raise capital through debt or equity financing to the extent required to fund its business operations. In addition, working capital deficiencies could negatively impact the Company’s ability to satisfy its obligations promptly as they become due. If the Company does not generate sufficient cash flow from operating activities, it will remain dependent upon external financing sources. There can be no assurance that such sources of financing will be available on acceptable terms or at all.

Rights or claims of Indigenous Groups: The Company’s properties may be located in areas presently or previously inhabited or used by indigenous peoples and may be affected by evolving regulations regarding the rights of indigenous peoples. The Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. The Company’s current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds an interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators’ activities and may require the modification of, or preclude operation or development of projects, or may require the entering into of agreements with indigenous people.

Legal and Litigation: In the ordinary course of the Company’s business, it may become party to new litigation or other proceedings in local or international jurisdictions in respect of any aspect of its business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or labour disruptions at its project sites. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. The Company may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on the Company’s financial condition. Litigation may be costly and time-consuming and can divert the attention of management and key personnel from the Company’s operations and, if adjudged adversely to the Company, may have a material and adverse effect on the Company’s cash flows, results of operations and financial condition.

Decommissioning and Reclamation: Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances.

Climate change risks: The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at its operations in the future.

Dividends: The Company has never paid cash dividends on its Shares and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors (the “Board” or “Board of Directors”) and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Company’s Shares for the foreseeable future.

Consumables Availability and Costs: The Company’s planned exploration, development and operating activities, including the profitability thereof, will continue to be affected by the availability and costs of consumables used in connection with the Company’s activities. Of significance, this may include concrete, steel, copper, piping, diesel fuel and electricity. Other inputs such as labor, consultant fees and equipment components are also subject to availability and cost volatility. If inputs are unavailable at reasonable costs, this may delay or indefinitely postpone planned activities. Furthermore, many of the consumables and specialized equipment used in exploration, development and operating activities are subject to significant volatility. There is no assurance that consumables will be available at all or at reasonable costs.

Estimates of mineral resources may prove to be inaccurate: Calculations of mineral resources, mineral reserves and metal recovery are estimates only, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on commodity prices. Any material change in the quantity of resources, grade or stripping ratio or recovery rates may adversely affect the economic viability of the Projects and the Company’s financial condition and prospects.

No known mineral reserves: Despite exploration work on the Company’s mineral property interests, to date no mineral reserves have been established thereon. In addition, the Company is still engaged in exploration on all of its material properties in order to determine if any economic deposits exist thereon. The Company may expend substantial funds in exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations.

Infrastructure: Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Taxation: The Company is affected by the tax regimes of various local, regional and national authorities. Revenues, expenditures, income, investments, land use, intercompany transactions and all other business conditions can be taxed. Tax regulations, interpretations and enforcement policies may differ from the Company’s applied methods and may change over time due to circumstances beyond the Company’s control. The effect of such events could have material adverse effects on the Company’s anticipated tax consequences. There is no assurance regarding the nature or rate of taxation, assessments and penalties that may be imposed.

Previous operations may have caused environmental damage at certain of the Company’s properties. It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective, and the Company may be responsible for the costs of reclamation.

If any of the Company’s properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

Corruption and bribery laws. The Company’s operations are governed by, and involve interactions with, many levels of government in other countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, and the Corruption of Foreign Public Officials Act (Canada), as well as similar laws in the countries in which the Company conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that the Company has adopted to mitigate these risks are not always effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of its operations.

Foreign currency risk: The Company and its subsidiaries incur significant purchases denominated in currencies other than the presentation currency, the Canadian dollar, and are subject to foreign currency risk on assets and liabilities denominated in currencies other than the Canadian dollar. Exploration expenditures are transacted in United States Dollars, Peruvian New Soles and Australian Dollars, and the Company is exposed to risk of exchange rate fluctuation between the Canadian dollar and these currencies. The Company does not hedge the foreign currency balances.

If any of the Company’s properties move to a development stage, the Company would be subject to additional risks respecting any development and production activities.

MINERAL PROPERTIES

TLC Lithium Project

Please refer to the technical report titled “Tonopah Lithium Claims Project NI 43-101 Technical Report – Preliminary Economic Assessment” (the “TLC Technical Report”) dated January 31, 2023 and prepared for the Company, as filed on the Company’s SEDAR profile, for detailed disclosure relating to:

•	Property Location, Access and Description;
•	History;
•	Geological Setting, Mineralization and Deposit Type;
•	Exploration;
•	Drilling;
•	Sampling, Analysis and Security;
•	Data Verification;
•	Mineral Processing and Metallurgical Testing;
•	Mineral Resource and Mineral Reserve Estimates;
•	Mining Methods;
•	Recovery Methods;
•	Project Infrastructure;
•	Capital and Operating Costs; and
•	Exploration, Development and Production.

The following is an extracted summary of the TLC Technical Report prepared by prepared by John Joseph Riordan, BSc, CEng, FAusIMM, MIChemE, RPEQ, Valentine Eugene Coetzee BEng, MEng, PrEng, Derek J. Loveday, P.Geo, Satjeet Pandher, P.Eng., Joan C. Kester, P.Geo, and Sean Ennis, P.Eng., P.E. of DRA, each a Qualified Person (“QP”) as defined under NI 43-101, together with certain updates since the date of the TLC Technical Report, all of which such disclosure has been reviewed and approved by Ted O’Connor, a QP. The TLC Technical Report is incorporated by reference herein and for full technical details, the complete text of the TLC Technical Report should be consulted.

The following summary does not purport to be a complete summary of the TLC Lithium Project and is subject to all the assumptions, qualifications and procedures set out in the TLC Technical Report and is qualified in its entirety with reference to the full text of the TLC Technical Report. Readers should read this summary in conjunction with the TLC Technical Report.

Introduction

American Lithium contracted DRA and Stantec Consulting Services to prepare the TLC Technical Report in accordance with the requirements of NI 43-101. The purpose of this TLC Technical Report was to complete resource estimates for the TLC Lithium Property.

Independent Stantec QPs inspected the TLC Lithium Property on February 3, 2020. The QPs collected four outcrop samples for assay and eight core samples, which included six samples for assay and two samples for specific gravity measurements. The samples were transported by the QPs to the Bureau Veritas Mineral Laboratories in Reno, Nevada, on February 4, 2020. Stantec QPs visited the site again on December 16th and 17th, 2021 including the core shed. Stantec QPs visited the TLC Lithium Property, collar locations, and core shed facility twice more, on July 20th and 21st, 2022.

Reliance on other Experts

None of the DRA QPs have visited the site but have reviewed all relevant reports and associated annexures. DRA was given full access to relevant data on the TLC Lithium Project areas and Stantec QP inspection and site visit reports.

The QPs have relied on expert opinions and information provided by American Lithium pertaining to environmental considerations, taxation matters and legal matters including mineral tenure, and surface rights. For full details, see the “Reliance on Other Experts” section of the TLC Technical Report.

Property Description and Location

The Property is located approximately 10 km northwest of the town of Tonopah, east of Big Smoky Valley and west of the San Antonio Mountain range, Nye County, Nevada as shown on the figure below. The general geographic coordinates of the Property are N-38°08’52” and W-117°17’04” (4,222,560N, 475,650E, UTM Zone 11, NAD 27).

Property Concessions

The TLC Lithium Property is registered with the BLM and Nye County under the following claimant names: Tonopah Lithium Corp. (formerly 1074654 Nevada (NV) Ltd or Corp), Big Smoky Holdings Inc., and Maran Ventures Ltd. All claimants are wholly-owned subsidiaries of American Lithium Holdings Corp. which is itself a wholly-owned subsidiary of American Lithium Corp.. The current registration status includes the results of amalgamations in British Columbia and in Nevada. On August 19, 2021 a British Columbia certificate of amalgamation (BC1320524) was filed beginning the merger process of all claimants under American Lithium Holdings Corp. Nevada Secretary of State Certificate of Amendment filing number #20211716952 (August 30, 2021) and Article of Conversion #20222396457 (June 13, 2022) are respective documents converting 1074654 Nevada Ltd and 1301420 Nevada Corporation into Tonopah Lithium Corp. The Big Smoky Holdings Inc. acquisition took place on September 7, 2021, and Maran Ventures Ltd. in January 2023.

To maintain the claims in good standing, a payment of $165/claim to the BLM and $12/claim to Nye County must be made by September 1 of each year.

4N 41E
4N 42E
3N 41E
3N 42E

US Feet

0 500 1,000 2,000 3,000 4,000

Spatial Reference
NAD 1927 UTM Zone 11N
Map Units: Meter

N

NV_PLSS
COUNTIES NV
PLSSTownship
PLSSFirstDivision
TONOPAH LITHIUM CORP
TLC CONTROLLED CLAIMS

WOLCOTT

Prepared for: American Lithium

Tonopah - BLM Claimant

T 05N, R 41E; T 05N, R 42E; T 05N, R 43E;
T 04N, R 41E; T 04N, R 42E; T 04N, R 43E;
T 03N, R 41E; T 03N, R 42E; T 03N, R 43E;
T 02N, R 41E; T 02N, R 42E; T 02N, R 43E;
Mount Diablo Meridian
Esmeralda & Nye County, Nevada

Accessibility, Climate, Local Resources, Infrastructure

The Property is approximately 10 km to the north-northwest of Tonopah, Nevada, and 130 km to the northeast of Bishop, California. The Property is readily accessible from several different directions, but the most common access is from the paved State Highway 89 (also called Gabbs Pole Line Road) via two dirt roads that travel into the project area. These dirt roads are approximately 7 km and 10.3 km to the north of junction State Highway 89 and United States Highway US 95. This junction occurs 4 km west of the town on Tonopah.

Tonopah offers a range of services, such as hotel accommodation, schools, restaurants, fuel, tourism, and general shopping. Mount Grant General Hospital, located in Hawthorn, Nevada, is the closest hospital, and is located approximately 170 km from Tonopah. There is a history of mining and exploration in the Tonopah area, and as such, skilled labor and equipment is available in the area, as well as throughout Nevada. Tonopah is equidistant between two international airports: McCarran International Airport, located in Las Vegas, Nevada, and Reno International Airport, located in Reno, Nevada. Both centers have major car and truck rental options available, as well as any necessary amenities.

Power is available along the west side of US 95, which runs northwest to southeast, approximately 8 km to the southwest of the TLC Lithium Property, or from a powerline that runs past the Crescent Dunes solar plant approximately 12 km to the northwest of the TLC Lithium Property along the Gabbs Pole Line Road. Cell service is available through much of the TLC Lithium Project area with most cell providers.

July is the warmest month in the Tonopah region, with an average temperature of 21.6°C, while the coldest month of the year is January, with an average temperature of -1.3°C. August has the highest average precipitation, with 18 mm, and December has the lowest at 7 mm.

History

Prior to 2017, the only claims that were held on the current extents of the TLC Lithium Property occurred briefly in the 1960s and 1970s, and again in 2006, with the 2006 claims lapsing in 2008. There are no records of work being completed on the claims during these periods.

Geological Setting and Mineralization

The Tonopah mining district lies to the east of a zone of disrupted structure, known as the Walker Lane tectonic belt, which separates the Sierra Nevada batholith from the Basin and Range province in the Great Basin of Nevada (Bonham and Garside, 1979). The Great Basin is a tectonic region west of the Rocky Mountains, that spans from southern Oregon to southern California and Arizona that underwent crustal extension and elevated thermal activity in the mid-Tertiary that developed the basin and range physiography. The TLC Lithium Property is in the Tonopah mining district, which is centered around the town of Tonopah in Nye and Esmeralda Counties, Nevada. The TLC Lithium Property is directly to the west of a mountain range and has undergone several episodes of plutonic and volcanic activity. Plutonism in this area date to the Late Cretaceous, with intrusion of the Fraziers Well pluton and associated porphyry dykes (Bonham and Garside, 1979). The Siebert Formation is composed of fluvatile and lacustrine epiclastic conglomerates, sandstone, siltstone, and lesser quantities of subaerially and subaqueously deposited tuffs (Bonham and Garside, 1979).

Surface mapping shows the TLC Lithium Property to be generally flat alluvial outwash plane, which is Quaternary age. The outwash plane is interspersed with shallow washes that draining towards the west. The shallow washes partially expose underlying fines-dominant sediments and lithic tuffs of the Miocene-age Siebert Formation. Exploration drilling on the TLC Lithium Property shows the outwash plane surface alluvium to have an average thickness of 13 ft (4 m). Bordering the Property to the northeast is a rhyolite intrusion that is exposed on the high ground.

The dominant lithology below the alluvial cap, as observed from drill hole records, are finely laminated claystone beds with lenses of sandstone and conglomerate, and occasional thin volcanic tuff and ash layers. Collectively, this mixed unit of lacustrine sedimentary beds and minor volcanics is referred to as claystone or “upper claystone”. Underlying the upper claystone are tuffaceous sandstones and conglomerates collectively referred to as the basal tuff marker beds, which are grouped with additional lower claystone units. New drilling to the west and northwest demonstrated a continuation of the alternating clays and tuffs with additional claystone below the basal tuff marker bed. These claystone’s below and including the basal tuff marker beds are collectively referred to as “lower claystone”. The lower claystone’s suggests a deepening of a paleo basin westward. Ten significant regional fault blocks were interpreted from the exploration data on the TLC Lithium Property. The highest and most consistent lithium grades occur in the lower claystone beds that are located east of the F1 Fault.

Exploration

American Lithium completed a surface sampling program on the TLC Lithium Property in the Fall of 2018, collecting a total of 24 rock samples. Samples were collected from either outcrop or float, labelled accordingly, logged with geological detail, GPS location recorded and lastly, delivered to an ISO 9001 and ISO/IEC 17025 certified commercial laboratory, ALS Laboratories in Reno, Nevada for analyses. The analytical results from this outcrop sampling program ranged from 129.5 to 1,380 ppm Li, and the average grade of the samples taken was 656.5 ppm Li. Grab samples ranged from 129.5 to 1,380 ppm Li, with a mean grade of 608.5 ppm, while the chip samples graded from 131 to 1,340 ppm Li, with a mean grade of 704.5.

In 2020, a sonic drilling campaign completed 7 holes between November 1, 2020 and December 18, 2020. Five holes were drilled central to the TLC Lithium Property and the remaining two were twins of older holes.

In 2021 a reverse circulation (RC) drilling campaign of 6 holes was undertaken on the north end of the TLC Lithium Property between October 26, 2021 and December 2, 2021.

In November 2021 Pioneer Exploration Consultants Ltd. completed an airborne magnetic survey over the TLC claims at the request of American Lithium. Three Levelled and Microlevelled Drone Magnetic Survey maps were generated from this report: Total Magnetic Intensity (TMI-RTP) in nT units, First Vertical Derivative (1VD) in nT/m units, and Analytical Signal (AS) in nT/m units. The magnetic survey covered only the southern half of the property and was not utilized for the purpose of resource estimation in this TLC Technical Report.

In 2022 there were 29 RC holes, 10 diamond core holes, and 1 sonic core hole completed between January 8, 2022 and June 26, 2022. Additional holes to those listed above were completed in 2022 but not all information was available at the time of the effective date of the TLC Technical Report.

During the drilling campaign an American Lithium geologist oversaw the drilling and sampling operations. In 2022 some drill holes encountered groundwater in the deeper western RC holes and sonic holes where water was assumed to be perched.

Four vibrating wire piezometers and six monitoring wells were installed beginning in the fall of 2022 and completed in the winter of 2023. Additionally, beginning in March of 2023, a drilling campaign for a bulk sample of 10-15 tonnes of high-grade mineralization for metallurgical testwork was started. As part of that program, exploration holes NE of the known measured resource were planned and results are pending.

Drilling

A combination of reverse circulation (RC), sonic core, and diamond core holes have been drilled on the TLC Lithium Property. Drilling began in 2019 and is planned to continue in the next few years. The previous technical report (Loveday, 2021) drillhole database included holes from the 2019 and 2020 winter drilling campaigns and consisted of 24 RC holes and five core holes totaling 29 drill holes. For this TLC Technical Report update, an additional 53 drill holes were completed for a total of 82 drill holes used to define the MRE. The additional 53 drill holes includes the following: seven sonic core drill holes during the 2020 summer campaign, six RC drill holes during the 2021 drilling campaign, and during the 2022 campaign: one sonic core, ten diamond core, and 29 RC drill holes. Four piezometers and six monitoring wells have been installed for hydrogeological baseline work. Additional exploration holes are planned for 2023 (up to 10), as well as a metallurgical bulk sampling campaign.

Sample Preparation, Analyses and Analyses

The drill samples were transported daily by the American Lithium geologist to the TLC storage facility (TLC facility) in Tonopah, Nevada where all final sample preparations were completed. This facility is east of town in a fenced, secured yard with a 800 sq ft warehouse. All samples were either transported by American Lithium personnel to the laboratories in Reno, Nevada or picked up by laboratory personnel. No independent couriers were involved and sample submittal forms were generated with the lab deliveries. Specifics on the separate drill type samples are discussed below. Blank samples and certified reference material (“CRM”) standards are either stored at the facility or securely off-site. After analysis, extra samples including core, pulps, RC chips, and rejects were returned and archived at the TLC facility or a second secured storage facility in Tonopah.

Reverse Circulation Samples: Once onsite bagged samples were sealed, they are committed to analyses, with no splitting, logging, or examination allowed. The daily samples, once at the facility, were verified for sample count and sequence, logged in binders, and reviewed against the drill sampler’s paper records. Quality assurance/ Quality control (“QA/QC”) samples including CRM standards, blank material, or sample duplicates were inserted about every tenth sample. RC chips are stored at the storage facilities for further detail logging as needed.

Diamond Drill Core Samples: Once the labeled drill core boxes arrive at the TLC facility, an American Lithium geologist cross checks and inventories the received boxes and footages. After box numbering is checked, core is first rinsed if needed, photographed, then measured for recovery and footages, and assessed for RQD properties.

Sonic Samples: Sonic samples were collected after sonic core was logged at the drill site. Sample were labeled consecutively with QA/QC inserts located at either 20-foot or 50-foot intervals. Duplicates were not generated for the sonic samples.

Quality Control

The primary assay database for the new drill holes was generated directly from cut and paste insertion of lab edds and then footages appended from drilling records. This database was then given to American Lithium for review and again reviewed by the QPs with a 10% audit for lithology entries and a 20% audit for assays. The QA/QC database i.e. blanks, duplicates and CRM’s, were similarly developed and reviewed. The QA/QC database consist of 5,560 samples from 53 additional drill holes completed since the prior technical report (Loveday, 2021) and 543 associated QA/QC samples. Sample submittal forms were used as chain of custody documentation upon lab deliveries at each lab. Additional relevant security included emails that were generated from AAL that provided a more detail list of each sample received once they were confirmed, checked in and logged into their system.

Data Verification

While on-site, the authors of the TLC Technical Report conducted general geological inspection of the TLC Lithium Property, including a review of the surface formations, downhole lithologies and rock types, historical diggings, and drill collar locations. The authors reviewed the TLC storage faculties and field data collection procedures on going at the time. At the storage facilities the TLC core boxes and RC chip trays were found to be well labeled and organized by footage. The authors were accompanied by American Lithium representatives.

An initial property investigation was completed by QP Derek Loveday on December 16th and 17th, 2021 which included a visit to the sample storage facilities and the verification of a few drill hole locations and assay grades. The TLC Lithium Property visit was limited due to poor weather conditions. A second site visit was completed by QP Joan Kester on July 20th and 21st, 2022. For the second visit the TLC Lithium Property was easily accessible.

The site inspection confirmed that drill hole collars provided by American Lithium staff were accurate.

Limitation to Data Validation by QP

The QP did not complete the following:

•	Laboratory inspections of AAL and Paragon labs were not completed by the QP.
•	The QP did not independently witness sample collection and methodology at the drill pads.

Opinion of the Independent QP

In the QP’s opinion, the field procedures, sample preparation and log documentation, security, and analytical methods meet industry standards. The quality of the warehouse organization and in process documentation are adequate. The QP is confident that the samples and associated laboratory datasets, used in the TLC Technical Report are accurate.

Mineral Resource Estimation

In accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, the QPs employed at Stantec validated the drill hole and sample data set and created a geologic model for the purposes of generating lithium resource estimates from the lithium clay deposit within the TLC Lithium Property.

The geologic model used for reporting of lithium resources was developed using Hexagon Mining’s geological modelling and mine planning software, MinePlan. The geologic model from which lithium resources are reported is a 3D block model. The model was developed using the Nevada State Plane Central Zone NAD83 coordinate system and U.S. customary units.

Lithium resources are contained within the upper and lower claystone beds deposited on top of a crystalline basement. This mineralized zone is further constrained to within nine faults blocks bounded by near vertical normal displacement faults and by intrusions in the northeast and northern extremities of the TLC Lithium Property.

The lithium mineral resource estimates are presented in Table 1-1 in U.S. customary units and Table 1-2 in metric units. The resource estimates are contained within an economic pit shell at constant 45° pit slope to a maximum vertical depth of 296 m below surface. Lithium resources are presented for a range of cutoff grades to a maximum of 1,200 ppm lithium. All lithium resources on the TLC Lithium Property are surface mineable at a stripping ratio of 2.4 waste yd3 /ton (0.8 m3 /tonne) at the base case cutoff grade of 500 ppm lithium. The effective date of the lithium resource is October 6, 2022.

1,450,000
1,455,000
1,460,000
1,465,000
1,470,000
1,475,000
20,945,000
20,940,000
20,935,000
20,930,000
20,925,000
20,920,000
20,915,000
R2101
R2102
R2103
R2104
R2105
R2106
R2202
R2203
R2201
S2051
S2052
S2053
R2212
S2054
S2055
S2201
R2003
R2002
R2006
R2216
C2211
R2224
C2206
C2205
C1917
R1917
C1920
C1921
C2204
R2223
C2210
R1915
R2205
R2222
C2209
R1916
R1914
R2004
C1901
R1901
R1913
R2005
S2056
R2206
R2214
R2221
C2201
R1918
S2057
R1912
R1903
C2202
C1919
R1902
C2208
R1910
R1905
R2207
R1906
C2203
R2215
R2213
R1911
R1904
R2001
R1907
R1908
R2204
R2208
R2225
R2229
R1909
R2220
R2209
R2219
R2217
R2228
R2226
R2227
R2218
R2211
R2210
NYE
ESMERALDA
0
910
1,820
Meters
0
4,500
Feet
Scale 1:54,000
(At original document size of 8.5x11)

Legend

Topographic Contour 20-foot

Topographic Contour 100-foot

Model Extent

Tonopah Lithium Claims Property

Drill Holes

- Sonic
- Core
- Reverse Circulation

Stantec | AMERICAN LITHIUM

TECHNICAL REPORT TLC PROPERTY

Surface Topography and Model Limits Map

Figure 14-1

Notes

1. Coordinate System: NAD 1983 StatePlane Nevada Central FIPS 2702 Feet; Units: Foot US
2. Data Source: American Lithium Corp. basemap National Geographic World Map: National Geographic, Esri, Garmin, HERE, UNEP-WCMC, USGS, NASA, ESA, METI, NRCAN, GEBCO, NOAA, increment P Corp.

DRAWN BY: J.K.
CHK'D BY: D.K.
DATE: 2023/ Mar/ 16

Project Location: T3-4N R41-42E, Nevada
Client: American Lithium Corp.
Project: 233001584

Table 1-1

Lithium Resource Estimates – U.S. Customary Units

Table 1-2
Lithium Resource Estimates – Metric Units

Cutoff	Volume	Tonnes	Li	Million Tonnes (Mt)		
Li (ppm)	(Mm^3)	(Mt)	(ppm)	Li	Li_2CO_3	$LiOH.H_2O$
Measured						
500	**506**	**860**	**924**	**0.79**	**4.2**	**4.78**
600	416	707	1006	0.71	3.78	4.3
800	283	481	1153	0.55	2.93	3.33
1000	203	345	1255	0.43	2.29	2.6
1200	104	177	1401	0.25	1.33	1.51
Indicated						
500	**701**	**1192**	**727**	**0.87**	**4.63**	**5.26**
600	438	745	835	0.62	3.3	3.75
800	218	371	987	0.37	1.97	2.24
1000	80	136	1148	0.16	0.85	0.97
1200	22	37	1328	0.05	0.27	0.3
Measured plus Indicated						
500	**1207**	**2052**	**809**	**1.66**	**8.83**	**10.04**
600	854	1452	916	1.33	7.08	8.05
800	501	852	1080	0.92	4.9	5.57
1000	283	481	1227	0.59	3.14	3.57
1200	126	214	1402	0.3	1.6	1.81
Inferred						
500	**286**	**486**	**713**	**0.35**	**1.86**	**2.12**
600	173	294	827	0.24	1.28	1.45
800	77	131	995	0.13	0.69	0.79
1000	31	53	1151	0.06	0.32	0.36
1200	8	14	1315	0.02	0.11	0.12

- CIM definitions are followed for classification of Mineral Resource.
- Mineral Resource surface pit extent has been estimated using a LC price of US20,000 $/tonne and mining cost of $3.00 per tonne, a lithium recovery of 90%, fixed density of 1.70 g/cm^3 (1.43 tons/yd^3)
- Conversions: 1 metric tonne = 1.102 short tons, metric m^3 = 1.308 yd^3, Li_2CO_3:Li ratio = 5.32, $LiOH.H_2O$:Li ratio =6.05
- Totals may not represent the sum of the parts due to rounding.
- The Mineral Resource estimate has been prepared by Joan Kester, PG and Derek Loveday, P. Geo. of Stantec Consulting Services Inc. in conformity with CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any mineral resource will be converted into mineral reserve.

Potential Risks

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available after the date of the estimates may necessitate revision. These revisions may be material. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Potential risks that may impact accuracy of the mineral resource estimates are:

•	The resource is limited to within nine fault blocks that may shift location given further exploration. Should new supporting data support a significant shift in the fault locations this may have a material impact on the resource estimates.

•	The intrusions and the other volcanics around the extremities of the TLC Lithium Property are only recognized from surface mapping. Future exploration drilling in these areas of the TLC Lithium Property may show these intrusions and other volcanics extending into the TLC Lithium Property below surface. This may have a material impact on the resource estimates in these regions of the deposit.

•	QA/QC records of assay blanks and standards indicate that there is potential for inconsistencies in the predicted reliability of the lithium assay results received from Paragon laboratories when compared to results received from other laboratories.

•	Metallurgical test currently under the control of DRA may indicate that the input costs for the practical extraction of lithium to be higher than anticipated. Since processing costs are a significant component of LC (or lithium hydroxide monohydrate) production, the lithium cutoff grade may be higher than the base case cutoff grade of 500 ppm used for the lithium resource estimates.

Mineral Reserve Estimates

The TLC Technical Report does not include an estimate of reserves. The level of engineering does not support the preparation of a PFS; therefore, in accordance with the requirements of NI 43-101, the reported resources cannot be classified as reserves.

Mining Operations/Methods

The characteristics and relatively shallow depth from surface of the mineralized material make it suitable for open pit mining. The mine plan utilizes an open pit truck/shovel mining method and no drilling or blasting activities are envisioned. The mining sequence has been optimized to minimize the stripping ratio while maximizing the grade being mined from the open pit. The base case ramp-up mine plan for the project is based on an initial LC production target of 24,000 t/y (4.4 Mt/y RoM) for the first six years at an average crusher feed grade of approximately 1,400 ppm. It then steps up to a LC production target of 48,000 t/y (8.8 Mt/y RoM) at an average feed grade of approximately 1,400 ppm until the end of mining from the open pit in year 19.

The remainder of the mine plan for the next 21 years is the stockpile drawdown phase where material stockpiled during active mining operations is re-handled to the primary crusher. LC production ranges from 34,000 – 41,200 t/y as the average feed grade ranges from 1,010-1,210 ppm. The mine plan addresses the pit design criteria, production sequence, material balances, stockpiling, tailings disposal, utilization of disposal areas, and reclamation. The mine plan also addresses waste material being stored in external rock dumps or backfilled within the pits. Waste rock dumps would be constructed by end-dumping using large capacity rear-dump haul trucks.

Mineral Processing and Recovery

From 2019 sample batches were generated from drill cores and reverse circulation drilling. The samples were dispatched to laboratories for metallurgical scoping, sighter, and investigative testwork. The sample analyses shown in the table below.

Test Work Scope PEA

As a precursor to the PEA, DRA was tasked to address three process routes in a trade-off study and to select one option to develop further in the PEA. The three routes considered were Sulfuric Acid Leach, Sulfuric Acid Bake, and Sulfation Roast. Based on the testwork results and a PEA, the Sulfuric Acid Leach was deemed to be the most suitable option for the PEA. There were several options within the Sulfuric Acid Leach flowsheet that were also considered, primarily to address the high concentration of acid-consuming components in the plant feed material. The various options considered are shown in Table 1-3.

Infrastructure, Permitting and Compliance

Infrastructure

The TLC Lithium Project consists of an open pit mine and an associated processing facility along with on-site and off-site infrastructure to support the operation. The conceptual site general arrangement is illustrated in Figure 1.

Figure 1 – Conceptual Site General Arrangement

The TLC Lithium Project will require infrastructure, including site facilities, a power, gas and water supply, and water storage and tailings facilities. Equipment will also be required, including haulers, dozers, excavators, graders, maintenance and welder trucks, cranes, forklifts, busses, and pumps.

Site Facilities

The facilities are composed of the following components typical of most mining and process operations: office building, personnel dry facilities, mine and plant warehouse, reagent storage, mine equipment maintenance facilities, emergency vehicle facilities, medical clinic, site laboratory, and fuel deports.

Roads

The site will be accessed via a 7 km exploration trail that connects to paved State Highway 89. This intersection is approximately 4 km north of junction State Highway 89 and United States Highway US 95. This junction occurs 4 km west of the town on Tonopah. The existing exploration trail will be upgraded to two-lane paved road suitable for all construction, raw material and product traffic that is expected to occur over the life of the project.

Power Supply

The site will require a substation and approximately 7 km of distribution powerline to be constructed to provide the necessary power supply to the TLC Lithium Project. At present the TLC Lithium Project has assumed that this line will be constructed from the existing NV Energy transmission line that operates at 120 kV. A routing for this powerline has yet to be determined.

Gas Supply

The gas consumption (0.007 t/h) is relatively low, and it is assumed that the gas supplier will use gas bullets on site that will be replenished by road transport.

Water Supply

The lithium extraction process will require significant water that is not available on site. American Lithium has secured the required water rights to the north of the TLC Lithium Project area. A 30 km buried pipeline will be constructed from the water permit areas. This pipeline will parallel State Highway 89 until it reaches the upgraded access road. At this point it will parallel the access road into the TLC Lithium Project area.

Environmental Factors

An EA was completed in 2021 in accordance with the National Environmental Policy Act (“NEPA”) for the TLC Lithium Project (BLM, 2021). Another NEPA evaluation will need to be completed for the commercial-scale TLC Lithium Project activities and area. Environmental justice, migratory birds, Aboriginal religious and cultural concerns, rangeland management, recreation, social values and economics, soils, special status species (including bald and golden eagles), surface and groundwater resources, vegetation, and general wildlife were identified as being potentially affected by TLC Lithium Project activities. Areas of critical environmental concern such farmlands, fish habitat, floodplains, forests and rangelands, human health and safety, wetlands and riparian zones, wild and scenic rivers, wilderness/wilderness study areas, lands and realty, paleontological resources, and wild horses and burros were identified as not being present within the TLC Lithium Project area. Air quality, cultural resources, noxious weeds and invasive and non-native species, hazardous/solid wastes, climate change, geology and mineral resources, and visual resources were identified as being present but not affected within the TLC Lithium Project area.

Permitting Factors

The NDEP-BMRR largely defines the engineering and design requirements around disposal of mine wastes, water management, and mine closure aspects. However, the BLM may have additional requirements associated with any activities located on public lands. The current permitting requirements include: (i) a water pollution control permit, (ii) a mine registry form, (iii) an air quality operating permit, (iv) an environmental impact statement, (v) a state groundwater permit, (vi) a mining reclamation permit, (vii) NPDES permit, (viii) a permit to appropriate public waters, (ix) a hazardous materials permit, (x) a fire and life safety permit, and (xi) a count specific use permit. For a full list of permits required, see “Permitting Requirements and Status” in the TLC Technical Report.

Social Factors

The TLC Lithium Project is located approximately five miles northwest of Tonopah, Nevada, in Nye County. According to the U.S. Census Bureau, the total population of Nye County in 2020 was reported to be 51,591. The rural communities located in Nevada are primarily dependent upon the mining industry for employment and economic security. This has created a supportive, pro-mining culture in these communities where most employees live.

The TLC Lithium Project is located on public lands traditionally used by the Western Shoshone Tribes and Bands. These communities will be involved in the mine permitting process via required government-to-government consultation with the BLM. The Company desires to build positive, mutually beneficial, working relationships with the tribal communities related to its active mineral exploration and development at the TLC Lithium Project, including cultural resource monitoring, employment, and business supply agreements, as applicable.

Capital Cost Estimates

For mining, an owner-operated fleet has been adopted for the purposes of the TLC Lithium Project and capital requirements relating to mining cover a two-year pre-production period. Mine infrastructure capital cost estimates were calculated based on previously designed facilities that were at a more detailed stage than the TLC Lithium Project. $/unit area costs as well as past budgetary quotes were used when developing capital costs for mine buildings, mine roads and electrical power for the site. Tailings Storage Facility (“TSF”) capital costs were developed using berm construction volumetrics, foundation grading and preparation, water management structures, supply of mine rock fill and engineering/design costs. As well as the geosynthetic cost for the lined facility.

Mining, infrastructure and TSF costs in US$ are shown in Table 1-4, Table 1-5 and Table 1-6.

Table 1-4

Table 1-5

Table 1-6

The capital cost estimate for the process plant was compiled based on a priced mechanical equipment list. Factors were applied to the equipment cost to derive a total plant cost which includes costs for earthworks, civils, steel, piping and valves, electrical and control equipment, instrumentation, freight, equipment installation and for TLC Lithium Project indirects. Quotations from suppliers have accounted for approximately 84% of total equipment costs. The process capital totaled $667 million USD. Non-process infrastructure costs were provided by Stantec. The total capital costs for initial capital and the life of mine (LoM) are presented in Table 1-7.

Table 1-7 Total Capital Expenditures

The prepared estimate is classified by DRA as a Class 4 estimate with a +40% / -40 % accuracy, similar to an AACE International Class 4 (+50% / -30%) and deemed suitable for a PEA level study.

Operating Cost Estimates

The operating cost estimate was completed from a zero base and presented in $. Costs associated with power, labor, materials, consumables and general and administration have been included in this estimate.

The prepared estimate is classified by DRA as a Class 4 estimate with a +40% / -40 % accuracy, similar to an AACE International Class 4 (+50% / -30%) and deemed suitable for a PEA level study.

The overall operating cost estimate is presented in Table 1-8. The breakdown shows all the costs associated with mine and plant operation covering costs for contractor mining, labor, power, maintenance, reagents, consumables and general administration.

Table 1-8 Life of Mine Operating Costs Breakdown

This PEA economic analysis is preliminary in nature and includes inferred mineral resources. The analysis presents the determination of the net present value (“NPV”), payback period (time in years to recapture the initial capital investment), and the internal rate of return (“IRR”) for the TLC Lithium Project. Annual cash flow projections are estimated over the life of the mine based on the estimates of capital expenditures, production cost, and sales revenue.

All production is given in terms of LC. Revenues, for the base-case scenario, are based on the production of LC product for export, whilst the alternative case presents the speculative economics for additional by-product (magnesium sulfate) recovery in addition to LC. The analysis has been conducted in constant terms with no consideration given to inflation or cost escalation of costs or product prices over the life of the TLC Lithium Project. In addition, the analysis is prepared on a 100% equity project basis and does not consider financing scenarios. Financing related costs such as interest expense, and in-country withholding taxes on dividends and interest income, are excluded from the economic model.

Production Profile

The design basis for the process facility is 4.4 Mt/y, whilst the economic analysis is based on increasing output over two phases. The schedule is based on processing circa 4.4 Mt/y during phase 1, with a process plant expansion to circa 8.9 Mt/y in phase 2.

Table 1-9 Milling Rate and Expansion Phases – Base Case

During both phases, the model assumes that 75% of steady state production will be achieved in the first year to account for commissioning ramp-up of the processing facilities.

Input Costs and Taxes

The operating costs over life of mine used in the model include mining operations, process facility operations, estimate for general and administrative costs and estimates for tailings disposal and tailings management. The total initial capital estimate for the TLC Lithium Project includes pre-stripping for mine development, construction, direct cost, indirect costs and contingency. The model uses an assumed closure cost of $ 25m at the end of life of mine.

Revenue

Project revenues are estimated based on producing saleable LC products, as it relates to grade and impurity levels, with no consideration for any by-product revenue in the base-case. Annual revenue is determined by applying a constant product price over life of mine. The economic analysis has been based on a constant price of $ 20,000 per tonne of LC produced over the life of mine. The sensitivity to price variances is also presented.

Discounted Cash Flow Summary

The economic analysis is prepared on a 100% equity project basis and does not consider financing scenarios. An 8% real discount rate has been used in the analysis. The analysis includes credits for excess power generation which is fed back into the grid.

Table 1-10 Discounted Cash Flow Summary Base Case

A summary of the life of mine cash flows for the base-case scenario is presented in Figure 2.

Figure 2 LoM Cash Flow – Base Case

Sensitivity

The results of the sensitivity analysis for the project after taxes are shown in Figure 3.

Figure 3 Sensitivity Analysis

Alternative Case: By-Product Recovery

The possibility exists for recovery of magnesium sulfate monohydrate. This section presents the potential overall economic outlook for the project should by-product recovery be pursued and realised. Additional initial capital of $21.6 M is estimated to be required for the additional processing elements in the process facility. Additionally, the incremental annual operating cost, at steady state, is estimated at $2 M per year, with a sustaining capital allowance of $15.8 M over life of mine. Table 1-11 presents the speculative discounted cashflow summary should the recovery and sale of magnesium sulfate monohydrate be realized. The economic potential is based on a sales price of $150 per tonne of magnesium sulfate monohydrate, whilst the sensitivity to this assumed price is presented graphically in Figure 4.

Table 1-11 Discounted Cashflow Summary – Alternative Case (Magnesium Sulfate Monohydrate)

Figure 4 Sensitivity Analysis for Magnesium Sulfate Monohydrate Price Variances

Adjacent Properties

To the northwest of the TLC Lithium Property is the Ray property owned by Mogul Mountain Holdings Corporation. The Ray property consists of 186 unpatented mining claims under the name Raye and 65 unpatented mining claims under the name Dustbowl. Within the claim block boundary there are two patented lode claim areas and four unpatented lode claims, all of which are held by third party entities. Exploration efforts on this property indicate evidence to support both an epithermal and Carlin-style Ag-Au deposit (Loveday, 2022).

Directly east of the TLC Lithium Property are five active unpatented claims held by NV Gold Corporation constituting part of their Frazier Dome project. This project area is undergoing exploration of a low-sulfidation, volcanic-hosted epithermal gold system with high-grade mineralization (NV Gold Corporation, 2023).

Blackrock Silver Corporation’s (Blackrock) Tonopah North project, whose claims are located 1.9 miles (3 km) southeast of the TLC Lithium Property, have reported that a broad lithium zone has been intersected from drilling encompassing an area 5,200 acres (2,100 hectares). They reported that the lithium zone was similar profile to the lithium mineralization encountered at the TLC deposit. (Blackrock, 2022).

Interpretations and Conclusions

The PEA for the TLC Lithium Project is based upon limited and time-sensitive information, such as LC, fuel, utility and reagent pricing. Changes in the understanding of the TLC Lithium Project such as access to power, social/environmental issues, the ability to convert mineral resources to Mineral Reserves and market demand conditions could have significant effects on the TLC Lithium Project’s overall economic viability. However, based on the current information, the economics have revealed an after-tax NPV of $3.26 billion with an after-tax IRR of 27.5% and an after-tax payback period of 3.7 years based on an average LoM price of $20,000/tonne of LC.

Recommendations

It is recommended that a PFS be completed to further demonstrate the TLC Lithium Project’s technical and economic viability and to provide a greater degree of confidence in the capital and operating cost estimates. Further definition of the TLC Lithium Project is required to allow a PFS to be completed and the following is recommended to further develop the TLC Lithium Project and reduce its technical uncertainty and risk:

•	Infill drilling to upgrade the category of the mineral resources;
•	Geotechnical drilling and material testing to provide data to support future design of pit slopes, mine rock storage facilities, stockpiles, TSF’s and mine infrastructure;
•	Mineralized material characterization (to better define the design data for the crushing and milling circuits);
•	Geotechnical characterization of the proposed filtered tailings materials to support future design and placement planning for external and in-pit TSF’s;
•	Mineralized material variability;
•	Process optimization testwork;
•	Equipment Sizing;
•	Magnesium sulfate monohydrate recovery;
•	Engage with equipment vendors to carry out testwork to allow them to offer performance guarantees; and
•	Engage with vendors of the major packages to better define their scope and investigate possibilities for build, own, operate commercial arrangements.

Most of the work above can be incorporated into the PFS in two research and development categories that should allow, if displaying positive results, a decision in moving the TLC Lithium Project forward, as follows:

Phase I: Environmental, drilling and geotechnical work: $1.4 million

•	Drilling and laboratory rock mechanics test work: $1.0 million
•	Environmental permitting and hydrology: $0.4 million

Phase II: Various test work, optimisation, pilot plant studies, and byproduct marketing studies: $2.1 million

•	Test work and optimisation: $0.5 million
•	Pilot Plant: $1.4 million
•	Byproduct Marketing Study: $0.2 million

Exploration, Development and Production

In 2020 a sonic drilling campaign completed 7 holes between November 1, 2020 and December 18, 2020. Five (5) holes were drilled central to the property and the remaining 2 were twins of older holes. The 2020 sonic holes were drilled by Boart Longyear using a 7” diameter sonic tool.

In 2021 a reverse circulation (RC) drilling campaign of 6 holes was undertaken on the north end of the TLC Lithium Project between October 26, 2021 and December 2, 2021. The 2021 RC holes were drilled by Harris Exploration Drilling and Associates (Harris) of San Diego, California using a T-685 Schramm rig completing 5.5” diameter holes using standard RC methods.

In 2022 there were 29 RC holes, 10 diamond core holes, and 1 sonic core hole completed between January 8, 2022 and June 26, 2022. The 2022 RC holes were drilled by Harris, diamond core holes by First Drilling LLC of Montrose, Colorado using a LF-100 rig coring at either PQ3 (3.3” (122.6mm)) or HQ (2.5” (63.5 mm) diameter.

In 2023, the company continues drilling, focusing on a metallurgical bulk sampling campaign, as well as additional HQ exploration holes, focusing on the north-east of the known resource.

The sonic core hole was drilled by Q&D Construction of Sparks, Nevada using a 6” diameter tool. During the drilling campaign an American Lithium geologist oversaw the drilling and sampling operations. In 2022 some drill holes encountered groundwater in the deeper western RC holes and sonic holes where water was assumed to perched.

In November 2021 Pioneer Exploration Consultants Ltd. (Pioneer) completed an airborne magnetic survey using an Unmanned Aerial Vehicle (UAV) over the TLC claims at the request of American Lithium. The details of the magnetic survey were recorded in an American Lithium UAV Aeromagnetic Survey Logistics Report. Three Levelled and Microlevelled Drone Magnetic Survey maps were generated from this report: Total Magnetic Intensity (TMI-RTP) in nT units, First Vertical Derivative (1VD) in nT/m units, and Analytical Signal (AS) in nT/m units.

Process development at the TLC Lithium Project has been significant as the project moved towards selecting sulfuric acid counter-current leaching on beneficiated clays. While focusing on standardized equipment, a great deal of project specific knowledge has been gained and the advancement to pre-feasibility and feasibility levels is planned to be efficient.

An additional 15 RC holes and 30 diamond core holes were completed at TLC after June 2022. These holes have not yet been incorporated into the existing updated mineral resource or PEA mine plan. Further exploration drilling is planned northeast of the PEA mine plan area for spring 2023 following up positive results from late 2022 drill holes, with 5 new holes initially. Additional exploration holes are anticipated, however, these will be based on the results of the new exploration holes.

A large diameter core drilling program (PQ-sized 3.35”(85 mm)) started in March 2023 to collect a 10-15 tonne sample of high-grade TLC mineralized claystone from 10-15 drill sites throughout the PEA mine plan area. The bulk sample material will be used for metallurgical and comminution deposit variability and optimization work and future closed-cycle pilot test work as part of the PFS and ultimately towards feasibility.

The description in this section of the Falchani Lithium Project (the “Falchani Lithium Project”) is based on the Falchani Lithium Project’s technical report: Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment dated March 19, 2020 with an effective date of February 4, 2020) (the “Falchani Technical Report”), together with certain updates since the date of the Falchani Technical Report. The Falchani Technical Report was prepared in accordance with NI 43-101 by DRA under the supervision of John Joseph Riordan B.Sc, C.Eng, FAusIMM, MIChemE, RPEQ, David Alan Thompson B-Tech, Pr. Cert. Eng, SACMA,Valentine Eugene Coetzee B.Eng, M.Eng, Pr.Eng, and Stewart Nupen B.Sc (Hons), FGSSA, Pr Sci Nat of The Mineral Corporation (“TMC”); all QPs within the meaning of NI 43-101. The following description has been prepared under the supervision of Ted O’Connor, the Executive Vice-President and Technical Advisor of the Company, who is a QP within the meaning of NI 43-101, but is not independent of the Company. All currencies used in this summary of the Falchani Technical Report are in Canadian dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Falchani Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Falchani Technical Report in its entirety to fully understand the Falchani Lithium Project. You can download a copy from Plateau’s SEDAR profile (www.sedar.com).

See also “General Development of the Business – Subsequent Events to February 28, 2023” for additional updates and activities on the Falchani Lithium Project.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA described in this section is preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Cautionary Note Regarding Concessions

32 of the of the 174 Falchani Lithium Project and the Macusani Uranium Project concessions originally held by American Lithium’s subsidiary Macusani, are currently subject to the Processes in Peru to overturn resolutions issued by INGEMMET and MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeal will be considered by a higher court tribunal currently scheduled for September 7, 2023. If American Lithium’s subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani’s title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.

Falchani Lithium Project (“Falchani Project”) and Macusani Uranium Project (“Macusani Project”) – Puno, Peru

Through the acquisition of Plateau Energy Metals Inc. and its Peruvian operating company subsidiary, Macusani Yellowcake SAC, the Company acquired title to, or has court injunctions preserving title on, over 930 km2 of mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru. The project land position was the result of several consolidation transactions between 2007 and 2014 (see Map, below). Additional recent mineral concession acquisitions have increased the total surface area to 1090 km2.

Falchani Lithium Project Description, Location and Access

The Falchani Lithium Project is on the Macusani Plateau, located in the Carabaya Province, Puno District of south-eastern Peru in the Andes Mountains. Located approximately 650 km southeast of Lima and about 220 km by the Interoceanica Highway from Juliaca in the south, two roads connect the Falchani Lithium Project to the Interoceanica Highway and are accessible year-round. The Falchani Lithium Project envisages an open pit mine and an associated processing facility along with onsite and off-site infrastructure to support the operation.

The Interoceanica Highway (“IH”) is a system of tarred/sealed roads that link the ports of Materani, Molendo and Ilo on the west coast of Peru over the Andes Mountains to the west side of Brazil. The IH passes within 10km to 15km to the east of the Macusani Uranium Project Area (“MPA”). Two unpaved roads connect the Falchani Lithium Project to the IH and other unpaved roads, generally in good condition, connect the Falchani Lithium Project and various other sites within the MPA to one another. These roads are accessible during the dry season in two-wheel drive vehicles and during the wet season in four-wheel drive vehicles. The closest airport to the MPA is located at Juliaca. The facility is in good condition and services daily flights from Lima and Cusco.

The mineral resources in the Falchani Technical Report fall within two mining concessions owned by Macusani Yellowcake S.A.C, as shown in Table 2-1. Macusani is 100% controlled and 99.5% owned by the Company. Please refer to the Cautionary Note Regarding Concessions section in this AIF.

Table 2-1 Mining concessions

Mining Concession Code	Mining Concession Name	Date Conferred	Owner
010320205	Falchani	13/10/2005	Macusani Yellowcake S.A.C.
010215005	Ocacasa 4	11/07/2005	Macusani Yellowcake S.A.C.

Peruvian law does not vest surface rights with mineral rights and any proposed development requires the developer to purchase the surface rights or negotiate an appropriate access agreement with the surface rights owners to have access to the property. At present the Company has working agreements with the following communities within the MPA: Chaccaconiza, Isivilla, an independent cooperative (Imagina), Quelccaya and various independent small land holders. The working agreement with the community of Quelccaya is valid until July 2020. Until sanctioned otherwise, the agreement with the cooperative and the small land holders is open ended and based on the progress achieved by exploration. The agreement with the communities of Chaccaconiza and Isivilla have expired and are being renegotiated. Short-term agreements and subsequent renewals are the model under which Macusani has been working with its host communities for the past 15 years. The Company is in constant dialogue with all of its host communities in the MPA as part of its continuity of community relations programs and does not foresee any issues with subsequent renewals when the time comes.

With the exception of mining concessions granted within urban expansion areas, the term of a mining concession is indefinite but with restrictions and objective based criteria including payment of annual license fees of US$3 per hectare. Failure to pay the applicable license fees for two consecutive years will result in the termination of the mining concession. A single annual fee is payable. On February 20, 2019, INGEMMET issued Resolution No. 0464-2019-INGEMMET/PD (the “Resolution”) declaring the expiration of the Ocacasa 4 concession, among others, citing the late payment of annual concession fees. The Resolution was upheld by the Ministry of Energy and Mines (“MINEM”) in July 2019, through Resolution No. 363-2019-MINEM/CM (together with the Resolution, the “Concessions Resolutions”). As the expiration of Ocacasa 4 was not issued through a court of law, administrative acts may be declared invalid within 2 years of the original issuance, through a legal process. In October 2019, the court in Peru admitted the “Demanda Contencioso Administrativa” submitted by Macusani, in adherence with the prescribed deadline (3 months) to commence the judicial process requesting annulment of the Admin Resolutions that cancelled the concessions and seeks to restore their validity and Macusani’s legal title to the concessions. Applications for injunctive relief through Precautionary Measures (Medida Cautelar) resulted in the grant of such relief on 17 concessions in November 2019, and on the remaining 15 concessions in March 2021. Macusani has since obtained a successful resolution of the Processes, and Macusani’s title to the concessions was restored on November 2, 2021. On November 25, 2021, the judicial ruling issued in favour of Macusani, in relation to title to 32 disputed concessions was appealed by INGEMMET.

The Falchani Technical Report presents a “Base Case” scenario which is inclusive of both the Falchani and Ocacasa 4 concessions. If the Company does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked, including title to the Ocacasa 4 concession and the Falchani Lithium Project would proceed as presented in the Alternative Case (below). The “Alternative Case” scenario presented represents only the Falchani concession to demonstrate the economic value as if the Falchani concession were a standalone or phase 1 project in light.

History

In 1975, the uranium and nuclear activities in Peru were placed under the control of the Instituto Peruano de Energia Nuclear (“IPEN”). A five-year exploration plan (1976-1981) was initiated with the aim of identifying and developing resources in the country. The Macusani East area was the most studied area in southern Peru by IPEN. After IPEN discovered the first 60 uranium showings in 1978, systematic radiometric prospecting and trenching were carried out over an area of approximately 600km2, culminating in the discovery of numerous additional uranium showings.

From mid-1977, a long-term United Nation Development Programme/International Atomic Energy Agency (UNDP/IAEA) project was initiated consisting of regional reconnaissance over selected areas. The results of most of the work were negative except for those from a car-borne radiometric survey of the Puno Basin where a significant discovery was made near Macusani in the southern Cordillera Oriental, north of Lake Titicaca. Anomalies were found in the volcanic and interbedded sediments of the Upper Tertiary age Macusani volcanics and the Permian age Mitu Group. In the same exploration phase, additional anomalies were located to the south-southwest near Santa Rosa in Tertiary age porphyritic rhyolites and andesites. These (and other discoveries in the Lake Titicaca region) concentrated the exploration in the area. A helicopter spectrometric survey of selected areas was completed in 1980 in Muñani, Lagunillas and Rio Blanca as an IAEA/IPEN Project and a fixed wing survey was completed in an adjacent area by IPEN. Numerous uranium anomalies were discovered.

In 1984, the Organization for Economic Co-operation and Development’s Nuclear Energy Agency and the IAEA sponsored an International Uranium Resources Evaluation Project Mission to Peru. The mission estimated that the Speculative Resources of the country fell within the range of 6,000 to 11,000t of uranium. To a large extent, the cyclical nature of uranium exploration on the Macusani Plateau has been driven by the fluctuating price of the commodity since the mid-1980s. During the collapse of prices in the 1980s and in the wake of the Three Mile Island accident, there was little incentive for exploration and mining companies to explore for uranium. However, the uranium prices experienced a rise between 2001 and 2008 during which time junior mining companies mobilized their campaigns by staking properties over prospective ground. Amongst these early explorers was Vena Resources Inc (“Vena”) who acquired seven concessions in the Macusani Plateau as well as additional concessions elsewhere in Peru. In 2006, Vena commenced scintillometer prospecting, radon and surface outcrop mapping over various IPEN uranium showings. Global interest in uranium declined in the wake of the global economic crisis of 2008/2009 and, more so, in the aftermath of the Fukushima Daiichi nuclear disaster in March 2011.

Macusani Yellowcake Inc. was a Canadian uranium exploration and development company focused on the exploration of its properties on the Macusani Plateau since 2007, and actively exploring in the Macusani area since that time. Macusani Yellowcake Inc. was incorporated in November 2006 and was created through the amalgamation of privately held Macusani Yellowcake Inc. and Silver Net Equities Group, a TSX Venture Capital pool company, and owned a 99.5 % interest in the Peruvian concessions of Global Gold S.A.C (“Global Gold”). Macusani Yellowcake Inc. acquired additional properties through the acquisition of Contact Uranium/Ram Resources’ concessions in June 2009, and Solex Resources Corp/Frontier Pacific Mining Corporation’s (“Frontier Pacific”) concessions in June 2012. Macusani Yellowcake Inc. and Azincourt Uranium Inc. announced in September 2014 that they had completed the acquisition by Macusani Yellowcake Inc. of Azincourt Uranium Inc.’s adjacent uranium properties located on the Macusani Plateau. Under the terms of the transaction, Macusani Yellowcake Inc. acquired 100% of Azincourt’s Peruvian subsidiary, Minergia S.A.C (“Minergia”). Arising from these transactions, there was a consolidation of mining concessions.

On April 30, 2015, Macusani Yellowcake Inc. changed its name to Plateau Uranium Inc. Young (2015) reported consolidated uranium mineral resources estimates for six mineral complexes that fell under the Plateau Uranium umbrella. In May 2016, the mineral resources for two of the complexes (Kihitian and Isivilla) were updated to include lithium and potassium. Subsequently, the name of the Peruvian operating company was changed from Global Gold S.A.C. to Macusani Yellowcake S.A.C., which holds all the MPA mineral concessions. In March 2018, Plateau Uranium Inc. changed its name to Plateau Energy Metals Inc.

No meaningful exploration, apart from the regional exploration described in the Falchani Technical Report, was undertaken prior to 2017 on the Falchani Lithium Project. All the exploration initiatives which inform these mineral resource estimates are described in the Falchani Technical Report.

Geological Setting, Mineralization and Deposit Types

The Macusani concessions are located in the Carabaya Province, Puno Department of south-eastern Peru in the Andes. The Andes are a geographical feature formed by active mountain building processes driven by plate tectonics. In the Puno, mainly Paleozoic sediments (520-250Ma old) that were formed on the western Brazilian Craton have been highly deformed by thrusting and folding due to the westwards movement of the South American tectonic plate (Brazilian Craton) over-riding the Pacific tectonic plate (Nazca Plate) along the western margin of the Americas over the last ±150Ma. The Andes represents a large anticlinorium complicated by a series of faults and intrusions, with the flanks of this superstructure made up of the coastal Mesozoic and eastern Palaeozoic belts. In the Falchani Lithium Project area, late Tertiary tuffs, ignimbrites and associated sediments are preserved in a NW-SE trending graben. Much of the Early Tertiary and Mesozoic cover was eroded prior to deposition of the pyroclastics so they were deposited in part directly on the Palaeozoic rocks including Late Palaeozoic intrusives (Hercynian granites) and extrusives (Mitu volcanics).

Limited mineralogical work has been undertaken on samples from the Falchani Lithium Project to date, but the understanding of the stratigraphy has evolved through exploration mapping and drilling programs. In the immediate vicinity of the boreholes drilled at the Falchani Lithium Project, the youngest rocks would appear to be these described in the field by Plateau as the Upper Rhyolite. Below the Upper Rhyolite is the Upper Breccia, which separates the Upper Rhyolite from the Lithium-rich Tuff. Limited mineralogical or petrological studies have been undertaken to date; however, additional mineralogical work has commenced. The interpretation of the geological environment and lithium deportment at the Falchani Lithium Project is based on observations in drill core and outcrop, and the analysis of lithium and other element distributions in the exploration results to date. The Upper Breccia, Lithium-rich Tuff and Lower Breccia show remarkably consistent vertical zonation of lithium, strontium, cesium and other elements. The highest concentration of lithium is at the top and bottom of the Lithium-rich Tuff. The Lithium-rich Tuff, and the transitional Upper and Lower Breccias are interpreted to have been deposited in a technically active, crater-lake environment, where the breccias represent the transition from the rhyolitic ash-flows above and below, and the Lithium-rich Tuff, represents a period of sub-aerial deposition. This is supported by the regular layering observed in the tuff, and the angular clasts of the breccia. The lithium mineralization is thought to be primary, although alteration and enrichment by groundwater or hydrothermal fluids in the interim has not been ruled out. The lithium mineralization is thought to be primary, although alteration and enrichment by groundwater or hydrothermal fluids in the interim has not been ruled out.

Lithium minerals are commercially exploited from three principal sources – brines, pegmatites and the clay mineral hectorite.

Lithium rich brines are formed through the chemical weathering of volcanic lithium bearing rocks by hydrothermal fluids usually restricted to basins in areas of high evaporation, forming LC minerals such as zabuyelite. Close to 70% of the world’s lithium brine deposits are situated in the borders of Chile, Bolivia and Argentina (“Lithium Triangle”) area. The Lithium Triangle contains the largest brine source lithium deposits such as Salar de Atacama, Sala de Uyuni and Salar de Hombre Muerto. Lithium minerals such as spodumene, petalite and lepidolites are found in coarse crystalline hydrothermal pegmatites, formed by the crystallization of post magmatic fluids. Lithium containing pegmatites are rare and are generally associated with tin and tantalite. The style of lithium mineralization for the Macusani region is very different to these types of deposits, as it is interpreted to be inherent within the glass-rich acidic volcanic tuffs. At the Falchani Lithium Project, the lithium-rich volcanic tuff unit is interpreted to be sub-aerial and the transitional Li-rich breccias are interpreted to have been deposited in a crater lake volcano-sedimentary environment.

Exploration

Uranium exploration activities in Peru were initiated on the back of the work of IPEN in the 1970s and 1980s. Uranium anomalies were found near Macusani in the Upper Tertiary volcanics and the Permian Mitu Group by the UNDP/IAEA project. The typical exploration rationale for the Macusani region involves the delineation of potential uranium anomalies through a combination of regional geological interpretation and surface radiometric techniques in order to delineate targets for further investigation through drilling. Macusani has conducted ground-based radiometric surveys from a hand-held scintillometer over large portions of its properties as a guide for its drilling programs.

Exploration was initiated at the Falchani Lithium Project as a result of a radiometric anomaly. In addition to the radiometric information, Plateau has undertaken surface sampling and at the end of April 2018, had collected some 180 samples, which were analyzed for lithium. The surface samples were not used in the mineral resource estimate, but provide additional confidence, combined with recent drilling, that the Lithium-Rich Tuff extends to surface, as has been modelled in the geological model. The total number of boreholes drilled at the Falchani Lithium Project at the end of January 2019 was 51.

Drilling

Two diamond drilling programs have been completed at the Falchani Lithium Project. The first campaign was initiated in 2017, and the second program continued to the end of December 2018. In total, 51 drill holes have been drilled by Macusani totaling 14,816m from 15 platforms as shown in 0-2.

Table 2-2 Drilling program summary

Deposit	Number of Drill holes	Length of Drilling (m)	No. of Samples (excluding QA/QC)
Total	51	14,816	9,102

Due to drill access limitations, the drilling was mainly undertaken from a series of platforms, with anything from two to nine drill holes being drilled radially from each platform. The platform spacing resulted in mineralized zone intersection separation distances ranging from 50m to up to 200m. The drilling conditions in the Lithium-rich Tuff were good, however, within the Upper and Lower Breccias, more difficult conditions were encountered. The core recovery over the length of the drill holes ranged from 85% to 100%, with an average of 97%, indicating that the overall core recovery is acceptable.

Sampling, Analysis and Data Verification

Whole core (over the entire length of the drill hole) was sampled. Individual samples varied from a minimum of 0.5m to a maximum of 1.0m, with a mean of 0.9m. Selection of the length to sample was based on visual observation of the mineralization and assisted by radiometric measurements. Core from these deposits was scrutinized by the QP during the May 2018 site visit and, it was determined that although the overall quality of the core recovered was good, there are zones, particularly within the Upper and Lower Breccia, where drilling conditions are difficult, and the core recovery is relatively poor. The QP’s perception gained by scrutiny of the core available on site was that, although the core could in some cases be somewhat blocky, the core recovery in the Lithium-rich Tuff was good, and the core pieces fitted together well in the core boxes prior to sampling. In the Upper and Lower Breccias, the core recovered was often broken, and an assessment of core recovery was difficult. The overall core recovery was 97%. Given the overall thickness of the mineralized zones, the consistent lithium grade within the zones and the relatively good core recovery, it is considered unlikely that any bias related to core recovery could be introduced. As the entire core was sampled, the sample taken from the core box is considered representative. Whole core was sampled in order to minimize the risk of sample loss. Thus, the method of sampling the whole core is sound, even though no intact library sample was retained. A comprehensive photo archive has been retained however, along with the sample reject material.

Sample preparation occurred on site at a mobile field station which was located close to the drill rigs and periodically re-located. Once logged and photographed, the entire core identified for sampling was placed into a sampling bag. The pre-marked aluminum tag was stapled to the sample bag. Sample depths were recorded together with a basic geological description on a sampling reconciliation log. This log was later captured into an Excel spreadsheet. Quality control samples in the form of standards were inserted at the permanent field office located in the village of Isivilla. These standards were prepared by Macusani and certified by ALEPH Group & Asociados S.A.C. Metrologia de las Radiaciones (Radioactivity Measuring Techniques) by having check analyses of the standards completed at CERTIMIN SA (CERTIMIN), which was previously known as the Centro de Investigación Minera y Metalủrgica (“CIMM”), laboratory in Lima. The complete sample batch, accompanied by a senior representative of the Macusani exploration team, was sent by road to the town of Juliaca. The samples entered the CERTIMIN LIMS system at this point. From the preparatory laboratory in Juliaca, the pulverized samples were transported by CERTIMIN, to the main CERTIMIN Laboratory in Miraflores, Lima, by either road or as air freight. TMC examined the sample receiving facilities at all three laboratories and found them to be well organized. It would appear that the chain of custody of the Macusani samples from site to final analysis is reasonably secure.

The samples were weighed on delivery and entered into the LIMS system. Drying was completed over a 12 hour period at 100˚C. Crushing was done by two jaw crushers; the first to 6mm and the second to 2.5mm. Crushing was completed when the sample was 100% <2.5mm. Laboratory standards were entered into the stream after the first jaw crusher. The jaw crushers were flushed with quartz, some of which were sent to the Lima offices for analysis on a regular basis. One certified reference material, one blank sample and two duplicate samples were incorporated into each batch of 50 samples delivered to CERTIMIN for laboratory analytical quality assurance and control (QAQC). These results were given to Macusani on the analysis certificates. After homogenization, the crushed sample was riffle split to an approximate 250g sample that was pulverized by a ring mill. The ring mill was flushed with quartz after approximately every five samples or if there was a marked color change in the crushed material. The preparation facility strives to have the pulverized material at 85% <200 mesh grain size. The jaw crushers, riffles and ring mills are all cleaned with compressed air and are located within sub-housings to keep contamination to a minimum. The reject material is kept on site but will eventually be transported to the Macusani warehouse in Lima. The pulverized material was manually homogenized. Wet samples were dried before an approximate 0.20g aliquot (±0.02g) sample was spooned out and digested with a mixture of HCl+HNO3+HF+HClO4 acid over a period of 8hrs. The concentration of lithium was determined from the acid digested liquid by inductively coupled plasma - mass spectrometry (ICP-MS) for abundances of 0.05ppm to 10 000ppm (1%). Any results greater than 10 000ppm were re-analyzed via inductively coupled plasma - optical emission spectrometry (ICP-OES). The latter instrument would require a new acid digest to be completed on an aliquot of 0.25g. The ICP-MS and ICP-OES equipment is calibrated daily with three appropriate standards.

The methods undertaken by CERTIMIN to prepare and analyze the samples for lithium are considered acceptable by TMC. As described in the Falchani Technical Report, the QP undertook a site visit to the CERTIMIN Laboratory in Lima and walked through the acid digestion and ICP-MS sections. The laboratory was well organized and professional.

The data which informs these lithium mineral resource estimates was generated by Plateau, or its subsidiaries, since the initiation of exploration on the Falchani Lithium Project in 2017. Plateau inserted standards, blanks and duplicate (“Field”) samples into the sampling streams, in addition to those inserted by the laboratory, in order to assess the accuracy and precision of the lithium analytical results. The results for the Field and Laboratory standards have been analyzed using error deviation plots. With this technique, an error deviation within the ±10% range is considered to signify acceptable levels of accuracy by the laboratory. The bulk of the results for both the Field and Laboratory standards fill within the ±10% range and all of those which fall outside are for the very low concentration lithium standard. The results for the standards inserted for lithium are considered acceptable. The results for Field and Laboratory duplicates have been analyzed using the mean deviation method. The mean deviation results show good reproducibility of lithium analysis, for both Field and Laboratory duplicates, and TMC would consider the analytical precision to be acceptable for lithium. As would be expected, the Laboratory blanks return values below the detection limit of >0.1 Li ppm. The Field blanks show low levels of lithium. The levels of lithium returned are not considered material, when compared with the anticipated lithium grades within the Falchani Lithium Project. The mean deviation results show good precision and the error deviation for the lithium standard was generally below 5% which signifies acceptable levels of accuracy by the Laboratory. The blank control sample results reported negligible Li concentrations. TMC concludes that the results of the inserted QAQC samples are acceptable for lithium mineral resource estimation. TMC received the drill hole logging results as a series of Microsoft Excel files. The same data was also provided in the form of a Microsoft Access database. The data from the database was imported in Datamine Studio™ for further analysis. A check on the accuracy of the transposition of approximately 5% of the sample results from assay certificate to database was completed by TMC, and no transcription errors were identified.

The QP considers the sampling methods, sampling recovery and sample quality to be acceptable. The procedures undertaken by the laboratory were noted to be of a high standard, and appropriate for the analysis of lithium. The QAQC results indicate that acceptable levels of accuracy and precision, and no contamination, have been obtained by the laboratory. Finally, the validation undertaken on the sample database found no deficiencies in the capture and storage of information. The database is thus considered sufficiently reliable to be used to inform the mineral resource estimates.

Mineral Processing and Metallurgical Testing

A substantial body of metallurgical testwork has been carried out on the Falchani lithium-bearing tuff material. The testwork referenced in this report was carried out by TECMMINE in Peru (prior to 2018) and testwork carried out in 2018 and 2019 was carried out by TECMMINE and ANSTO Minerals in Australia. Both the TECMMINE and ANSTO testwork was carried out on the lithium rich tuff obtained from a trench on site. The testwork supports a number of technically viable process flowsheet routes (hydrochloric acid leaching, salt roast, sulfation baking, pressure leaching, purification processes) but for the purpose of the Falchani Technical Report a flowsheet using atmospheric leaching in a sulfuric acid medium, followed by downstream purification processes, was selected for the production of battery grade LC. The early focus of the acid leach process was on maximizing the extraction of lithium using aggressive leach conditions and the later work focused on optimizing the leach parameters and confirming inputs to the process design criteria.

The process flow sheet was developed by DRA, working with ANSTO and with input from M.Plan International. Following mining, mineralized material will be crushed to a P80 of 150 μm, followed by a warm (95 °C) sulfuric acid tank leach with a residence time of 24 hours, to extract ~89% of lithium to leach solution. The process utilizes conventional up-front tank leaching, widely used in various mining operations to extract metals from mineralized material today. This is followed by a three-stage purification process to reduce various impurities in the leach solution, mechanical evaporation and conventional precipitation, using a crystallization plant, to produce a battery grade Li2CO3 product. An overall recovery of 80% from mineralized material to Li2CO3 is utilized in the Falchani Technical Report. As a significant portion of the operating costs are derived from sulfuric acid use as the leaching reagent, the Falchani Technical Report includes the construction of a 1,700 tonnes per day (tpd) sulfur burning acid plant at site in phase I to produce, on average, 1,500 tpd of sulfuric acid. The acid plant includes a power generation facility that generates approximately 18MW of clean energy from the steam generated in the sulfur burner. In subsequent phases, additional modules are added to meet expanded processing capacity.

Subsequent to the date of the Falchani Technical Report, on April 8, 2020, results from the preliminary test work program (“Program”) focused on recovery and precipitation of sulfate of potash, rubidium and caesium concentrate from a pregnant leach solution (“PLS”) created from the Falchani Lithium Project PEA.

Highlights of the Program:

•	The Program was run on a sample of Falchani lithium-rich tuff material at the same conditions as the lithium leaching studies published by the Company in the PEA with concentrations of 3,400 ppm lithium; 3 wt% K; 600 ppm Cs and 1,400 ppm Rb;
•	Extractions of the following metals (from lithium-rich tuff into sulfate solution via previous test work and supported in this Program):
o	Potassium (“K”): 43%
o	Caesium (“Cs”): 84%
o	Rubidium (“Rb”): 67%
•	Excellent rejection of aluminum using ‘simple’ neutralization with lime or high temperature treatment (calcination);
•	Caesium precipitation: selective crystallization of >99% of the Cs and Rb from PLS, along with some K, by cooling to between 20 and 30°C following the PEA flowsheet (above); and
•	Precipitation of approximately 18% of K from leaching of feed material through to PLS at temperatures below 20°C to a purified K-alum in the first pass, with future test work potentially optimizing the yield.

Mineral Resource Estimates

The drill hole database described in the Falchani Technical Report was the primary source of data for the mineral resource estimates. The subhorizontal lithium mineralization occurs within the Lithium-rich tuff, which varies in thickness from 50m to 140m, and the Upper Breccia and Lower Breccia, which occur in the immediate hanging wall and footwall of the Lithium-rich tuff, respectively. The mineralized zones are interpreted to form a broad basin, dipping gently to the north-northeast. Three north-south striking faults have been interpreted, with throws of between 10m and 50m. The position and throw of the other two faults are informed by drilling, and it is interpreted that they have the same north-south orientation. The zones are thinnest on the edge of the basin and are thicker towards the center. Three north-south striking faults have been interpreted, with throws of between 10m and 50m. The position and orientation of one of the faults is informed by the north-south oriented valley, which is in the central part of the Falchani Lithium Project. The position and throw of the other two faults are informed by drilling, and it is interpreted that they have the same north-south orientation. The occurrence of other structures, particularly east-west or near east-west structures cannot be ruled out. The relative confidence in the structural interpretation has been considered in the application of geological losses and the mineral resource classification.

TMC imported the drill hole data contained in Plateau Microsoft Access database into Datamine Studio™. Modelling codes were assigned to each borehole, on the basis of the lithological description provided by Plateau, and analytical patterns. The upper and lower bounding surface for each of the zones identified were constructed utilizing Datamine Strat3D™ modelling software, applying Inverse Distance interpolation of the zone thickness. The surface topography used to constrain the mineral resource model was generated using Google Earth™ by Plateau. A mesh of coordinated elevation points was digitized, and the points exported to Datamine Studio. Although a high-resolution topography should be sourced for detailed mine planning in the future, the QP is satisfied that the topographic surface generated by Plateau is sufficiently detailed to allow robust estimates of mineral resource tonnages. Plateau generated surface topography to constrain the mineral resource mode and a mesh of elevation points was exported. Although a high-resolution topography should be sourced for detailed mine planning in the future, the QP is satisfied that the topographic surface generated by Plateau is sufficiently detailed to allow robust estimates of mineral resource tonnages. In general, a 5% geological loss has been applied, to take into account potential losses due to faulting. Two areas have been identified where the risk to the tonnage estimates is considered higher than normal, due to a combination of limited drilling data and the close proximity of the mineralized zones to the surface topography. In these two areas, which include the valley area between Falchani East and Falchani West, a geological loss of 10% has been applied. The average volume-weighted geological loss applied in the mineral resource estimate is 5.8%.

Two types of cut-offs have been applied. The application of a lithological cut-off determined the top of the upper breccia unit (“UBX”), and to the base of the lower breccia unit (“LBX”). This is a natural lithological boundary, which corresponds with a lithium grade of around 0.1% Li2O (460ppm Li), and this boundary was applied during the definition of the geological wireframes. The lithium grade within the five mineralized zones constrained by the top of the UBX and the base of the LBX is consistently and significantly above 0.1% Li2O. A block cut-off grade of 1000 ppm Li was applied. mineral resource classification was informed by geostatistical confidence, as expressed in the block Kriging Efficiency, after giving consideration to the confidence in the supporting database. The Ocacasa 4 concession, which forms part of the mineral resources considered in the Base Case of the Falchani Technical Report, is currently subject to the Processes in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the Ocacasa 4 concession invalid due to late receipt of the annual validity payment. Applications for injunctive relief through Precautionary Measures (Medida Cautelar) resulted in the grant of such relief on 17 concessions in November 2019, and on the remaining 15 concessions in March 2021. If the Company does not obtain a successful resolution of Processes, Macusani’s title to the Ocacasa 4 concession could be revoked and the Falchani Lithium Project would then have to proceed as presented in the Alternative Case.

Both cases consider only the lithium-rich bearing tuffs (“LRT”), namely LRT1, LRT2, and LRT3, three of five geological units presented in the Falchani Lithium Project technical report, effective March 1, 2019, titled “Mineral Resource Estimates for the Falchani Lithium Project in the Puno District of Peru”, prepared by TMC and filed under Plateau’s profile on SEDAR on April 18, 2019 (the “2019 Technical Report”). As a result, the Base Case and Alternative Case utilize less than 48% and 47%, respectively, of the total mineral resource estimates included in the 2019 Technical Report. The mineral resource estimates have not been updated to inform the PEA, however, owing to the current mineral tenure dispute, for the Alternative Case, only the Falchani Concession mineral resource estimate has been considered. Please refer to the Cautionary Note Regarding Concessions section in this AIF. These mineral tenure circumstances have been considered, and on the basis of the information provided to the QP by Plateau, the QP considers it reasonable to continue to report these estimates as mineral resources. 0 summarizes the Indicated and Inferred mineral resources for the Base Case, effective 1 March 2019, based on a 1000ppm lithium cut-off grade.

Table 2-3 Falchani Lithium Project Mineral Resources (Base Case) effective 1 March, 2019

License	Classification	Zone (1)	Tonnes (Mt)	Grade (Li ppm) (2)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
Falchani	Indicated	UBX	5.38	1 472	0.32	0.78	0.04
		LRT1	6.15	3 718	0.80	1.98	0.12
		LRT2	16.66	3 321	0.72	1.77	0.29
		LRT3	11.03	3 696	0.80	1.97	0.22
		LBX	10.16	1 901	0.41	1.01	0.10
		Total	49.39	2 961	0.64	1.58	0.78
	Inferred	UBX	8.44	1 616	0.35	0.86	0.07
		LRT1	13.84	3 290	0.71	1.75	0.24
		LRT2	28.68	2 994	0.64	1.59	0.46
		LRT3	16.13	3 292	0.71	1.75	0.28
		LBX	57.39	2 250	0.48	1.20	0.69
		Total	124.48	2 629	0.57	1.40	1.74
Ocacasa 4	Indicated	UBX	0.85	1 750	0.38	0.93	0.01
		LRT1	1.32	3 668	0.79	1.95	0.03
		LRT2	5.37	3 232	0.70	1.72	0.09
		LRT3	2.00	3 658	0.79	1.95	0.04
		LBX	2.00	1 379	0.30	0.73	0.01
		Total	11.53	2 926	0.63	1.56	0.18
	Inferred	UBX	5.33	1 911	0.41	1.02	0.05
		LRT1	10.17	3 422	0.74	1.82	0.19
		LRT2	33.62	3 292	0.71	1.75	0.59
		LRT3	21.11	3 349	0.72	1.78	0.38
		LBX	65.36	2 297	0.49	1.22	0.80
		Total	135.59	2 777	0.60	1.48	2.00

1UBX = upper breccia; LRT = Lithium rich tuff; LBX = lower breccia

2 Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473

0 summarizes the Indicated and Inferred mineral resources for the Alternative Case, effective 1 March 2019, based on a 1000ppm lithium cut-off grade.

Table 2-4 Alternative Case Falchani Lithium Project Resources (effective 1 March, 2019)

License	Classification	Zone (1)	Tonnes (Mt)	Grade (Li ppm) (2)	Li2O (%)	Li2CO3 (%)	Contained Li2CO3 (Mt)
Falchani	Indicated	UBX	5.38	1,472	0.32	0.78	0.04
		LRT1	6.15	3,718	0.80	1.98	0.12
		LRT2	16.66	3,321	0.72	1.77	0.29
		LRT3	11.03	3,696	0.80	1.97	0.22
		LBX	10.16	1,901	0.41	1.01	0.10
		TOTAL	49.39	2,961	0.64	1.57	0.78
	Inferred	UBX	8.44	1,515	0.35	0.86	0.07
		LRT1	13.84	3,290	0.71	1.75	0.24
		LRT2	28.68	2,994	0.64	1.59	0.46
		LRT3	16.13	3,292	0.71	1.75	0.28
		LBX	57.39	2,250	0.48	1.20	0.69
		TOTAL	124.48	2,629	0.57	1.40	1.74

1UBX = upper breccia; LRT = lithium rich tuff; LBX = lower breccia

2 Li Conversion Factors as follows: Li:Li2O=2.153; Li:Li2CO3=5.323; Li2O:Li2CO3=2.473

Mineral Reserve Estimates

At the present level of development there are no mineral reserves quoted for the Falchani Lithium Project (the “Mineral Reserves”). Inferred mineral resources were used in the Life of Mine (“LoM”) plan. Inferred mineral resources represent approximately 70% of the currently defined mineral resources. The Falchani Technical Report, and the PEA contained therein, is preliminary in nature, includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as not Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not Mineral Reserves have not demonstrated economic viability. Mineral Reserves can only be estimated as a result of an economic evaluation as part of a preliminary feasibility study or feasibility study of a project. A preliminary open pit whittle optimization and conceptual production schedules to support the Falchani Technical Report was completed in order to assess the potential of the Falchani Lithium Project. Highly volatile lithium market supply and demand conditions could have significant effects on the Falchani Lithium Project’s overall economic viability.

Mining Operations

Open pit mining is planned to use conventional truck and shovel mining methods with drill and blasting to break the rock mass into manageable particle sizes. Mining operations are planned to be undertaken by a contractor operated fleet, which is the cost basis for this preliminary economic assessment. Mining and processing operations will be conducted 24 hours day, seven days week and 353 days per year.

The following design parameters were used for the Falchani Technical Report study:

•	Fully mobile production equipment, consisting of medium sized hydraulic shovels and 90 tonne rigid dump trucks has been planned.

•	Total mining costs of $2.40/t of material moved at altitude is the basis for the Falchani Lithium Project economics.

•	Support equipment will be front end loaders, tracked dozers, graders, and water trucks.

•	The run-of-mine pad at near the process plants primary crusher will be the mining and process battery limit.

•	Benchmarked operation elevation of 4,700masl was used.

•	Optimisation of mining sequencing to minimise the waste stripping costs in phase I of the production ramp up.

•	10m waste benches, with stacking of 2 benches was basis of the design used to access mineralized material to a maximum depth of 200m.

•	Geotechnically designed slope are applied to relevant pit areas.

The Base Case open pit design contains 145Mt LoM of mineralized material with an average Li grade of 3,338ppm. The stripping ratio is low at 0.97:1, waste to mineralization, and the total waste mined is 142Mt. The last year of production (Yr 33) has incorporated minor remnant material which would otherwise have required a further year of production. The resource summary result is shown in Table 2-4:

Table 2-4 Base Case Mineral Resource Summary

Base Case Mineral Resources in Optimisation Engineered
Parameter	Unit	Value
Mine Production Life	yr	33
Diluted/Recovered Process Feed Material	Mt	145.4
Diluted Li grade (mill head grade)	ppm	3 338
Contained LCE (Mt)	Mt	2.588
Waste	Mt	141.6
Total Material	Mt	287.0
Strip Ratio	tw:to	0.97

Mine planning pushback selection and production scheduling was undertaken the selected pit shells for the Base Case. The conceptual mine scheduling was based on the Base Case ramping up to a maximum 6Mtpa of process plant feed.

Dilution & Loss

Due to the fact that the mining deposits are massive with low strip ratios the following dilution and losses parameters were used:

•	Mining losses of only 2% were used due to the limited zones of interaction between waste and mineralized material.

•	Geological losses of 5.8% average are derived from the geological resource works which consider the current relatively low drilling density.

Mine Sequencing and Scheduling

Base Case open pit scheduling was completed using whittle. The annual mining schedule has been developed based on maximum ramped up mill feed of 6Mtpa, (≈16,500tpd). The life of the mine of the Falchani Lithium Project is approximately 33 years, (including 6 months pre-production), based on the 145Mt of Indicated and Inferred mineral resources. The LoM stripping ratios, a pre-production waste strip has been included in the mine scheduling. 6.33Mt of waste has been included owing to the local topography and orientation of mineralization. Production plant ramp-ups for the Base Case are detailed in Table 2-5:

Table 2-5 Production Ramp Up Base Case

Production Ramp Up	Yr 1	Yr 2	Yr 3 to 7	Yr 8	Yr 9 to 12	Yr 13	Yr 14 to 32
Base Case (Plant Feed Mtpa)	0.75	1.00	1.50	2.25	3.00	4.50	6.00

Processing and Recovery Operations

The Falchani Lithium Project operation consists of an open pit mine and an associated processing facility along with on-site and off-site infrastructure to support the operation. The Base Case design for the process plant is based on achieving a peak milled tonnage of 6Mtpa over three phases. A total of 2.1 million tonnes of lithium (minimum purity 99.5%) product is produced over life of mine at a lithium recovery of 80%. The Falchani Lithium process plant consists of the following steps:

•	Mineralized Material Handling;
•	Crushing & Grinding;
•	Acid Leaching;
•	Pre-neutralisation;
•	Neutralisation;
•	Softening;
•	Evaporation;
•	Ion Exchange;
•	Lithium Carbonate Precipitation and Product Handling;
•	Potassium / Sodium Sulfate Crystallisation;
•	Dry Stacked Filtered Tailings;
•	Services and Utilities.

The estimated average running load has been calculated using expected power draw from the equipment and factored (in certain cases) to tonnage throughput. A calculated unit power draw of 76.4 kWh/t mineralized material has been applied. An acid plant co-generation benefit of 18MW has been estimated which realizes a net surplus of power during plant operation and establishes the operation as self-sufficient. As a contingency, an annual allowance of 5% of normal power consumption (excluding acid plant credit) has been applied to account for the start-up of the sulfur burning plant and this power will be sourced from the grid. The raw water make-up requirement is 1.38m3/t of feed to the plant. This quantity takes into account the acid plant water requirement and the water recovered from filtering the tailings.

Figure 5 Acid Leach Block Flow Sheet Diagram

Infrastructure, Permitting and Compliance Activities

An investigation into infrastructure requirements for the Falchani Lithium Project revealed the following requirements for the Falchani Lithium Project site.

•	Access road;
•	Raw water supply;
•	Power transmission line and sub-stations;
•	Emergency power;
•	General site services;
•	Buildings; and
•	Tailings transportation and storage.

Access Road

The existing connecting road between the highway and the Falchani Lithium Project site is not suitable for heavy vehicle transit. A study was conducted by Vice Versa Consulting to evaluate potential access road options. On the outcomes from this study, the Falchani Lithium Project has assumed a new road starting at the diversion that is currently used to access the area of the Falchani Lithium Project. This option takes advantage of the existing section of access to the town of Tantamaco, Isivilla and the accesses built for the communities of Quelccaya and Chaccaconiza.

Water

Water is sourced from local river courses. In its 2014 PEA, GBM Mining Engineering Consultants Limited (“GBM”) was of the view that the area has access to sufficient water resources for the purposes of mining operations at a rate of 1Mt/y. The availability of water has not been assessed during the Falchani Technical Report and TMC recommends that the availability of suitable water be quantified in later stages of the Falchani Lithium Project’s development.

Power

The San Gaban II hydro generation station is approximately 40 kms (88 kilometers via the IH) to the north of the MPA and high voltage power lines run adjacent to the MPA. In order for a grid connection to be made an extension of the power line will be required to reach the Falchani Lithium Project site and any connection will be subject to negotiation with the supply authority. These matters will need to be taken into account as the Falchani Lithium Project progresses. The plant’s primary source of electrical power will be the power co-generation facility at the acid plant. Diesel-fuelled generators will provide power for remotely located equipment (the raw water pumps at the river and equipment located at the TSF). The grid will provide power for emergency lighting and for key process drives (for example, leach tank agitators, scrubber fans, thickener rakes).

Tailings Transportation and Storage

Tailings from the plant will be pumped to a belt filter adjacent to the TSF. The filtered tailings will then be stacked in the TSF and the filtrate will be pumped back to the process water tank in the plant. Vice Versa Consulting have identified a number of suitable locations for the TSF that will be utilized throughout the life of the Falchani Lithium Project. The Base Case will utilize a total of three deposition locations over LoM based on capacity requirements.

Permitting

Peru has many environmental laws and regulations that apply to resources sector. These are arranged in a general framework of laws, legislative decrees, supreme decrees, legislative resolutions, ministerial resolutions and decisions. Key among these are: the General Environmental Law (28611-2005) (GEL); the Environmental Impact Assessment (EIA) Law (27446-2001); the Environmental Impact Assessment Regulation (Supreme Decree 019-2009); the Environmental Regulation on Exploration Activities (020-2008-EM) (EREA); the Environmental Regulation for mining exploration activities (020-2008-EM); and the Regulations on the Protection and Environmental Management for exploitation, operation, general labour, transportation and storage (040-2014-EM). Prior to commencing mine development and operation, Peruvian Environmental Regulations require an EIA-d to be carried out. The EIA-d must be approved by SENACE before mining activities may commence.

Environmental

A baseline environmental study (the “Baseline Study”) undertaken by ACOMISA, a Lima-based environmental consulting company and continued in collaboration with Anddes Asociados S.A.C. (“Anddes”) is ongoing. The Baseline Study was expanded to include each of the Falchani Lithium Project and Macusani Uranium Project areas and now covers the affected areas belonging to the communities of Isivilla, Tantamaco, Corani, Chimboya and Paquaje, and Chacaconiza. This expanded Baseline Study was accepted by the Peruvian Government Agency SENACE (Servicio Nacional de Certificacion Ambiental) and built on previous environmental monitoring that was started by the Company in 2010 during the exploration phase of work. The Baseline Study has recently progressed into an EIA that includes community relations and impacts of future development, as well as flora, fauna, water, air and noise sampling and comprehensive archaeological studies. Restrictions put in place to mitigate COVID-19 in Peru may cause delays to the completion of the EIA as work had been put on hold during lockdown. However, some EIA activities continued in 2020, albeit at a slower pace.

The Falchani Lithium Project lies outside of the Corani-Macusani Area of Cultural and Archaeological Significance (“Archaeological Area of Interest”). Archaeological studies completed as part of our exploration program permitting and recent EIA study work have shown that to date, there are no sites of cultural or archaeological significance affecting the Falchani Lithium Project. The local landscape, landforms, higher elevation and rock weathering style at the project was not conducive for hosting, or preservation of, sites of archaeological significance. An overview of the results of the archaeological studies, including excavations available to date, is being prepared for presentation to the Ministry of Culture of Peru.

Social, Community and Environmental Impacts

An environmental study will be completed to fully understand the potential social and environmental impacts due to the implementation of the Falchani Lithium Project. The development of the Falchani Lithium Project will include the following green Initiatives:

•	Water Efficiency: Use of filtered tailings enables recycling of up to 90% of process water;
•	Environmental and Personnel Safety: Use of environmentally responsible dry stacking tailings technology;
•	Clean Energy Generation: The sulfuric acid plant on site produces sufficient clean energy to power entire process plant and provide excess power; and
•	Future development work to evaluate opportunities such as:

o	Electric mine fleet with excess clean energy storage on site;
o	Rainwater run off storage and additional water recycling; and
o	Low CO2 transport and logistics for consumables.

Capital and Operating Costs

A contractor-operated fleet has been adopted for the purposes of this Falchani Lithium Project and capital requirements relating to mining cover pre-site establishment. The capital cost estimate for the plant has been compiled based on a priced mechanical equipment list. Factors were applied to the equipment cost to derive costs for bulk materials, freight, installation and for Falchani Lithium Project indirects. Initial (phase I) capital estimates are identical for both the Base Case and Alternative Case. Quotations from suppliers have accounted for approximately 80% of total equipment costs. Non-process infrastructure costs relating to access roads and the TSF have been based on a study concluded by Vice Versa Consulting. The prepared estimate is classified by DRA Pacific as a Class 4 estimate with a +40% / -40 % accuracy, similar to an AACE International Class 4 (+50% / -30%) and deemed suitable for a PEA-level study. A 10% contingency, relative to total process plant cost and exclusive of non-process infrastructure, has been allocated to the direct and indirect costs. The contingency is a weighted average obtained by applying different contingency percentages, ranging from 7.5% to 20%, to the different cost elements of the capital estimate based on the level of detail of the quotes received. A 15% contingency allowance has been included for non-process infrastructure which is inclusive of the TSF and access roads.

A summarized version of the capital estimates over LoM has been presented in the table below and cover the Base Case. The initial capital outlay amounts to US$ 587m of which direct costs constitute 58% of total costs. Table 2-6 shows the capital cost summary for the Falchani Lithium Project by area presented in US$.

Table 2-6 Capital Expenditure – Base Case(1)

Area	Phase I (Initial), US$’000	Phase II, US$’000	Phase III, US$’000	Total Capital (LoM), US$’000
Mining Capital, Pre-strip	19,195	-	-	19,195
Process Plant, Direct Costs	341,486	273,189	546,378	1,161,053
Process Plant, Infrastructure	30,309	24,247	48,495	103,051
Process Plant, Indirect Costs	91,409	73,127	146,254	310,790
Process Plant, Contingency	50,952	40,762	81,524	173,238
Tailings and Bulk Infrastructure (incl. contingency)	53,618	7,321	112,113	173,049
Closure	-	-	-	30,000
Total Project Capital Cost	586,968	418,646	934,763	1,970,377
Note: Costs for closure capital have been estimated.

Note:

(1)	The amounts in this table have been rounded to the nearest whole number and as a result, the total capital amounts, including the Total Project Capital Cost, are subject to such rounding that is reflected in this table.

The operating cost estimate has been completed from a zero base and presented in US$. Costs associated with power, labour, materials, consumables and general and administration have been included in this estimate. A contractor-operated fleet has been adopted for the purposes of this Falchani Lithium Project.

The prepared estimate is classified by DRA Pacific as a Class 4 estimate with a +40% / -40 % accuracy, similar to an AACE International Class 4 (+50% / -30%) and deemed suitable for a PEA-level study. A contingency of 0% has been applied to the Falchani Lithium Project operating costs due to the level of scope definition. The overall operating cost estimate is presented in Table 2-7 for the Base Case. The breakdown shows all the costs associated with mine and plant operation covering costs for contractor mining, labour, power, maintenance, reagents, consumables and general administration. The reduction in unit operating costs, relative to phase I, are realised due to economies of scale. Key cost drivers for both options reside with the process plant of which reagents constitute the largest single cost category overall.

Table 2-7 Operating Costs – Base Case

Description	Unit	Phase I	Phase II	Phase III	LoM	% of Total (LoM)
Total Material Milled	tonnes	11,500,000	16,500,000	117,453,660	145,453,660	-
Lithium Carbonate Produced	tonnes	173,096	240,269	1,666,748	2,080,113
Mining Costs
Total Cost	US$’000	92,842	88,212	492,779	673,832	8
Mining Unit Cost	US$/t Milled	8.07	5.35	4.20	4.63	-
Mining Unit Cost	US$/t LCE	536	367	296	324	-
Processing Costs
Total Cost	US$’000	623,026	831,293	5,707,833	7,162,152	87
Process Unit Cost	US$/t Milled	54.18	50.38	48.60	49.24	-
Process Unit Cost	US$/t LCE	3,599	3,460	3,425	3,443	-
G&A Costs
Total Cost	US$’000	42,000	37,000	178,000	257,000	3
G&A Unit Cost	US$/t Milled	3.65	2.24	1.52	1.77	-
G&A Unit Cost	US$/t LCE	243	154	107	124	-
Tailings Disposal Costs
Total Cost	US$’000	10,335	14,828	115,261	140,425	2
Tailings Disposal Unit Cost	US$/t Milled	0.90	0.90	0.98	0.97	-
Tailings Disposal Unit Cost	US$/t LCE	60	62	69	68	-
Total Operating Costs
Total Operating Costs	US$’000	768,203	971,334	6,493,873	8,233,409	100
Overall Unit Operating Cost	US$/t Milled	66.80	58.87	55.29	56.60	-
Overall Unit Operating Cost	US$/t LCE	4,438	4,043	3,896	3,958	-

The financial evaluation presents the determination of the net present value (NPV), payback period (time in years to recapture the initial capital investment), and the internal rate of return (IRR) for the Falchani Lithium Project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production cost, and sales revenue. The analysis has been conducted in real terms with no consideration given to inflation or escalation of costs or prices over the life of the Falchani Lithium Project. The economic analysis is prepared on a 100% equity project basis and does not consider financing scenarios. An 8% real discount rate has been used in the analysis. An average throughput rate of 4,407,687tpa producing 63,034tpa of product is projected for the Base Case. Two pricing models, an approximate rounded three year trailing average price and a BMI forecast based price (battery grade lithium, FOB South America), have been assessed in the model.

The total capital cost over LoM is estimated to be US$ 1.97bn, inclusive of mine rehabilitation and closure costs, with an initial capital expenditure of US$ 587m allocated for phase I. Mining and processing costs are estimated to be US$ 324/t LCE and US$ 3,443/t LCE on average, respectively over LoM. General and administration costs begin at US$ 5m ramping up to US$ 9m and then tapering down to US$ 7m during the last year of production. The analysis has revealed a post-tax NPV of US$ 1.55bn with an IRR of 19.7% and post-tax payback period of 4.7 years based on a trailing average LoM price of US$ 12,000/t. The BMI price forecast model realises an improved Falchani Lithium Project value with a post-tax NPV of US$ 1.98bn with an IRR of 23.4% and post-tax payback period of 3.6 years. The outcomes of the analysis are summarised and presented in Table 2-8.

Table 2-8 Discounted Cashflow Summary – Base Case

Description	Units	Trailing Average LoM Price US$ 12,000/t	BMI LoM Price Forecast
Financial Outcomes (PRE-TAX)
NPV (8%)	US$ ‘000	2,712,690	3,374,013
IRR	%	24.2	28.9
Payback Period (undiscounted)	years	4.3	3.2
Financial Outcomes (POST-TAX)
NPV (8%)	US$ ‘000	1,554,461	1,978,007
IRR	%	19.7	23.4
Payback Period (undiscounted)	years	4.7	3.6

A sensitivity analysis, as shown in Figure 6, has been conducted assessing the impact of variations in capital cost, operating cost, LC selling price and reagent pricing (lime, limestone and sulphur). Each variable is assessed in isolation to determine the impact on NPV and IRR.

Figure 6 Sensitivity Analysis Summary – Base Case

The Alternative Case represents less than 50% of the combined Falchani and Ocacasa 4 concession. The Alternative Case shares the identical initial capital outlay as per the Base Case while realizing a reduction in LoM capital requirements due to the reduced throughput and plant capacity. The economic outcomes of the Alternative Case are presented in Table 2-9. An average throughput rate of 2,421,780tpa producing 33,842tpa of product is projected for the Alternative Case. As with the Base Case, two pricing models, a three-year trailing average price and forecast based price, have been assessed in the model. The analysis has revealed a post-tax NPV of US$ 844m with an IRR of 18.8% and a post-tax payback period of 4.6 years based on a trailing average LoM price of US$ 12,000/t. The BMI price forecast model realises and improved Falchani Lithium Project value with a post-tax NPV of US$ 1.14bn with an IRR of 23.0% and a post-tax payback period of 3.6 years.

Table 2-9 Discounted Cashflow Summary – Alternative Case

Description	Units	Trailing Average LoM Price US$ 12,000/t	BMI LoM Price Forecast
Financial Outcomes (PRE-TAX)
NPV (8%)	US$ ‘000	1,514,083	1,972,281
IRR	%	23.5	28.7
Payback Period	years	4.2	3.1
Financial Outcomes (POST-TAX)
NPV (8%)	US$ ‘000	843,766	1,144,548
IRR	%	18.8	23.0
Payback Period	years	4.6	3.6

A summary of the life of mine cash flows for Base Case and Alternative Case are presented in Table 2-10 and Table 2-11, respectively.

Table 2-10 Discounted Cashflow – Base Case

Table 2-11 Discounted Cashflow – Alternative Case

Falchani Ongoing Exploration & Development Work

Exploration work including trenching and sampling started in the Quelcaya village area where new occurrences of Li-rich rocks were initially reported in 2019. The recent prospecting and mapping activities demonstrate that the new lithium occurrences in the vicinity of the Quelcaya village are more extensive than initially modelled. These results were released May 20, 2021, and additional prospecting and mapping work continues.

As announced August 24, 2022, hydrology drilling has commenced with a 10-hole diamond drill program that is part of the environmental work required for a pre-feasibility study on the Falchani Lithium Project with the initiation of an EIA with SRK Peru.

Exploration and development work is currently being planned and permitted to support extension/in-fill drilling at the Falchani lithium deposit and initial exploration drill testing of three new lithium target areas at Quelcaya. Final permits for the Quecaya exploration area were received May 5, 2023, with Falchani permits expected shortly thereafter.

Local affected community acceptance and approvals have been granted and archeological and environmental sampling work has been completed. The Falchani drill program is planned to commence following receipt of exploration permits from Peruvian authorities, expected shortly.

Substantial processing work continues at ANSTO Minerals in Australia. This work is focused on unlocking the by-product potential of SOP and cesium, which are present in significant quantities in the Falchani lithium mineralization, with the ability to incorporate SOP already showcased and reported on.

Macusani Uranium Project – Peru

The description in this section of the Macusani Uranium Project (the “Macusani Uranium Project”) is based on the Macusani Uranium Project’s technical report: “Macusani Project, Macusani, Peru, NI 43-101 Technical Report – Preliminary Economic Assessment”, with an effective date of January 12, 2016 (the “Macusani Technical Report”), together with certain updates since the date of the Macusani Technical Report. The report was prepared for us in accordance with NI 43-101 by Mr. Michael Short BE (Civil Eng), CEng FIMMM, FAusIMM(CP), FIEAust CPEng, and Mr. Thomas Apelt BEng, PhD (Chem Eng), CEng MIChemE, MAusIMM(CP) of GBM; Mr. David Young BSc (Hons), FGSSA, FSAIMM, FAusIMM, Pr Sci Nat, of TMC; and Mr. Mark Mounde B.Eng., CEng MIMMM, of Wardell Armstrong International Limited; all QPs within the meaning of NI 43-101. The following description has been prepared under the supervision of Ted O’Connor, Executive Vice-President and Technical Advisor of the Company who is a QP within the meaning of NI 43-101 but is not independent of us. All currencies used in this summary of the Macusani Technical Report are in United States dollars unless otherwise noted.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the Macusani Technical Report, except as such qualifications, assumptions and exclusions may be modified in this AIF. We recommend you read the Macusani Technical Report in its entirety to fully understand the Macusani Uranium Project. You can download a copy from Plateau’s SEDAR profile (www.sedar.com).

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA described in this section is preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors.

Macusani Uranium Project Description, Location and Access

Following the acquisition of Plateau, the Company has several uranium prospects on the Macusani Plateau with concessions being held by Plateau’s Peruvian operating company subsidiary, Macusani, formerly Global Gold and Minergia S.A.C. (“Minergia”). Macusani Yellowcake Inc. and Azincourt Uranium Inc. (“Azincourt”) announced in September 2014 that they had completed the acquisition by Macusani Yellowcake Inc. of Azincourt’s adjacent uranium properties located on the Macusani Plateau. Under the terms of the transaction, Macusani Yellowcake Inc. acquired 100% of Azincourt’s Peruvian subsidiary, Minergia. Arising from this transaction, there was a consolidation of mining concessions within the MPA. Macusani Yellowcake Inc. has been actively exploring in the Macusani area since 2007, and on April 30, 2015, Macusani Yellowcake Inc. changed its name to Plateau Uranium Inc. The main properties considered in the Macusani Technical Report are the Colibri, Kihitian and Isivilla complexes (collectively, the “Complexes”) which are located in southeastern Peru approximately 650 km south east of Lima and 20 km northwest of the nearby town of Macusani.

From an internal government administration arrangement, Peru is divided into 24 “Departments”, each of which is subdivided into provinces and districts or regions. The Plateau concessions are located in the Carabaya Province which is a province of the Department of Puno in the south-eastern part of Peru. The Carabaya Province is divided into ten districts or regions. It is bounded to the north by the Madre de Dios Region, on the east by the Sandia Province, on the south by the provinces of Azángaro, Melgar and Putina and on the west by the Cusco Region. The capital of the province is Macusani.

The Macusani Uranium Project is approximately 650 km southeast of Lima and the Interoceanica Highway passes directly to the east. The Interoceanica Highway is a system of sealed roads that link the ports of San Juan and Ilo, on the western coast of Peru, to the western region of Brazil, via the Andes. The nearest towns to the Macusani Uranium Project are Macusani, 25 km to the southeast of the Macusani Uranium Project area, and Corani, 14 km to the northwest of the Macusani Uranium Project. Two unpaved roads connect the Macusani Uranium Project to the Interoceanica Highway, one via Tantamaco, and the other via Macusani. This highway links up to regional logistics infrastructure, including the national road network, Juliaca and other airports, and Ilo (Callao) shipping port.

The closest airport to the Macusani Uranium Project area is Juliaca, situated approximately 220 km to the south. This airport is in good condition and receives numerous daily flights from Lima and Cusco. There are currently no electricity supplies or telephone communication networks in any part of the concession areas besides those supplying the villages of Tantamaco and Isivilla, and there are high voltage mains adjacent to the Macusani Uranium Project. The Macusani Uranium Project includes the mining concessions listed below.

Table 3 Mining Concessions

The main legislation governing the mining sector is the General Mining Law of Peru gazetted in June 1992 with subsequent amendments. Concessions are granted by the MEM for exploration, exploitation, beneficiation, auxiliary services and transportation. No concession is required for reconnaissance, prospecting or trading. A mining concession grants its holder the right to explore and exploit minerals within its area and the key characteristics include:

•	Concessions are exclusive, freely transferable and mortgageable;
•	Location is based on a UTM grid system of minimum 100 ha to 1,000 ha;
•	Granted on a first-come, first served basis;
•	Indefinite term but with restrictions and an objective based criteria;
•	Single annual fee payable. Fee structure based on scale of operations and duration of ownership; and
•	Access to the property must be negotiated with surface landowners.

Macusani successfully applied for injunctive relief on these 32 concessions in a court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeal will be considered by a higher court tribunal in due course and is anticipated to be heard in 2023. If American Lithium’s subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani’s title to the 32 concessions could be revoked.

Please refer to the Cautionary Note Regarding Concessions section included in this AIF and wording in the Falchani section above which contains details on the Process relating to 32 of the Macusani concessions.

The properties comprising the Macusani Uranium Project are currently not subject to any royalties and it is not yet defined in Peruvian legislation whether a government royalty would be payable, nor its value for uranium extraction. Peruvian royalties are an administrative charge that would be payable to the Puno Department for extracting uranium that is sold. The law with respect to other metallic and non-metallic mineral resources allows the deduction of certain costs and expenses such as indirect taxes, insurance, freight, among others and royalties may be considered for tax purposes as a cost of the mineral that is sold. Part of the transferal of the Corachapi property to Global Gold was the assumption of a pre-existing net smelter royalty obligation of 1% of gross proceeds less milling costs to Mining Investments Limited by Contact Uranium Limited (“Contact Uranium”). Additionally this concession is currently outside of the Macusani Technical Report.

History

Macusani Yellowcake Inc. was a Canadian uranium exploration and development company that had been actively exploring on the Macusani Plateau since 2007. The company was incorporated in November 2006 and owned a 99.5 % interest in the Peruvian concessions of Global Gold. Macusani Yellowcake Inc. acquired additional properties through the acquisition of Contact Uranium/Ram Resources’ concessions in June 2009, and Solex Resources Corp/Frontier Pacific Mining Corporation’s concessions in June 2012. In 2007, Cameco Corporation (and its wholly owned subsidiary Cameco Global Exploration Limited) (“Cameco”) entered into a joint venture with Vena with the objective of jointly exploring for uranium in Peru. Minergia was formed as the joint venture vehicle, with Cameco providing the funding and Vena undertaking the exploration management. The ownership was founded on 50 % shareholding in favour of each party. Azincourt entered into a definitive share-purchase agreement with joint-venture partners Cameco and Vena to acquire full ownership of Minergia, with the acquisition being completed in January 2014. Macusani Yellowcake Inc. and Azincourt announced in September 2014 that they had completed the acquisition by Macusani Yellowcake Inc. of Azincourt’s adjacent uranium properties located on the Macusani Plateau. Under the terms of the transaction, Macusani acquired 100% of Azincourt’s Peruvian subsidiary, Minergia. Arising from these transactions, there was a consolidation of mining concessions. In April 2015, Macusani Yellowcake Inc. changed its name to Plateau Uranium Inc.

In 1975, uranium and nuclear activities in Peru were placed under the control of the Instituto Peruano de Energia Nuclear (“IPEN”). A five-year exploration plan (1976-1981) was initiated with the aim of identifying and developing resources in the country.

The Macusani east area was the most studied area in southern Peru by IPEN. After IPEN discovered the first 60 uranium showings in 1978, systematic radiometric prospecting and trenching were carried out over an area of approximately 600 km2, culminating in the discovery of numerous additional uranium showings. From mid-1977, a long-term United Nation Development Programme/International Atomic Energy Agency (UNDP/IAEA) project was initiated consisting of regional reconnaissance over selected areas. The results of most of the work were negative except for those from a car-borne radiometric survey of the Puno Basin where a significant discovery was made near Macusani in the southern Cordillera Oriental, north of Lake Titicaca. Anomalies were found in the volcanic and interbedded sediments of the Upper Tertiary age Macusani volcanics and the Permian age Mitu Group. In the same exploration phase, additional anomalies were located to the south southwest near Santa Rosa in Tertiary age porphyritic rhyolites and andesites. These (and other discoveries in the Lake Titicaca region) concentrated the exploration in the area. A helicopter spectrometric survey of selected areas was completed in 1980 in Muñani, Lagunillas and Rio Blanca as an IAEA/IPEN project and a fixed wing survey was completed in an adjacent area by IPEN. Numerous uranium anomalies were discovered.

The Corachapi complex covers the largest radiometric anomaly that was outlined by IPEN during its work in the 1980s. A ground-based radiometric survey was undertaken to guide the drilling over these anomalies. Initial exploration was by means of samples collected from 77 trenches cut across the strike of mineralization at 50 m to 100 m intervals. Contact Uranium undertook a drilling campaign beginning in 2007 which comprised some 193 diamond drill holes. Global Gold subsequently drilled a further 26 drill holes. All holes were drilled to a depth of approximately 50m, bringing the current status of drilling to 11,818m from 219 drill holes. TMC prepared a mineral resource estimate based on those drill holes for which completed analytical data was available, totaling 210 holes.

Global Gold delineated potential uranium anomalies through a combination of regional geological understanding and surface radiometric data from the work of IPEN in the 1970s and 1980s. A ground radiometric survey was completed over the complex in 2007. The reading of anomalous values over an area of 4 800m by 600m peaked at 10 000 counts per second (cps). Global Gold then undertook structural mapping which assisted the structural understanding of the area. A diamond drilling program was initiated in April 2007 on the target area identified by the ground radiometric anomalies. The initial drilling focus was on Colibri II & III, and subsequently extended onto Tupurumani, and to date 127 diamond drill holes have been drilled.

During the IUREP (defined below) project, trenching and limited underground adits were developed at the Chilcuno Chico deposit within the Kihitian complex. Contact Uranium did not undertake any exploration work. After acquiring the concession from Contact Uranium, Global Gold undertook a ground-based radiometric survey to guide the exploration drilling. The adits at Pinochio were resampled and drilling was undertaken at the Chilcuno Chico and Quebrada Blanca deposits and by August 2012, 8104m had been drilled. Minergia undertook drilling on the Tantamaco and Tupurumani Deposits on the basis of the results of ground radiometric surveys.

The Calvario I and Puncopata deposits fall within the Triunfador I mining concession. This concession was explored extensively by Solex Resources Inc. (“Solex”), between 2000 and 2012. Solex undertook drilling campaigns at the Calvario I and Puncopata deposits which comprised 92 diamond drill holes. During Solex’s exploration campaign, they undertook an airborne radiometric survey. This exploration data has been incorporated into the recent drilling work and in combination forms a basis for the mineral resource estimates for the Calvario I, Puncopata, Calvario Real and Isivilla deposits described within this report. A total of 36 core boreholes were drilled at Isivilla and Calvario Real within the Lincoln XXXI mining concession. Initial exploration work for the Calvario II deposit was undertaken by Solex. The drilling was undertaken by Frontier Mining, a joint venture between Frontier Pacific and Solex. A total of 32 drill holes from 8 platforms were drilled at the Calvario II deposit, totalling 2 433 m. Exploration at the Calvario III deposit was undertaken by Solex, and encompassed the drilling of 85 diamond drill holes on 23 platforms, totalling 5,425 m. In 2006, Vena drilled 8 diamond drill holes at the Nueva Corani deposit, totalling 679 m. From 2007 to 2010, Minergia drilled 48 diamond drill holes at Nueva Corani totalling 6,282 m. The exploration database for the Corani complex comprises lithological, sampling, topographical and drill hole survey data. All drill hole and topographic surveys were assumed to be based on PSAD56. A high resolution topographic survey of the area was available. To date, a total of 174 diamond drill holes have been drilled over the Complex totalling 14,628 m.

Previous exploration on the Agaton, Sayaña West and Sayaña Central deposits was conducted by Solex through drill hole drilling. On Agaton, a total of 52 drill holes from 12 platforms were drilled, totaling 2,300 m of drilling. The Sayaña West drilling program comprised 34 drill holes drilled from 9 platforms. A total of 2,245 m of drilling was completed. Drilling on Sayaña Central concluded with a total of 94 drill holes totaling 8,465 m being drilled. These were drilled from 26 platforms. Agaton, Sayaña West and Sayaña Central database includes collar, survey, lithological and assay data.

Geological Setting, Mineralization and Deposit Types

A common geological feature of most mountainous belts in the world is that they are usually structurally and stratigraphically complex. In the Puno region of Peru mainly Paleozoic sediments (520-250 Ma old) that were formed on the western Brazilian Craton have been highly deformed by thrusting and folding due to the westward movement of the South American tectonic plate (Brazilian Craton) over-riding the Pacific tectonic plate (Nazca Plate) along the western margin of the Americas over the last ±150 Ma. This occurred with the breakup of the Americas from the African and European continents, and the development of the Atlantic Ocean. The tectonic history has led to the older sediments being bounded by westward dipping thrusts, intense folding and intrusions of dykes, batholiths and being affected by volcanic activity at various times. The Andes represents a large anticlinorium complicated by a series of faults and intrusions, with the flanks of this superstructure are made up of the coastal Mesozoic and eastern Palaeozoic belts. The Andes represent the Late Tertiary and Quaternary rejuvenation by block faulting of an eroded early Tertiary folded mountain range which occupied the axis of Palaeozoic and Mesozoic geosynclines. Topographically the mountains consist of a central dissected plateau, the Intermontane Depressions and Altiplano enclosed by narrow ranges, the western Cordillera and the eastern Cordillera.

In the area of interest, late Tertiary tuffs, ignimbrites and associated sediments are preserved in a northwest-southeast trending graben. Much of the Early Tertiary and Mesozoic cover was eroded prior to deposition of the pyroclastics so they were deposited in part directly on the Palaeozoic rocks including Late Palaeozoic intrusives and extrusives. The known uranium occurrences in the Macusani region identified by International Uranium Resources Evaluation Project Mission (“IUREP”) are associated with these Pliocene and Miocene epoch Quenamari Formation tuffs, ignimbrites and interbedded sediments. Other uranium mineralization was indicated by IUREP to be hosted in acidic volcanic rocks of rhyolite composition that cover large areas of the Macusani Plateau in horizontally bedded formations from surface to a depth of about 100 m but these appeared to be lenticular or confined to fracture zones. The geological map of the area indicates that the area of interest is underlain by rocks of the Neogene Period, Quenamari Formation (dated between 22.5 Ma to 1.8 Ma). The youngest rocks (Pliocene Epoch) are known as the Yapamayo Member and these outcrop over most of the Macusani Uranium Project area. The older Sapanuta and Chacacuniza Members (Miocene Epoch) underlie the Yapamayo Member. Subdivision of the members into units reflecting separate eruptions was not completed by Global Gold’s geologists.

The host rocks and potentially economic material (“PEM”) are composed of an acidic tuff with pyroclasts of size 60 mm to sub-macroscopic. The main minerals constituting the tuff are quartz, orthoclase and plagioclase in a groundmass of amorphous glass. Crude bedding is evident in some outcrops, and is based on “strata” containing larger and smaller pyroclasts. Overall the uranium mineralization is interpreted to be hosted in a flat dipping acidic tuff. Uranium mineralization is observed in these pyroclastic host rocks, and at a local scale is found concentrated along fractures and disseminated into the surrounding host rock. Zones in which the uranium mineralization (either fracture and / or dissemination) is more concentrated, are identifiable by analysing uranium distribution profiles in drill hole core, and are occasionally observable in outcrop. These mineralized zones, referred to locally as “Mantos”, typically have a horizontal or sub-horizontal orientation, and can vary from several metres to tens of metres in thickness. Various samples of rhyolite outcrop with differing amounts and styles of mineralization were taken on the 2008 and 2011 site visits, from the Colibri complex and Kihitian complex respectively, and analyses via optical petrography and under a scanning electron microscope were undertaken. The visible uranium mineralization present was found to be in the form of meta-autunite [Ca(UO2)2(PO4)2.6-8H2O], a bright yellow mineral. No other forms of uranium mineralization were identified and a black amorphous mineral, sometimes associated with the meta-autunite and previously considered to be pitchblende, was found to be a manganese oxide of the romanechite-cryptomelane-hollandite group. The biotite present was found to be a primary constituent of the acid volcanic, and not a product of subsequent alteration. The petrography of the samples analyzed indicates that the acid volcanics (crystal lapilli tuffs) can have varying composition from rhyolite to dacite to latite which supports the likely presence of stratigraphic layering of the volcanic pile. The style of mineralization within fractured acidic pyroclastics is not a common form of uranium mineralization. The main uranium mineral present is meta-autunite concentrated as disseminations and sometimes massively along fractures. Hence the exploration is based on ground radiometrics followed by evaluation drilling over the potential host rocks of the mineralization.

Exploration

Uranium exploration activities in Peru were initiated on the back of the work of IPEN in the 1970s and 1980s. Uranium anomalies were found near Macusani in the Upper Tertiary volcanics and the Permian Mitu Group by the UNDP/IAEA project. The typical exploration rationale for the Macusani region involves the delineation of potential uranium anomalies through a combination of regional geological interpretation and surface radiometric techniques in order to delineate targets for further investigation through drilling. Global Gold conducted ground-based radiometric surveys from a hand-held scintillometer over large portions of its properties (including Colibri II & III and Kihitian; and supported by the previously drilled data from Triunfador I by Frontier Pacific) as a guide for its drilling programs.

During 2006 and under the management of Vena, radiometric readings from a hand-held scintillometer at 1 785 individual stations as well as 564 Alpha cup readings of radon gas were collected from their concessions. In addition, 44 surface samples were collected from various IPEN showings for target identification and 169 petrographic samples were prepared and examined. In 2007, Minergia collected 10 301 additional radiometric readings at various concessions in the Macusani area for target identification. In addition, 14 petrographic samples were prepared and examined. The 2009 - 2010 drilling campaign resulted in the completion of 65 additional drill holes and a total of 12,316.8 m of drilling. In addition, 155 petrographic samples were prepared and examined. The 2011 drilling campaign resulted in the completion of 62 additional core holes for a total of 11,107 m. The total amount of drilling undertaken on the Minergia properties since 2006 is 232 core holes for a total of 37,958 m. The current areas explored via drilling and sampling that have allowed delineation of mineral resources are relatively small compared to the total mining concession footprint that is underlain by the Quenemari Formation rocks. Further radiometric surveys and geological interpretations of the un-explored mining concession areas are required to delineate potential additional targets for drilling and sampling.

Drilling

The drilling in the Complexes over the deposits was mainly done from a series of platforms, with anything from five to nine drill holes being drilled radially from each platform due to drill site access limitations. Some deposits, for example Tantamaco and Corachapi, were drilled from a series of regularly spaced drill lines of single holes.

Corachapi complex

Diamond drilling was initiated in 2007 by Contact Uranium over the Corachapi complex, on target areas identified by ground radiometric surveys. Contact Uranium drilled 193 drill holes amounting to a metreage of more than 10,000 m. Global Gold drilled an additional 26 drill holes bringing the total drilling to 11,818 m from 219 drill holes as detailed in Table 3-1 below.

Table 3-1 Drilling Summary – Corachapi complex

The results of 210 of these 219 holes were employed in the estimation of the Corachapi mineral resources.

Colibri complex

The mineral resources for the Colibri II & III and Tupuramani deposits are based on 149 diamond drill holes, which represent some 12,673.2 m of drilling from 32 platforms. The drilling statistics are shown in Table 3-2 below.

Table 3-2 Drilling Summary – Colibri complex

The mineralization is interpreted to be constrained by flat lying zones which dip gently to the northeast, and as a result the orientation of drilling relative to the mineralization is different in each direction. This was accounted for in the mineral resource estimates by calculating composites which are of equal length relative to the plane of the mineralized zone.

Kihitian complex

Diamond drilling programs were initiated in 2007 by Global Gold over the Chilcuno Chico and Quebrada Blanca deposits and by Minergia over the Tantamaco and Tuturumani deposits, on target areas identified by ground radiometric surveys. Global Gold drilled 136 drill holes and Minergia drilled 139 drill holes. The drilling summary is shown in Table 3-3.

Table 3-3 Drilling Summary – Kihitian complex

Isivilla complex

The original drilling program for the Puncopata and Calvario I deposits was undertaken by Frontier Pacific. A total of 96 diamond drill holes have been completed from 5 and 13 platforms at the Puncopata and Calvario I deposits respectively. Within the Calvario I deposit, a total of 58 validated drill holes were accepted by Global Gold. Within the Puncopata deposits, a total of 34 drill holes were accepted. The Calvario Real prospect was evaluated through 1,628 m of drilling in 9 drill holes. The drilling summary is shown in Table 3-4.

Table 3-4 Drilling Summary – Isavalla complex

Prior to 2011, only minimal drilling of the Isivilla deposit comprising 7 drill holes totalling 617 m had been carried out. In 2011, a total of 2,980 m was drilled through 20 additional holes. This drilling identified mineralization that stretches through the southern and central parts of the Isivilla prospects from surface to a depth of 80 m.

Corani complex

Diamond drilling programs were initiated in 2006 by Vena at the Nueva Corani deposit, totalling 679 m, then from 2007 to 2010 by Minergia, drilling 48 diamond holes totalling 6,282 m. The drilling on the Calvario II and Calvario III deposits was undertaken by Frontier Mining. The drilling summary is provided in Table 3-5.

Table 3-5 Drilling Summary – Corani complex

Sayana Complex

Diamond drilling programs were conducted by Solex over the Agaton, Sayaña West and Sayaña Central deposits. A total 180 drill holes were drilled as detailed in Table 3-6.

Table 3-6 Drilling Summary – Corani complex

Sampling, Analysis and Data Verification

The data which informs the mineral resource estimates can be grouped into three populations with respect to the sample preparation, analyses and security protocols. The first population of data is that which has been generated exclusively through the exploration efforts of Global Gold. The second population is that which has been generated through the exploration of Minergia, and acquired by Plateau in the merger between Macusani Yellowcake Inc. and Azincourt. The third population is that data which was obtained through the merger with Contact Uranium. Contact Uranium was the predecessor of RAM Resources Limited (“Ram Resources”). Macusani Yellowcake Inc., through Global Gold, acquired the concessions from RAM Resources. The concessions were transferred to Global Gold on 18 June 2009. The description of the sample preparation, analyses and security protocols have thus been grouped in the same way.

Global Gold Data

The sample preparation, analysis and security protocols for the Global Gold data are pertinent to the Colibri II & III, Tupuramani, Chilcuno Chico and Quebrada Blanca deposits included in this section. Sampling was from the whole core over the entire length of the drill hole. Individual samples varied from a minimum of 0.25 m to a maximum of 2.0 m with a mean of 0.9 m. Selection of the length to sample was based on visual observation of the mineralization and assisted by radiometric measurements. Core from these deposits was scrutinised on the 2010 and 2013 visit, and in both cases the quality of the core recovered was very good. Sample preparation occurred on site at a mobile field station which was located close to the drill rigs and relocated periodically. Once logged and photographed, the entire core identified for sampling was placed into a sampling bag. Sample depths were recorded together with a basic geological description on a sampling reconciliation log. This log was later captured into an Microsoft Excel spreadsheet. Quality control samples in the form of standards were inserted at the permanent field office located in the village of Isivilla. These standards, as well as others, were prepared by Global Gold and certified by ALEPH Group & Asociados S.A.C., Metrologia de las Radiaciones by having check analyses of the standards completed at the CIMM laboratories in Lima. Sample preparation and analysis was carried out through the CIMM Laboratory - Lima. The procedures described below are true for approximately 78 % of the sample database, the remainder of which (22%) were processed at SGS Laboratory - Lima.

CIMM Preparation Laboratory (Juliaca)

The samples were weighed on delivery and given a laboratory code. Drying was completed over a 12 hour period at 100ûC. Crushing was done by two jaw crushers; the first to 6 mm and the second to 2.5 mm. Crushing was completed when the sample was 100% <2.5 mm. CIMM standards were entered into the stream after the first jaw crusher. The jaw crushers were flushed with quartz material; some of which were sent to the Lima offices for analysis on a regular basis. One certified reference material, one blank sample and two duplicate samples were incorporated into each batch of 50 samples delivered to CIMM for laboratory analytical quality assurance and control (QA/QC). These results were given to Global Gold on the analysis certificates. After homogenisation, the crushed sample was riffle split to an approximate 250 g sample that was pulverised by a ring mill. The ring mill was flushed after approximately every five samples or if there was a marked colour change in the crushed material. The preparation facility strives to have the pulverised material at 85% <200 mesh grain size. The jaw crushers, riffles and ring mills are all cleaned with compressed air and are located within sub- housings to keep contamination to a minimum. The pulverised material was entered into the LIMS system and the sample was manually homogenised. Wet samples were dried before an approximate 0.20 g aliquot (±0.02 g) sample was spooned out and digested with a mixture of HCl+HNO3+HF+HClO4 acid over a period of 8 hours. The bottles of digested material and acid were dispatched to the CIMM laboratory in Miraflores, Lima.

CIMM Laboratory (Lima – Callao)

The concentration of uranium was read from the acid digested liquid by inductively coupled plasma - mass spectrometry (ICP-MS) for abundances of 0.05 ppm to 10 000 ppm (1%). Any results greater than 10 000 ppm were re-analyzed via inductively coupled plasma - optical emission spectrometry (ICP-OES). The latter instrument would require a new acid digest to be completed on an aliquot of 0.25 g. The ICP-MS and ICP-OES equipment is calibrated daily with three appropriate standards.

SGS Laboratories

In the early stages of exploration, samples were prepared and analyzed at SGS Laboratories in Lima. At SGS, the core samples undergo two-stage crushing (6 mm and 2 mm), homogenisation and a 250 g riffled representative sample is taken. This 250 g sample is pulverized until 95 % passes a 140 mesh grain size. A 20 g aliquot of pulverized sample is taken and digested in three stages; firstly by HNO3+HClO4 acid, secondly with HF acid and lastly with HCl acid. The concentration of uranium is read from the acid digested liquid by ICP-MS for abundances of 0.1 ppm to 10 000 ppm (1%). It is noted from the SGS analytical certificates that the only QA/QC completed by SGS is duplication of approximately 10 % of the samples delivered. Neither standards nor blanks are routinely employed by SGS. Global Gold inserted standards, blanks and duplicates into the sampling streams, in addition to the QA/QC samples employed by both the SGS and CIMM laboratories themselves. The Macusani Technical Report contains the overall statistics for the QA/QC samples. A total of 4,550 QA/QC samples were submitted, representing 13% of the total.

Solex Data

The sample preparation, analysis and security protocols for the Solex data are pertinent to the Calvario I, Puncopata, Calvario II, Calvario III, Sayaña West, Sayaña Central and Agaton deposits. TMC has not observed the sampling methodology employed by Solex. However, Solex’s Calvario I summary (Solex Resources, Drilling Report for the Triunfador Project. Internal unpublished Report, page 27 (the “Solex Data”)) indicates that full core sampling was done, at least for the 72 holes drilled in 2006 and 2007. The lithology in which the Solex drilling was undertaken is the same as that which Global Gold had drilled though in generating their exploration data. TMC considers that it is likely that the sample recovery would have been acceptable. The sample quality is also likely to have been acceptable, as whole core sampling was undertaken. TMC has not observed any of the sample preparation, assaying or analytical procedures undertaken for the Solex Data. TMC has had access to the electronic archive, and scans of drill hole logs indicate that for each drill hole, the following work was undertaken / recorded:

•	Detailed sample, lithological descriptions;
•	Core recovery;
•	Core angle;
•	Count per second scintillometer results at 5 cm increments; and
•	Core photographs.

It is understood that the samples were analyzed by ALS Chemex, Vancouver. Five scanned assay certificates have been retained by Global Gold, which confirm this. Limited information on the sample preparation, security and analytical procedures undertaken by Solex is available. The analytical results from Solex should therefore be treated with caution. TMC is of the view that the analytical data is only suitable for informing mineral resource estimates in the Inferred category, provided other evidence for the mineralization can be identified. TMC recommends that Global Gold undertake a modest validation drilling program in order to validate the dataset more comprehensively, and enable their use in the Measured and/or Indicated mineral resource categories, as was completed for the Corachapi deposit.

Minergia Data

The sample preparation, analysis and security protocols for the Minergia data are pertinent to the Tantamaco, Tuturumani, Isivilla, Calvario Real and Nueva Corani deposits. They are based on descriptions by Henkle W.R. Jr. (the “Henkle Report”) and a QA/QC report prepared by Cuba and Del Carpio. Half core sampling was carried out with individual sample lengths varying from a minimum of 0.25 m to a maximum of 2.0 m. Selection of the length to sample was based on visual observation of the mineralization and assisted by radiometric measurements. Prior to the logging of the drill holes a technician checked the core boxes to make sure that there were no errors in the depth indicators that were inserted after every drill run. The core recovery in each drill interval was then calculated and the box labels were checked as being correct and legible before the core was handed over to be logged and sampled. No information on core recovery is provided by the Henkle Report. During sample cutting by a diamond saw and bagging, care was taken to appropriately represent the correct length from which the core was sampled. During the core logging process, which includes scintillometer measurements, fluorescent screening and geological evaluation, the logging geologist marked the sections of core to be assayed and flagged the higher grade sections of core to be manually split. This was in order to minimize potential mineral grain loss during routine core sawing which uses water as a coolant. Drill samples for assay were taken by cutting the drill core longitudinally with a diamond saw and the mud from the cutting operation was placed in the appropriate sample bags. Before shipment of samples to the CIMM sample preparation laboratory in Juliaca, a record of each consignment, sequence numbered samples, catalogues and details of each shipment were kept. The samples were secured with security seals and sent after sample transport requisition protocols had been followed. The samples were accompanied by a Minergia geologist, and the CIMM personnel receiving the samples confirmed that the number of samples corresponded to the sample submission form.

Minergia inserted standards, blanks and duplicates into the sampling batches analyzed at the CIMM laboratory. A total of 1,044 QA/QC samples were submitted, however, there are a number of QA/QC samples for which there are no analytical results or incomplete data has been provided. These samples have been excluded from the QA/QC dataset. Of the 1,044 samples, only 548 representing 4% of total samples analyzed are considered suitable as QA/QC data. Although the analytical methods and protocols for the samples sent to CIMM were not verified by the QP, the descriptions given by the Henkle Report match what was observed by the Young Report (2011) and, as such, are accepted. Based on the sample preparation and analytical protocols employed at CIMM, and the sample security protocols described by Minergia, these attributes can be stated as adequate for the estimation of mineral resources. The error deviation indicates the slight under-reporting by CIMM is not material to the reporting of Indicated and Inferred mineral resources, but may preclude the reporting of Measured mineral resources.

Data Verification

Corachapi complex

Data verification procedures and results for the Corachapi complex and the Colibri complex are documented in Young Report (2011). As these mineral resources are unchanged, the specific information relating to the data verification can be located in this reference.

Kihitian complex

TMC has visited the Chilcuno Chico and Quebrada Blanca deposits and the authors of the Henkle Report undertook a visit to Tantamaco. TMC is of the view that on the basis of the descriptions in the Henkle Report, and our review of the exploration data, it would seem reasonable to interpret that these deposits have the same geological setting and mineralization characteristics as those already modelled by TMC. TMC has therefore relied on the data verification undertaken by the authors of the Henkle Report, in addition to requesting that independent samples analyses be carried out. Henkle and Associates verified the locations of select diamond drill holes. Henkle and Associates reviewed structural and lithological features both in outcrop and in the various core samples, and the lithological descriptions of the core with the geologists who logged it. They were satisfied that the descriptions were sound. They also reviewed the sample selection and security procedures with the field geologists and exploration management and were satisfied as to their adequacy. Henkle and Associates reviewed the data accumulated by Minergia as well as that collected during the site visits. A check analysis program was instituted as part of its data validation and 159 samples of pulps and rejects were taken together with standards, duplicates and blanks and sent them to the Saskatchewan Research Council laboratory in Saskatoon, Canada. The comparison of the Saskatchewan Research Council results with the CIMM laboratory indicates that there is an acceptable correlation between the laboratories. TMC requested that duplicate analytical checks on 22 randomly selected duplicate crushed core rejects, from Tantamaco and Tuturumani be completed. The re-analysis of samples is not intended as a QA/QC measure, but rather as a check that uranium mineralization is present in similar abundances as is indicated in the sample database, as a means of testing the database for errors as well as ensuring that the tenor of mineralization exists. A reasonable co-incidence between sample result and re-analysis is illustrated.

Isivilla complex

David Young and Stewart Nupen visited only the Calvario I deposit within the Triunfador concession (Solex Data) in March 2013. The collar locations of two drill holes were observed and independent samples taken from Global Gold’s storage facility in Macusani. No core or outcrop was examined. No site visits have been made to the Calvario Real and Isivilla deposits (Minergia data) and reliance is placed on the recent visit to the deposits in the Henkle Report. No site visit has been made by TMC to the Puncopata deposits. Henkle and Associates reviewed structural and lithological features both in outcrop and in the various core samples, and the lithological descriptions of the core with the geologists who logged it. They were satisfied that the descriptions were sound. They also reviewed the sample selection and security procedures with the field geologists and exploration management and were satisfied as to their adequacy. TMC has not reviewed any geological information for the Solex Data in this mining concession. The outcrops noted in the brief visit to Calvario I indicate it is underlain by similar rhyolite lavas to the other deposits. In 2013, TMC visited Global Gold’s storage facility in Macusani, and selected 14 sample bags containing reject crushed core sample material for re-analysis. In 2015, a total of 15 samples were selected by TMC by random choice directly from the assay results of the new areas of Calvario Real and Isivilla which were not visited and the reject crushed core sample material on site sent for re-analysis. In both cases, subjects for re-analysis were a mixture of samples with reportedly high, medium and low uranium grades. The results of the re-analysis are shown. The verification procedures for the Calvario I and Puncopata deposits were limited by the fact that the drilling was undertaken on behalf of Solex by a third party that is no longer active. No drill hole core is available as a result of full-core sampling. TMC considered the following factors in concluding the data is suitable for mineral resources estimates for at least the Inferred category:

•	The well-ordered and reasonably comprehensive nature of the dataset;
•	Core photographs;
•	Correlation of the mineralization in core with the radiometric anomaly;
•	The data verification; and
•	The results.

Corani complex

TMC has visited the Calvario II and Calvario III deposits. The authors of the Henkle Report undertook a site visit to the Nueva Corani deposit. TMC is of the view that on the basis of the descriptions in the Henkle Report and TMC’s review of the exploration data, it would seem reasonable to interpret that these deposits have the same geological setting and mineralization characteristics as those already modelled by TMC. Henkle and Associates reviewed the data accumulated by Minergia as well as that collected during its site visits. There was no detail pertaining to the data collected during the site visit. TMC requested duplicate analytical checks on 17 randomly selected duplicate crushed core rejects, from Calvario II, Calvario III and Nueva Corani, for re-analysis and the Macusani Technical Report summarizes the results of this re-analysis and illustrates a reasonable correlation between the original sample result and its re-analysis.

Sayana complex

TMC has not visited the Sayaña and Agaton sites (Solex Data). TMC requested duplicate analytical checks on 16 samples, from Sayaña West and Sayaña Central, for independent analysis and the Macusani Technical Report summarizes the results of this re-analysis and illustrates a reasonable correlation between the original sample result and its re-analysis. Samples from the Agaton area were not available for re-analysis.

Mineral Processing and Metallurgical Testing

Metallurgical testing to date has been primarily on samples from the Colibri complex. Bottle roll testwork (“BRT”) suggests the Kihitian complex and Corachapi complex PEM is very similar to the Colibri complex PEM. Whilst fewer testwork results are available for the Isivilla complex PEM, it is assumed that it is also similar to the Colibri PEM. Therefore, column leach test results from samples from Colibri are assumed for this level of study to be applicable to the Kihitian, Corachapi and Isivilla PEM. In future, further metallurgical testwork on representative samples of each individual PEM body will be required to validate this assumption to meet the technical and financial accuracy requirements of a Feasibility Study. Testwork that has been completed for the Macusani Uranium Project to date includes bottle roll leach tests, column leach tests, ion exchange, solvent extraction and precipitation, grade confirmation, size by size assay, mineralogy, residue neutralisation, site water quality, and rock compression tests. The metallurgical processing testwork that has been conducted to date can be grouped into six phases. The testwork listed in Table 3-7 was completed predominantly on samples from Colibri Complex. The Minergia testwork was conducted on samples from the Isivilla Complex. Any other exceptions are stated.

Table 3-7 Completed Testwork Summary

Item	Date	Company	Experiment	Key findings
Phase 1: Initial bottle roll tests
1	Dec 2007	TECMMINE	Leach-bottle roll	Acid consumption: Bottle roll: 33 kg/t - 40 kg/t; Extraction: Bottle roll: 26% - 39%
2	Apr 2008	TECMMINE	Leach-bottle roll	Acid consumption: Bottle roll: 28 kg/t, Column: 14.5 kg/t - 17 kg/t; Extraction: Bottle roll: 58% - 99%, Column: 84% - 99%; Pretreatment increases early but not overall extraction.
Phase 2: Initial column leach, SX and IX tests
3	May 2009	TECMMINE	Leach-column	Acid consumption: 5-9-13 kg/t for sizes 3-2-1’; Extraction: 78% - 81% - 80%; U distribution: 70 % U in +1 mm; Kinetics: 1-2’ similar, 3’ slower; Optimum size: 2’ possibly.
4	Dec 2009	TECMMINE	Solvent extraction	CYANEX 272 loading: Diluent: Kerosene; Modifier: Solvesso 100; Activator: sulfuric acid; pH: 1.0; O/A: 01; Extraction: 99%; Time: 3 min; CYANEX 272 stripping: O/A: 2.5; Extraction: 56%; Stages: 1; Time: 3 min; NaCO3 soln: 0.5M;
5	Dec 2009	TECMMINE	Solvent extraction	ALAMINE Loading: Diluent: Kerosene; Modifier: Solvesso 100; Activator: sulfuric acid; pH: 1.0; O/A: 1; Extraction: 98%; Stages: 3-4; Time: 1.5 min; ALAMINE stripping: O/A: 4-5; Extraction: 97%; Stages: 1; Time: 1-2 min; NaCO3 soln: 12%;
6	2009	TECMMINE	Solvent extraction	D2EHPA loading: PLS tenor: 105 ppm; O/A: 1; Extraction: 90%; pH: 1.7; Stages: 3; Time: 160 min; D2EHPA stripping: O/A: 5; Extraction: 98%; Stages: 2; Time: 179 min; Acid water: 24 g/L; ALAMINE Loading: O/A: 1; Extraction: 86%; Stages: 1; Time: 1.5 min; ALAMINE stripping: O/A: 4; Extraction: 98%; Stages: 1; Time: 1.5 min; NaCl soln: 0.9M; Precipitation: 98%; Reagent: MgO
7	Mar 2010	TECMMINE	Solvent extraction	ALAMINE Loading: Diluent: Kerosene; Modifier: Solvesso 100; Activator: sulfuric acid; pH: 1.0; O/A: 1; Extraction: 98%; Stages: 3; Time: 2 min; PLS: 105 ppm; ALAMINE stripping: O/A: 7; Extraction: 98%; Stages: 2; Time: 2 min; NaCl soln: 1.2M; Precipitation: 97%; Reagent: MgO
8	May 2010	Pontificia Universidad Catolica del Peru	PEM character-isation	Natural density: 2.0 g/cm3; Simple compression strength: 3.6 to 19.0 MPa; Compressive stress: 2.0 to 32.5 MPa; Friction angle: 35.6 to 41 [0]; Cohesion: 0.120 to 0.075 MPa
Phase 3: Ion exchange screening tests
9	Sep 2010	CWENGA	Ion exchange	IX: Resin: Strong base; Stages: 2; Exhaustion: incomplete; Elution: Eluant: 4M sulfuric acid; Test status: incomplete-insufficient sample; Precipitation: Reagent: Lime and H2O2

Item	Date	Company	Experiment	Key findings
Phase 4: Leach extraction mapping tests
10	Oct 2010	TECMMINE	Leach-bottle roll	Group 1: Grade: 10 to 6817 ppm (avg: 271 ppm); Extraction: 21 % to 99% (avg: 63%); Acid consumption: 10 to 32 kg/t (avg: 22 kg/t); Group 2: Grade: 9 to 2971 ppm (avg: 126 ppm); Extraction: 25 % to 92% (avg: 64%); Acid consumption: 11 kg/t to 23 kg/t (avg: 16 kg/t); Corachapi: Grade: 45 ppm to 6 933 ppm (avg: 618 ppm); Extraction: 31 % to 95% (avg: 73%); Acid consumption: 13 kg/t to 44 kg/t (avg: 24 kg/t);
11	2010	TECMMINE	Leach-bottle roll	Grade: 26 ppm to 19 955 ppm (avg: 943 ppm); Recovery: 54 % to 98% (avg: 86%)
Phase 5: Large column leach tests
12	Jan 2011	TECMMINE	Leach-column	Head grade: 295 ppm; Acid consumption: 10 kg/t; Height: 2.6m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 50 days; Extraction: 97%; Tail: 8 ppm; PLS tenor: 93 ppm; U dist: 60 % in >6.35 mm.
13	Jan 2011	TECMMINE	Leach-column	Head grade: 98 ppm; Acid consumption: 10 kg/t; Height: 2.5m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 50 days; Extraction: 93%; Tail: 7 ppm; PLS tenor: 30 ppm.; U dist: 69.5 % in >6.35 mm.
14	Feb 2011	CIMM	Water analysis	Total hardness: 6 mg/L - 16 mg/L
15	Mar 2011	TECMMINE	Leach-column	Head grade: 383 ppm; Acid consumption: 10 kg/t; Height: 2.6 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 45 days; Extraction: 92%; Tail: 30 ppm; PLS tenor: 143 ppm.
16	Mar 2011	TECMMINE	Leach-column	Head grade: 22 ppm; Acid consumption: 25 kg/t; Height: 2.3 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 32 days; Extraction: 72%; Tail: 6 ppm; PLS tenor: 9 ppm; U dist: 78.4 % in >6.35 mm.
17	Mar 2011	TECMMINE	Leach-column	Head grade: 22 ppm; Acid consumption: 24 kg/t; Height: 2.4 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 29 days; Extraction: 57%; Tail: 8 ppm; PLS tenor: 6 ppm; U dist: 71.9 % in >6.35 mm.
18	May 2011	TECMMINE	Leach-column	Head grade: 38 ppm; Acid consumption: 13 kg/t; Height: 2.4 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 46 days; Extraction: 85%; Tail: 6 ppm; PLS tenor: 32 ppm; U dist: 58.6 % in >6.35 mm.
19	Jun 2011	TECMMINE	Leach-column	Head grade: 27 ppm; Acid consumption: 16 kg/t; Height: 2.4 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 46 days; Extraction: 80%; Tail: 5 ppm; PLS tenor: 22 ppm; U dist: 49.4 % in >6.35 mm.
20	Jul 2011	TECMMINE	Leach-column	Lima: Head grade: 12 ppm - 36 ppm; Acid consumption: 10 kg/t - 16 kg/t (Bottle rolls: 13 - 21 kg/t); Height: 2.5 m; Diameter 7’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 32 - 46 days; Extraction: 57% - 75% (Bottle rolls: 58% - 85%); Sedimentation: 0.17% - 0.25%; PLS tenor: 126 ppm - 223 ppm; Mass: 80 kg; Size: 1 - 2’. Bottle roll conditions: Size: 74 um; Time: 480 min; pH: <2; Mass: 2 kg - 5 kg; Notes: Low grade leach profile suggests disseminated/locked U, with a surge in PLS tenor mid-leach. Isivilla: Head grade: 86 ppm - 504 ppm; Acid consumption: 10 kg/t - 11 kg/t (Bottle rolls: 16 kg/t - 22 kg/t); Height: 2.5 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 45 - 50 days; Extraction: 83% - 90% (Bottle rolls: 91% - 98%); Sedimentation: 0.28% - 1.05%; PLS tenor: 1 402 – 1 430 ppm; Mass: 500 kg; Size: 1 - 2’. Bottle roll acid consumption high due to over-concentration of acid, fine-grained sample, more contact with the uranium PEM.

Item	Date	Company	Experiment	Key findings
leach. Isivilla: Head grade: 86 ppm - 504 ppm; Acid consumption: 10 kg/t - 11 kg/t (Bottle rolls: 16 kg/t - 22 kg/t); Height: 2.5 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 45 - 50 days; Extraction: 83% - 90% (Bottle rolls: 91% - 98%); Sedimentation: 0.28% - 1.05%; PLS tenor: 1 402 – 1 430 ppm; Mass: 500 kg; Size: 1 - 2’. Bottle roll acid consumption high due to over-concentration of acid, fine-grained sample, more contact with the uranium PEM.
21	Jul 2011	TECMMINE	Leach-column	Head grade: 85 ppm; Acid consumption: 10 kg/t; Height: 2.6 m; Diameter 16.5’; Irrigation: 8 L/h/m2; Acid soln: 15 g/L; Time: 49 days; Extraction: 91%; Tail: 8 ppm; PLS tenor: 78 ppm.
22	Feb 2012	TECMMINE	Leach-bottleroll	10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm.
23	Feb 2012	TECMMINE	Leach-bottleroll	Graphical comparison of feed and residue elemental assays (for the 10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm)
24	Feb 2012	TECMMINE	Leach-bottleroll	Feed and residue elemental assays (for the 10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm)
25	Feb 2012	Foremost Geological	PEM character-isation	Technical report by geologist detailing mineralogy, drill assays, property maps and radiometric maps of Corachapi and Kihitian. Autenite and meta-autenite predominate U minerals.
26	Mar 2012	TECMMINE	Leach-bottleroll

Report (for the 10 bottle roll tests; Head grade: 32 to 413 ppm; Extraction: 79 to 97%; Acid consumption: 15 to 34 kg/t; Size: 74 um; Time: 24 hrs; pH <2; Acid soln: 15 g/l; Tail: 8 to 53 ppm)

Leaching kinetics investigation for dynamic leach model. Two leaching kinetics were apparent and require further investigation. Qemscan analysis recommended. High tails for the slow kinetics tests. Aliquots taken every 10 mins in first hour, every 30 mins for second hour, every 60 mins for third and fourth hour, and one at 24 hours. No stirring after four hours. There maybe slight correlation for dissolution versus grade.

27	Jun 2012	PSE	Leach-column	Development of a dyamic cascade, heap leach simulation model that can manipulate particle size distribution, heap height and irrigation flux. More detailed testwork is required to refine the model.
28	Jun 2013	TECMMINE	Leach-bottleroll	Summary of bottle roll tests from Kihitian (22 tests from Pinocho1 & 2 and Chilcuno 1 & 2 (C-P) and 55 tests from Quebrada Blanca (QB)). Extraction: 60 to 99%. Acid consumption: 91 - 380 kg/t (C-P); 12 - 37 kg/t (QB). Grade ranges: 2.9 - 14.5 % U (C-P); 0.009 - 2.2 % U (QB).

Item	Date	Company	Experiment	Key findings
Phase 6: Minergia testwork
29	Sep 2011	Cameco	Leach-bottleroll	Desktop study heap leach of whole ore. Assumed recovery of 80%. Costs estimated and assumed. Acid consumption the biggest cost. Benchmarking placed the proposed project well within its contemporaries.
30	Apr 2012	JK Tech	PEM characterisation	SAG Mill Comminution (SMC) tests conducted. A x b = 390.5, very soft; t10 = 85.3%, very soft.
31	Oct 2013	Cameco	Leach-column	Study considering tank and heap leach of scrubbed and whole ore. Grade: 260 - 570 ppm and 580 - 800 ppm. Soft ignimbrite host rock. Very porous ore. Selective comminution and tank leaching discounted in favour of whole mineralization heap leaching (cheaper and equivalent recoveries). Column leaching for 340 hrs achieved 98 % extraction. 95 % of maximum extraction could be achieved in 1/3rd of time. Scaling to 7 m, this equates to 70 days leaching. [Graphical inspection by GBM suggests a leach time of 140 days.] Estimated acid consumption: 7 kg/t. Estimated recovery: 80 - 90%.
32	May 2015	Queen’s University	Mineralogy

Geology PhD. Hosted by extremely fractionated, peraluminous, sillimanite-andalusite-muscovite-biotite rhyolites. Main uranium mineral, metaautunite, occurs in fractures in association with weeksite and hydrous Mn- and Fe-mineraloids. The absence of any U4+ minerals, as well as absence of breccias or any hydrothermal alteration associated with the ore, suggests that meta-autunite is the primary U mineral. The timing of ore-formation, as well as the mineralogical and geochemical characteristics of the mineralization and host rocks, suggests that U was leached from the rhyolites, transported by meteoric waters and precipitated as meta-autunite through evaporation and interaction of the uranyl ion with Fe- and Mn-mineraloids. The majority of known deposits are located on the upper walls of active fluvial canyons. The geomorphological environment that is focusing both groundwater flow and its evaporation was the most favourable for meta-autunite precipitation. The Macusani U deposits are volcanic-hosted, but the ore-forming process is of low-temperature and relates to the climatic changes in the area.

Some assays and grades but no quantitative mineralogy presented.

Whilst there has been significant testwork completed to date, further testwork is required to support the level of accuracy required of a future PFS. To complement the existing testwork it is recommended the following testwork program be implemented to enable further process definition and development in the engineering design and costing:

•	full characterisation of the PEM competency and crushing characteristics;
•	compacted permeability testwork;
•	bottle roll testwork;
•	ion exchange /adsorption testwork;
•	quantitative mineralogical assessment;
•	solvent extraction testwork;
•	precipitation testwork; and
•	water tests.

It is recommended that the testwork is pursued concurrently with infill drilling activities. A proposed testwork scope obtained in 2014 to take the testwork to PFS level (100) was estimated to cost approximately USD 600 000.

Mineral Resource Estimates

Corachapi complex

The mineral resource estimates for the Corachapi complex were documented by TMC and as they have remained unchanged, a complete description of the process employed is not included in the Macusani Technical Report; only a summary follows. The mineral resources were based on 11,818 m of drilling on 219 drill holes. The estimates were completed via a block model and interpolation of the uranium abundance by geostatistical methods in the Datamine environment. A block model of base cell sizes of 25 x 25 x 2 m was employed and trimmed by the surface topography model. Multiple Indicator Kriging (“MIK”) was used to estimate the expected proportion of material above a series of cut-offs, and average grades within grade groups estimated using classical statistics. Due to the highly skewed nature of the 2.5 m bench composite data and the method employed, the mineral resource estimates at different uranium cut-offs were checked for material bias by conducting a classical log normal estimation on 5 m composites and a 3D variogram derived block variance. A good correspondence for tonnage was evident between these two methods. Classification of the mineral resource was based on kriging efficiency and indicator group grade estimation errors.

Colibri complex

TMC last updated the mineral resource estimates at Colibri II & III in September 2013. As they have remained unchanged, a complete description of the process employed is not included in the Macusani Technical Report, and only a summary follows. The mineral resources at the Colibri II & III and Tupurumani deposits were based on 149 diamond drill holes, which represented some 12 673.2 m of drilling. Full-core samples were taken, owing to the friable nature of the mineralization and host rocks. These samples were crushed and representative samples analyzed for uranium. The necessary quality control and assurance was completed by insertion of reference material, duplicate samples, and blank material. MIK was undertaken to take cognisance of the log-normal distribution of uranium abundances. Well- structured variograms were obtained for the Colibri II & III deposit, but poorly structured variograms were obtained for the Tupurumani deposit. MIK was employed to estimate the uranium grades into 25 x 25 x 5 m blocks. The estimation was undertaken in 3D into the near surface and deep zones, separated by the base of the interpreted high-grade wireframe. The mineral resource classification was based upon classical log-normal statistical estimation errors per indicator group and weighted by the MIK probability estimates per indicator group. The majority of the near-surface mineralization at Colibri II & III is classified as Indicated whereas the Tupurumani area and the deep zones have been classified as Inferred. The mineral resource estimates are provided in Table 3-8:

Table 3-8 Colibri and Corachapi Complex Mineral Resource Estimates as at 31 March 2015

General Method Statement for the Kihitian, Isivilla and Corani complex Mineral Resources Estimates

The current mineral resource estimation methodology used for the Complexes was derived from the methodology employed by TMC to estimate the mineral resources for the Colibri complex. At the Colibri complex, the continuity of mineralization is interpreted to be sub-horizontal, and the mineralization was divided into an upper high-grade zone (level A), and a lower low-grade zone (level B), which were interpreted to be sub-parallel to the host lava stratigraphy. The uranium distribution within the zones is log-normally distributed. The estimation methodology derived to address the nature of the mineralization at the Colibri complex was to treat the upper and lower zones independently, and to use MIK, with a preferred orientation parallel to the interpreted contact between the two zones. On inspection of the combined (Minergia and Global Gold) datasets for the Complexes, TMC identified that the mineralization for all three Complexes exhibited similar characteristics to those identified at the Colibri complex, and hence a similar estimation methodology was applied. The broad process steps are described below, and the details of the estimation for each complex are described in the Macusani Technical Report.

Summary Resource Statement

Table 3-9 summarizes the Measured and Indicated mineral resources for the Macusani Uranium Project, while Table 3-10 summarizes the Inferred mineral resources, both at a 75 U ppm cut-off.

Table 3-9 Measured and Indicated Resource Statement

Table 3-10 Inferred Materials Resource Statement

Mining Operations

The Colibri, Kihitian and Isivilla complexes (complex 2, 3, and 4 respectively) are planned to be recovered from open pit mining operations. Due to the orientation and topography of the Kihitian complex, significant mineral resources are uneconomic to mine via the open pit method due to the excessive stripping costs and, as such, an underground operation is planned for mineralized material above cut-off. The Macusani Technical Report has not been carried out to a level of detail equivalent to a pre-feasibility study or feasibility study. Consequently, no Mineral Reserve estimate has been prepared and any resources and conceptual production stated herein should not be considered representative of a Mineral Reserve. Inferred mineral resources were used in the LOM plan together with Indicated mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as not Mineral Reserves and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Reserves can only be estimated as a result of an economic evaluation as part of a preliminary feasibility study or feasibility study of a project. There is no certainty that all or any part of the mineral resources will be converted into Mineral Reserves.

Open Pit Mine Design

The open pit mining activities for the Macusani Complexes were assumed to be undertaken by a contractor operated fleet as the basis for the Macusani Technical Report. The average unit mining costs used in the Macusani Uranium Project economics was 2.40 USD/t of rock mined. Plateau sourced the cost estimate from contractors operating in the region on similar sized operations. The open pit mining cost is provided as all-in-inclusive and covers variations in haulage profiles and equipment selection. Labour rates have been based on local information from Plateau. Indicatively, the 150 mm diameter blast hole drill rigs are planned to perform the production drilling in the operations, for both mineralized and waste rock. The main loading and haulage fleet is estimated to consist of 180 t haul trucks, loaded primarily with the diesel powered 15 m3 shovels or the 13.8m3 wheel loader depending on pit conditions and equipment availability. As conditions dictate, the D10 class dozers are planned to rip and push material to the excavators, conduct bench clean ups, and maintain the waste dumps and stockpiles. The maximum mine workforce to be employed is estimated at 344 persons, with 178 on site at any one time. The crew schedule is a rotation schedule, with four shifts working 12 hour shifts, on a dayshift/nightshift rotation, with two crews off at a time. Maintenance will use the same schedule with day and night shifts to support mining operations. Management and technical personnel may be on a varied schedule but will primarily follow the same rotation as operations, working only dayshift, unless required by operations.

Underground Mine Design

The mineral resources available for underground mining that forms the Macusani Uranium Project LOM plan are contained within a portion of the mineral resource block model that is excluded from current economic open pit limits, but which is judged potentially mineable by underground methods. These mineral resources contain a significant quantity of Inferred material. For conceptual production, Inferred material has been included within the design and includes estimates of mining dilution and mining recovery. The proposed underground mine design supports the extraction of 2,700 tpd of PEM through room and pillar mining utilizing continuous miners. Material handling from the underground workings to the surface is based on conveyor haulage through the workings, with PEM being hauled directly from the underground to the ROM stockpile through the underground access. Mining ventilation will be accomplished by two dedicated exhaust shafts to surface, each equipped with modern fans that will draw fresh air in at the main entrance and through the workings of the mine before being exhausted through the dedicated return airways to minimize exposure to radiation.

Mineral resources at Chilcuno Chico are ideally suited to mining via horizontal mining methods. Mineralization generally varies from 6.0 m and up to 24 m in thickness, averaging approximately 10 m, although low-grade mineralization extends for some further distance, this material consists of uneconomic grades. The strong continuity and thickness of the mineralization zones combined with weak rock strength at Chilcuno Chico are amenable to horizontal room and pillar mining by continuous miner. This method was selected to benefit from the productivity and low mining costs associated with the method. The method allows for multiple working areas and a fast mining cycle. Current underground mining is planned to use modern continuous miners assisted by conveyors for material handling. In addition to a continuous mining unit, an underground drilling rig has been included for ground support and minor drill and blast duties where required. A wheel loader has also been included for clean-ups and associated works if required. The maximum underground mine workforce to be employed is estimated at 141 persons, with 74 on-site at any one time. The crew schedule is a rotation schedule, with four shifts, working 12-hour shifts, on a dayshift/nightshift rotation, with the two crews off at one time. Maintenance will use the same schedule with day and night shifts to support mining operations. Management, technical, and some service/conveyor personnel will work on a varied schedule but will primarily follow the same rotation as operations, working only dayshift, unless required by operations. Mining development starts from the southern end of the deposit, with access made from the planned open pit. Underground mining then develops to the west to intersect the southern ventilation shaft. The mine will then complete the southern area before developing north, to intersect the secondary ventilation shaft, before opening final extents.

Underground Infrastructure

Typically, fresh air will flow from the portals through the workings and exhaust via the exhaust shafts, located centrally in the two main mining areas. Suitably sized development fans and ducting will direct air to the workings areas. The main accesses carry fresh air and are the primary means of egress. Secondary egress via raises has not been included owing to the fan infrastructure and return airflow. Additional means of egress can be made via the secondary portals developed into the open pit. No information for estimation of groundwater inflow is currently available. Underground audits developed on site displayed no evidence of groundwater. Owing to the high-altitude location of the Macusani Uranium Project ground water inflow has not been considered to be a major influence on the Macusani Uranium Project. Explosives have been included within the mining method. The explosive use is minor as limited drill and blast has been included to allow for initial opening of headings that may not support a continuous miner. Underground electrical requirements and reticulation have been estimated for the Macusani Uranium Project. Equivalent sized continuous miners require a 1,000 V supply. The mine is anticipated to have an 11 kV incoming power supply that will service the underground reticulation, including section circuit breakers. Panel sub-stations will then transform the incoming power supply to a 1,000 V supply for distribution. Substations are planned to be rated to 2 MVA, which will incorporate an 11/1.05 kV transformer, 1,000 V switchgear and protection relays, and PLC network and control equipment. Compressed air lines have not been included as the bulk of the mining will be completed by continuous miners, not requiring compressed air. The drill jumbos included have on-board compressors that supply the required air to the machine. Mine water reticulation underground is made via 110 mm mine poly pipe. A header tank on surface will be used to supply the underground workings. Underground communication is by radios supported on a leaky feeder truck system. Surface communication is by phone and radios.

Projected Production Schedule

The anticipated project life is ten years and the PEM contained within the design equates to annual run of mine production of 10.9 Mt. The underground mine design has been based on production capability of a single continuous miner, which equates to 2,697 t/d or 973 kt annually, for a planned mine life of nine years.

Processing and Recovery Methods

The proposed method of recovery is based on the developed production schedule of the PEM. The proposed method includes crushing and stacking PEM onto a heap leach pad which is irrigated with an acidic solution to dissolve the uranium. The leach solution would then pass through ion exchange (“IX”) columns to recover the dissolved uranium and solvent extraction (“SX”) to recover uranium from the IX eluate to reduce acid consumption. The SX product solution then passes through precipitation to yield a yellowcake precipitate, which is thickened, filtered, dried and packaged for dispatch. Interpretation of metallurgical test work results determined a processing recovery rate of 88%, resulting in an average annual production of 6.08M lb U₃O₈. The nominated process method utilizes industry standard equipment and extraction technologies that are used in practice around the world. The process block diagram is shown in Figure 7.

Figure 7 Process Block Diagram

Infrastructure, Permitting and Compliance Activities

Water Distribution

The raw water distribution system includes eight pumps, raw water surge tank, and a duty and standby raw water transfer pump. It is proposed for the raw water to be pumped from the water source in the valley up to a raw water dam via HDPE piping, where possible, so as to maintain consistency with other systems on site. Water treatment facilities would be required on site and capital expenditure and operating costs have been estimated and included. The raw water would generally be run through a sand filter (or equivalent) with sterilisation for potable water. The raw water supply is assumed to be of good quality such that no expensive treatment will be required.

Power Distribution

The San Gaban power line runs near the proposed power plant location and it has been assumed that the power line is at 138 kV. It is reported that the hydroelectric power installed capacity is 110 MW. In order for a grid connection to be made an extension of the power line will be required to reach the Macusani Uranium Project site and any connection will be subject to negotiation with the supply authority. The proposed distribution system consists of a 138/33 kV substation that would connect to the San Gaban powerline with a 33 kV aerial cable used to connect the substation to the 15 MVA 33/11 kV main transformer. This transformer would connect into a medium voltage (MV) switchgear at 11 kV (or other suitable MV level) which would distribute power throughout the site. Roadway lighting would also be required for 24 hour operation. Two 1.3 MW diesel powered generators for the provision of emergency power have been included in the estimate. Whilst the system is designed to be failsafe from an environmental and process point of view, the operational impact of a greater than 24-hour power failure would be significant due to the long leach start up cycle.

Transportation and Logistics

Most equipment and materials will arrive containerized from overseas at Callao (Peru’s main port, located near Lima) or a more southern port such as Ilo with suitable handling facilities. Containers would be offloaded at site using site based lifting equipment. Containers would be loaded on trucks at port, and driven to site. Route surveys from port(s) to site, with accurate height and width measurements for any low bridges and abnormal load clearances, should be undertaken to determine the best road transit route. The route is likely to include access via, the Interoceanica Highway, from the city of Juliaca to the town of Macusani (about 200 km). The connecting roads between the highway and the Macusani Uranium Project site require significant upgrade and even perhaps rerouting to handle the proposed Macusani Uranium Project generated traffic. In addition to standard access roads provided around the pumping areas on the plateau, a one-way light vehicle maintenance access road would be provided down the valley to the liquid tailings dam/ion exchange area. The return solution pipeline would utilize the civil preparation of this road and follow it back up to the plateau. The reclaim operation is intended to link to the tailings management facility via an overland conveyor that would receive the waste PEM from the reclaim corridor conveyor at the edge of the designed heap leach pad turnaround area. The Kihitian mining area is approximately 8.4 km east-southeast from the processing area and due to the nature of the terrain in the region, a desktop analysis was performed to determine the most economic method of transporting PEM from the Kihitian property to the processing area. It was determined that positioning the crushing station on the plateau and working in conjunction with the conventional conveyor to transport PEM to the processing facility would be the simplest and most cost effective. The station has been positioned between the Isivilla and Kihitian complexes, and as the mine is developed the waste materials will be used to develop the haul roads and reduce the impact on haul distances.

Site Services

Fuel storage and dispensing facilities would be required to supply primarily diesel to various mobile equipment associated with the processing plant. The fuel consumption of the vehicles associated with the process facility would typically be much less than that of the mining fleet, and the fuel facilities would typically be shared. A supply contract would normally be negotiated with a fuel company and such a contract could include equipment supply and installation. A single storage facility with double walled steel fuel tanks in a bunded area would be used to store fuel. Fuel delivery tankers would supply fuel on an as required basis to meet the Macusani Uranium Project consumption requirements. Oil is intended to be stored in the drums in which it is delivered and dispensed as required near the storage facility, or mobilized on a utility vehicle to service the loaders in the field. A compressed air system has been included. The system includes a duty and standby oil lubricated screw compressor, each with approximately 100 L/s capacity operating at 7.5 bar(g). The system includes an air filter, dryer, condensate removal valve and receiver tank.

Fixed plant and mobile plant mechanical workshops are included in the estimate. A warehouse and storage facility is included to receive and store all incoming goods for the site, except for bulk deliveries of some plant consumables such as sulfuric acid and fuel. It is assumed that the Company would acquire the necessary local permits for communications connections to site. If the area is on the cellular grid, the best solution may be communications (including internet) via the cell phone provider. An administration building is included in the estimate. A camp for Macusani Uranium Project operations staff has been allowed for in the costing. It would be suitable for 330 people.

Human Resources

An organization structure for the Macusani Uranium Project operations staff has been developed to support the Macusani Uranium Project operating cost estimate. It is anticipated that a total staff of between 367 and 577 would be required for the Macusani Uranium Project including at maximum 276 mining operations staff.

Environmental Studies

The Macusani Uranium Project is located within the ecoregion of Puna y Altos Andes. Some native fauna found within the ecoregion that may or may not be present in the Macusani Uranium Project area are classified by the International Union for Conservation of Nature as “vulnerable”, including the Andean Flamingo and North Andean Deer; “near threatened” including the Andean Condor, Andean Ostrich and Pampus Cat; and “critically endangered”, including the Junin Grebe. The Macusani Uranium Project may or may not be located within the MEM Restricted Mining Areas and this should be verified with detailed cadastre. Approximately 100 sites of ancient rock art, some unique to the region, are found within the Macusani and Corani Districts. Collectively these cave paintings constitute the largest concentration of art from the Archaic period in the Americas and, in 2005, these sites were designated national cultural patrimony by the Peruvian government. The specific locations of these artworks should be determined to confirm their proximity to the Macusani Uranium Project. The Macusani Uranium Project site is located in proximity to four inactive or abandoned mines. As well as reflecting recent cultural heritage in the area these mines have been identified as potential causes of local water contamination. A future study should locate the exact location and nature of these mines to determine whether they have any potential impact on the Macusani Uranium Project. The Macusani Uranium Project is located within the Macusani and Corani Districts of the Carabaya Province. The population of Peru is 29.8 million as of a July 2013 estimate with the population of the Corani District and Macusani District’s being 3,581 and 10,950 respectively.

Generally, the Ministry of Energy and Mines of Peru requires exploration and mining companies to prepare an environmental evaluation, an EIA, an Environmental Management Plan (“EMP”), and a closure plan. Mining companies are also subject to annual environmental audits of operations. Additionally, laws specifically relating to the mining of uranium apply and include conditions of the Peruvian agreement with the International Atomic Energy Agency (“IAEA”) and the North Atlantic Treaty Organization’s (“NATO”) regulations. The Peruvian Supreme Decree 037-98-EM established a tiered system imposing environmental requirements for exploration activities. A company must file an affidavit with an environmental evaluation for the following categories of exploration activities:

•	Category A: Exploration activities with minimal or no surface alterations, such as geological studies, topography, and recollection of samples. The applicant must file an affidavit describing the activities.

•	Category B: Exploration activities that result in discharges or waste disposal that could impact the area up to no more than 10 hectares. The company must file an application form attaching a description of the activities, a description of mitigation activities and reclamation plans.

•	Category C: Exploration activities that result in discharges or waste disposal, that could impact the area and those exploration activities that require more than 20 platforms or construction of more than 50 m of tunnels. The latter requires an environmental valuation. MEM published a guidance document describing the contents of an environmental valuation.

As of April 1993, a mining company that has completed its exploration stage must submit an EIA when applying for a new mining or processing concession, or to increase the size of its existing processing operations by more than 50%; or to execute any other mining project. The duty to prepare an EIA falls upon the concession holder and the EIA must be prepared by a consultant duly certified by the Ministry. An EMP must be submitted to the MEM for permitting of an operation. Additionally, a closure management plan for each component of the operation must be submitted.

The Company has initiated components of an EIA covering the project building on the Environmental Baseline Study. Within the Macusani Uranium Project area lies an Archaeological Area of Interest which includes sites of cultural interest. The area boundaries are very clearly defined and are well-known to people working in the region. The Company continues working with highly respected and experienced environmental and archaeological professionals, local communities and Peruvian authorities to develop a plan to protect any sites located in proximity to the proposed future project operations. The Macusani Uranium Project and proposed future infrastructure for operations currently does not directly affect any such sites. With the assistance of the Ministry of Culture of Peru, the Company has spent the past three years conducting a professional archaeological study in the project area. This is a full archaeological research project that the Company’s team initiated and is still on-going. Whilst initial completion of field work was targeted for H1 2020, followed by presentation of the archaeological study to the Ministry of Culture in 2020, timing will now be subject to easing of the Peru government’s COVID-19 lockdown restrictions, which impacted access to the site. However, desktop work continued and now that it is safe to resume work on-site, the Company consultants have returned to work. This work is expected to be completed within a few months, during this field season.

The Company remains fully informed of the progress of this archeological study and is confident based on the findings to date, that together with the qualified investigating team, will work towards an outcome that respects, salvages and preserves cultural heritage where it exists. In addition, all of the recently validated artefacts are currently exposed to natural erosion and decay from the weather conditions that characterize the Macusani plateau, therefore a logical, preserving solution should be found. It is positive to see the government proactively working towards an actionable outcome on both accounts, and it is indicative of the level of support across the board for the Company’s projects.

Environmental Permitting

Various permits will be required for the Macusani operation. An investigation of the specific permitting requirements will be required as the Macusani Uranium Project is developed further. As a uranium operation, the Macusani Uranium Project is classified as Category 1 under the Radiation Safety Regulations. Therefore, a licence to extract uranium is required where the uranium has a specific activity greater than or equal to 1 BQ/g. NATO must be advised of various stages of the operation for approval under these regulations, including but not limited to notification of:

•	Means of product transport;
•	EIA and proposed closure plans;
•	Emergency Action Plans;
•	Production; and
•	Sales (NATO authorised parties).

Additionally, for operations some personnel may require NATO licences to perform their specific tasks.

Social, Community and Environmental Impacts

In January 2001, MEM published guidance on the management of relations between companies and local communities. It describes the Social Impact Study now required as a part of the EIA. The Social Impact Study consists of an analysis of the impacts on persons, interpersonal relationships, economy and culture in the communities living in the area of influence, resulting from the mining operation. The plan also includes mitigation measures to reduce such impacts. Regarding public participation in the EIA approval process, the law requires a single public hearing to take place and makes the EIA a public document, meaning the applicant must make it available to the public. An environmental study is required to be completed to fully understand the potential social and environmental impacts due to the implementation of the Macusani Uranium Project. Macusani is working to engage and develop the local community to facilitate this process and have undertaken various community programs over the years including:

•	Twice yearly medical campaign;
•	Employment of local community members (40 from Isivilla, Tantamaco and Corani);
•	Hygiene programs (water sanitation);
•	Monthly madre leche contribution; and
•	School programs sponsorship.

Health of Workers

Uranium mining and processing operations should be undertaken under an appropriate recognized code of practice for radiation protection and waste management. At the concentrations associated with uranium (and some mineral sands) mining, radon is a potential health hazard, as is dust. Precautions taken during the mining and processing of uranium to protect the health of the workers include:

•	Good forced ventilation systems in underground mines to ensure that exposure to radon gas and its radioactive daughter products are as low as possible and do not exceed established safety levels;

•	Efficient dust control, because the dust may contain radioactive constituents and emit radon gas;

•	Limiting the radiation exposure of workers in mine, processing, and tailings areas so that it is as low as possible, and, in any event, does not exceed the allowable dose limits set by the authorities;

•	The use of radiation detection equipment in all mines and plants; and

•	Imposition of strict personal hygiene standards for workers handling ammonium diuranate.

At any mine, designated employees (those likely to be exposed to radiation or radioactive materials) are monitored for alpha radiation contamination and personal dosimeters are worn to measure exposure to gamma radiation. Routine monitoring of air, dust and surface contamination is undertaken. Altitude sickness is a health concern for persons at the given project altitudes. It is anticipated that locally sourced labour or those living at high altitude will require minimal if any acclimatization. However, personnel living at low altitudes who stay at low altitudes for significant time between rotations will require acclimatization for each period spent at site.

Waste Management

Solid waste products will be composed of most of the original PEM and, therefore, will also contain most of the radioactive elements within the PEM. In particular, solid tails contain the radium that is present in the original PEM. Clay or other suitable capping material may be placed to cap the tailings pile as it advances or at certain stages during LOM in an attempt to reduce radiation levels to near those normally experienced in the region of the PEM body. Capping of the solid tailings dump(s) with a two metre deep layer of fill is included in the cost estimate. The process facility will produce liquid tailings but in an effort to minimize the liquid tailings, it is envisaged that the leaching solution circuit would contain a bleed stream to be drawn off post ion exchange loading (raffinate stream). This process bleed is assumed to require a treatment plant, potentially an ion exchange plant, with the outflowing fluid reporting back to the BLS pond to prevent build-up of impurities in the process liquids. Further environmental analysis will determine if the assumed process scenario will maintain pond levels through evaporation alone, and will require makeup water. In addition, water flows through and from the tailings heap are proposed to be collected in a liquid tailings dam constructed at the lowest elevation area of the site, below the tailings heap. All tailings management facilities would be lined with an impervious layer to minimize environmental discharge from the site over time. It is proposed that the tailings management facility will be located to the west of the site in an adjacent valley and is estimated to be able to accommodate a heaped pile of 99 Mm³ (118.7 Mt). The tailings management facility is intended to be designed in a heap fashion which is anticipated to be sufficient for the life of mine, assuming the final heap leach remains a permanent feature. To date no testing that would inform the risk of acid rock drainage or metal leaching has been undertaken.

Rehabilitation and Closure

Due to the nature of a heap leach operation there will be a significant area of land that requires reclamation to some degree. A preliminary closure management plan should be prepared in the future to better delineate estimated costs of rehabilitation and closure. A closure management plan, including monitoring plan and time frame, will allow for improved accuracy of the rehabilitation and closure estimate. The monitoring system will also provide an early warning system to identify unforeseen issues post-closure.

Capital and Operating Costs

The cost estimate was generated from supporting engineering quantities and cost information derived from historical cost information sourced from in-house and commercial databases, quotations from equipment suppliers, rates from local service providers, and client-derived data from existing local operations. Both capital and operating cost estimates were prepared in mixed currencies and reported in United States dollars. The Macusani Technical Report currently assumes additional land acquisition and surface rights will be obtained in the future to accommodate proposed infrastructure such as access roads and conveyors as well as the processing facilities themselves. The potential costs of such an acquisition are not included within the estimate. A total of 5,538 operating hours were planned per year. Major Macusani Uranium Project development components are metallurgical testwork, EIA, PFS / Bankable Feasibility Study engineering, exploration drilling, and permits, licences or legal and administrative costs associated with government mining and environmental regulations. This includes reporting requirements during operation and related administrative costs. Additionally, no allowance has been made for cost escalation, currency fluctuations, insurance, container demurrage costs, product (yellowcake uranium) transportation or transportation security, monitoring during operation, containment, monitoring or treatment of waste rock in the event that acid rock drainage or metal leaching are applicable, and hydrogeological monitoring, dewatering or stormwater control measures.

Capital Cost Estimate

Table 3-11 shows the estimated initial capital costs for the Macusani Uranium Project, including the cost breakdown for each project area.

Table 3-11 Initial Capital Expenditure

Table 3-12 Life of Mine Project Capital Expenditure Estimate

Operating Cost Estimate

The average operating costs estimate was prepared based on the LoM costs. This enabled the estimation of unit rates for the operating costs per tonne of PEM or per pound of yellowcake produced. This approach was used as the majority of operating costs were variable rather than fixed. Fixed costs included general and administration costs and labour costs with the remainder of costs being variable. The variable costs for the mining operation are driven by the total amount of material mined, including waste. The variable costs for the processing plant are a function of either the PEM processed or the uranium extracted. The total operating costs are estimated as detailed in Table 3-13:

Table 3-13 Macusani Uranium Project Operating Expenditures Estimate

Economic Analysis

The economic analysis presented is preliminary in nature and includes mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. They do not have demonstrated economic viability and there is no certainty that the preliminary economic assessment will be realized. Caution should be used when interpreting the results presented. The financial model prepared was a constant dollar type model which assumed that purchasing power did not change with time. This means the capital expenditures, operating expenditures and revenue were considered constant through time in a like-for-like manner. The model was based on full equity financing. The 3% royalty is applied annually to the gross revenue. There may be further opportunity to reduce this, as it has been reported that other mining operations have been able to negotiate a 1-3% royalty on the net revenue. No allowance in the model was made for cost escalation, currency fluctuations, and required permits, licenses or legal and administrative costs associated with government mining and environmental regulations.

Financial Model

A capital cost and operating cost estimate based on the proposed mining and recovery methods, was prepared to the level of a PEA, with an accuracy of -30 % to +30%. A base economic model was prepared using the capital and operating cost estimates, the model parameters, and the production schedule. A summary of the major financial parameters and results of the base case scenario are as shown in Table 3-14. It should be noted that these results do not demonstrate economic feasibility as the mine production schedule includes Inferred mineral resources. The results should be considered as potential results that could be achieved if the Inferred mineral resources were able to be converted to Indicated or Measured mineral resources in the future.

Table 3-14 Financial Model Parameters and Results

The Macusani Uranium Project currently produces an IRR and NPV utilizing a conservative sale price of USD 50 /lb U₃O₈. The economic analysis was conducted over a range of discount rates and the discounted cash flow (“DCF”) results have been presented in Table 3-15. Sensitivity analysis was conducted on the base case, which demonstrates the sensitivity to the NPV if an increase or decrease is seen in the operating income, operating expenditure, capital expenditure, recovery and product price.

Table 3-15 DCF Results for Macusani

The DCF model gave post-tax NPV of USD 603.1 M and an IRR of 40.6%. The annual cashflow and cumulative cashflow are reported in Figure 8 and Figure 9, which also illustrates that the Macusani Uranium Project has a payback period of 1.8 years.

Figure 8 Annual Cash Flow

Figure 9 Pre-Tax Cumulative Annual Cash Flow

Subsequent Processing Work

Subsequent to the date of the Macusani Technical Report, processing work tailored towards upgrading, or pre-concentrating, through communition/concentration studies on the uranium mineralization was planned for early 2020. The test work programs were deferred to the end of the year. The research and development work was restarted in August 2020 with encouraging results released March 30, 2021.

The work utilized mineralization from 3 main deposits, with the following results: Colibri II-III Deposit – 81.6% of U retained in 35.3% of original mass passing 300 μm; Calculated Head Grade of 270 ppm U upgraded to 623 ppm U (Upgrade factor 2.3) using double scrubbing for 12 minutes each cycle; Corachapi Deposit – 73% of U retained in 31% of original mass passing 212 μm; Calculated Head Grade of 245 ppm U upgraded to 570 ppm U (Upgrade factor 2.3) using initial scrubbing for 15 minutes at 60% solids (by mass) followed by secondary scrubbing for five minutes at 45% solids. The upgrading results highlight the opportunity to bring in lower grade deposits previously not included in the PEA production schedule, and the higher-grade feed material should positively impact the PEA capital costs with a smaller plant footprint and PEA operating costs due to lower energy and reagent costs. Trade off studies between original heap leach processing and tank/vat leach processing options will be conducted using the upgraded fraction achievable in a scrubbing and classification circuit. Additional uranium leach test work results from ANSTO and TECMMINE were released February 16, 2022 that showed 91.0 to 98.0% uranium extraction using weak sulfuric acid at ambient temperatures; 97.0 to 99.7% Uranium extraction using sulfuric acid at elevated temperatures (60-95°C). These results demonstrate the ability to extract higher levels of uranium than previously demonstrated, with lower acid consumption.

Significant work programs going forward are dependent on permitting, the pending framework for uranium transport and export in coordination with the New Uranium Regulations in country.

Macusani Ongoing Exploration & Development Work

Exploration activities had been limited by restrictions due to COVID-19 and recent delays in receiving final drill permits (now expected shortly) with the only recent activity being prospecting, mapping and collection of uranium outcrop samples from the Macusani Uranium Project for pre-concentration test work. Five areas spread between various drilled targets with reported uranium resources were covered by radiometric mapping and surface sampling. The results of this surface exploration activity were released on January 25, 2021.

Exploration and development work is currently being planned and permitted to support drilling to expand/extend several of the uranium deposits following up on the positive sampling and radiometric prospecting results at Macusani and to test new targets. Local affected community acceptance and approvals have been granted and archeological and environmental sampling work has re-commenced. The drill program is planned to commence following receipt of final exploration / development drill permits from Peruvian authorities, expected shortly.

Substantial work continues at ANSTO for the Macusani Uranium Project, which will focus on leaching higher grade upgraded mineralization and producing yellowcake for specification testing and purity.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, for any of the three most recently completed financial years or its current financial year, declared or paid any dividends on our Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition and such other factors as our directors consider appropriate.

CAPITAL STRUCTURE

Shares

The authorized share capital of the Company consists of an unlimited number of common shares (the “Shares”). As of the date of this AIF, 214,535,152 Shares were issued and outstanding. In addition, as of the date of this AIF, there are 11,438,616 incentive stock options (“Options”) and 25,903,724 Share purchase warrants (“Warrants”), 5,695,000 restricted share units (“RSUs”) and 2,000,000 performance share units (“PSUs”) outstanding.

Holders of Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per Share at such meetings. Holders of Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Shares are listed for trading on the TSXV under the trading symbol “LI”.

The following table sets forth the high and low prices and total monthly volume of the Shares as traded on the TSXV for the periods indicated. All share prices are shown in Canadian dollars.

Period	High ($)	Low ($)	Total Volume
March 2022	4.220	2.700	14,460,267
April 2022	4.390	2.940	7,945,834
May 2022	3.440	2.490	7,298,378
June 2022	2.790	1.785	8,323,705
July 2022	2.340	1.555	6,495,959
August 2022	3.430	2.210	10,863,969
September 2022	2.620	1.770	7,123,404
October 2022	2.320	1.870	5,468,297
November 2022	2.315	1.860	5,376,279
December 2022	3.180	1.930	13,646,684
January 2023	4.900	2.760	33,486,829
February 2023	4.900	3.580	13,109,841

Prior Sales

The following table sets forth the issuances of securities of the Company during the year ended February 28, 2023:

Security	Date of Issue	Issuance/Exercise Price Per Security	Number
Options	June 28, 2022	$2.74	100,000
Options	July 4, 2022	$1.91	250,000(1)
RSUs	July 4, 2022	Nil	225,000
Options	October 4, 2022	$2.14	150,000(2)
RSUs	October 4, 2022	Nil	150,000
Options	February 2, 2023	$4.85	1,300,000
RSUs	February 2, 2023	Nil	2,420,000
PSUs	February 2, 2023	Nil	2,000,000

(1)       Options were issued in connection with the appointment of Claudia Tornquist and two other individuals.

(2)       Options were issued in connection with the appointment of Carsen Korch to the Board of Directors.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As at the date of this AIF, no Shares are held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company. Each director’s term will expire immediately prior to the following annual meeting of shareholders.

Name and Residence(1)	Position(s) with the Company	Principal Occupation During Past Five Years(1)	Director/Officer Since(2)	Security Holdings(1)
Andrew Bowering (4)(5) British Columbia, Canada	Chairman and Director	President and CEO of Bowering Projects since 1992, a mineral exploration and consulting firm. Chairman of the Company since May 11, 2021. Former CFO of the Company from August 2017 to May 11, 2021 and former Corporate Secretary from August 2017 to Oct 4, 2019. Director (since April 2019) and Executive VP (since June 15, 2020) of Prime Mining Corp. Until 2020, President of Sunrise Drilling Ltd., a North American-based mineral exploration drilling company.	Jun 29, 2017	8,032,832
Simon Clarke British Columbia, Canada	Chief Executive Officer and Director	CEO of the Company; former CEO of Apollo Gold Corp.; former CEO of M2 Cobalt Corp., and Executive General Manager of Jervois Mining Ltd.	Jun 25, 2020	2,773,500 (6)
Laurence Stefan (5) Peru	President, Chief Operating Officer and Director	Formerly, President & CEO, Plateau Energy Metals Inc.	May 11, 2021	4,047,901 (7)
Claudia Tornquist (3) British Columbia, Canada	Director	President and CEO of Kodiak Copper Corp.	July 1, 2022	505,000
G. A. (Ben) Binninger (3)(4) California, United States	Director	Former mining, energy, chemicals and technology executive.	Aug 20, 2020	1,110,000
Alex Tsakumis (4) British Columbia, Canada	Director	Vice-President Investor Relations, Prime Mining Corp. since June 2020. Previously, Vice President of Corporate Development at the Belcarra Group of Companies (Barsele Minerals, Orex Minerals, Silver Viper Minerals and Dolly Varden Silver) from 2017 to 2020.	Sep 9, 2021	768,000
Carsten Korch Peru	Director	Director of the Company since October 2022; Founder, Traveling & Living in Peru since April 2003; Director, Panoro Apurimac SA since May 2006.	Oct 3, 2022	455,000
Philip Gibbs Ontario, Canada	Chief Financial Officer	Former CFO of Asante Gold Corporation and KGL Resources Ltd.	May 11, 2021	811,483 (8)
Ted O’Connor Saskatchewan, Canada	Executive Vice President of Exploration and Development	Technical Advisor to the Company. Director of Azincourt Energy Corp. since May 15, 2013; Director of Plateau Energy Metals Inc. from September 2014 until May 11, 2021; Technical Advisor of Plateau Energy Metals Inc. from June 15, 2018 until May 11, 2021; CEO of Plateau Energy Metals Inc. from Sept, 2014 until June 15, 2018.	Jul 1, 2022	1,431,350 (9)
Paul Charlish British Columbia, Canada	Vice President, Finance and Corporate Secretary	Vice President, Finance of the Company since January 16, 2022 and Corporate Secretary since May 9, 2022; previously the Chief Financial Officer and Corporate Secretary of Fission Uranium Corp.	Jan 16, 2022	690,000

Graham Ballachey British Columbia, Canada	Vice President, Engineering	Vice President, Engineering at the Company since May 2021, previously Engineering Manager since January 2020; Mechanical Engineer at Associated Engineering from April 2017 until December 2019	May 11, 2021	1,470,500

Note:

(1)	This information, not being within the knowledge of the Company, has been furnished by the respective directors and officers.
(2)	The Company does not set expiry dates for the terms of office of directors. Each director holds office as long as he is elected annually by shareholders at Annual General Meetings, unless his office is earlier vacated in accordance with the Articles of the Company.
(3)	Member of the Audit Committee.

(4)	Member of the Corporate Governance, Nominating and Compensation Committee.

(5)	Member of the Health, Safety and Sustainability Committee.
(6)	15,500 Shares are held by Ailsa Craig Capital Ltd., a company controlled by Mr. Clarke. 200,000 Shares held by Margaret Louise Clarke, the wife of Mr. Clarke.
(7)	Shares are held by Colbri Mining North, a company controlled by Mr. Stefan.
(8)	58,000 Shares are held by 1765271 Ontario Inc, a company controlled by Mr. Gibbs.
(9)	211,216 Shares held by TKLD Geological Inc., a company controlled by Mr. O’Connor.

Shareholdings of Directors and Officers

As of the date of this AIF, the Company’s directors and executive officers beneficially own, control or direct, directly or indirectly, 22,095,566 Shares representing 10.30% of the issued and outstanding Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of our directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Effective November 22, 2022, Philip Gibbs, the Chief Financial Officer of the Company, entered into a joint settlement agreement with the Ontario Securities Commission (the “OSC”), Plateau and Alexander Holmes, the former Chief Executive Officer of Plateau, to resolve proceedings brought by the OSC relating to historical disclosure made by Plateau in 2019, prior to its acquisition by the Company.

Conflicts of Interest

Unless otherwise noted in this AIF, to the best of our knowledge, there are no known existing or potential material conflicts of interest between the Company or its subsidiaries and any of our directors or officers or a director or officer of our subsidiaries. However, certain of our directors and officers are, or may become, directors or officers of other companies, with businesses that may conflict with our business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the BCBCA and our Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•	A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

PROMOTERS

During the previous two completed financial years or during the current financial year, no person or company has been a promoter of the Company or any subsidiary of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed in this AIF, there are no other legal proceedings or regulatory actions material to us to which we are a party, or to which we have been a party since our incorporation, or of which any property of the Company is or has been the subject matter of, since the beginning of the financial year ended February 28, 2023, and no such other proceedings are known by us to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against us, and except as disclosed in this AIF we have not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since our incorporation.

Plateau, Alexander Holmes and Philip Gibbs entered into a joint settlement agreement with the Ontario Securities Commission to resolve regulatory proceedings related to certain historical disclosure made by Plateau in 2019, prior to its acquisition by the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three most recently completed financial years or the current financial year or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The Company’s auditor is Ernst & Young LLP, Chartered Professional Accountants with an address at 1133 Melville St Suite 1900, Vancouver, BC V6E 4E5.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Shares in Canada is Odyssey Trust Company, at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the Company has not entered into any material contracts within the most recently completed financial year or before the most recently completed financial year which are still in effect.

INTEREST OF EXPERTS

Experts who have prepared reports for the Company in the financial year ending February 28, 2023 include the following:

Ernst & Young LLP, the auditor of the Company, is independent within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB). The financial statements audited by Ernst & Young LLP have been included in reliance on their report given on their authority as experts in accounting and auditing.

The scientific and technical information contained in this AIF relating to the TLC Lithium Property, the Falchani Lithium Project and the Macusani Uranium Project has been reviewed and approved by Ted O’Connor, the Executive Vice-President and Technical Advisor of the Company, who is a QP as defined in NI 43-101.

Certain scientific and technical information with respect to the TLC Lithium Property contained in this AIF is based on the TLC Technical Report prepared by prepared by John Joseph Riordan, and Valentine Eugene Coetzee of DRA Pacific, and Derek J. Loveday, Satjeet Pandher, Joan C. Kester, and Sean Ennis of Stantec Consulting Inc.

Certain scientific and technical information with respect to the Falchani Lithium Project contained in this AIF is based on the Falchani Technical Report prepared by John Joseph Riordan, David Thompson, Valentine Coetzee of Pacific and Mr. Stewart Nupen of The Mineral Corporation.

Certain scientific and technical information with respect to the Macusani Uranium Project contained in this AIF is based on the Macusani Technical Report prepared by UK based mining engineering consultants Wardell Armstrong International and GBM.

With the exception of Ted O’Connor, the Executive Vice-President and Technical Advisor of the Company, none of the experts named above as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report. With the exception of Ted O’Connor, none of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, was contained in the management proxy circular for the annual and special meeting of shareholders held on August 22, 2022. Additional financial information is provided in the audited financial statements and management discussion and analysis for the most recent year-end. The foregoing additional information is available on SEDAR at www.sedar.com the Company’s profile.